Exhibit 99.4

EXECUTION VERSION

AGREEMENT AND PLAN OF MERGER

by and among

STALLION INTERMEDIATE CORPORATION,

STALLION MERGERSUB CORPORATION

and

SELECT MEDICAL HOLDINGS CORPORATION

Dated as of March 2, 2026

TABLE OF CONTENTS

		Page

	ARTICLE I

	The Merger; Closing; Effective Time

1.1.	The Merger	7
1.2.	Closing	7
1.3.	Effective Time	7

	ARTICLE II

	Organizational Documents

2.1.	Surviving Corporation	7

	ARTICLE III

	Directors and Officers

3.1.	Directors of the Surviving Corporation	8
3.2.	Officers of the Surviving Corporation	8

	ARTICLE IV

	Effect of the Merger on Capital Stock; Exchange of Eligible Shares

4.1.	Effect of the Merger on Capital Stock	8
4.2.	Exchange of Eligible Shares and Delivery of Merger Consideration	9
4.3.	Treatment of Equity Awards	12
4.4.	Adjustments to Prevent Dilution	12
4.5.	Appraisal Rights	12

	ARTICLE V

	Representations and Warranties of the Company

5.1.	Organization, Good Standing and Qualification	13
5.2.	Capital Structure	14
5.3.	Subsidiaries; Joint Ventures	14
5.4.	Corporate Authority; Approval and Fairness	15
5.5.	Governmental Filings; No Violations; Certain Contracts	16
5.6.	Company Reports; Financial Statements	17
5.7.	Absence of Certain Changes	19
5.8.	Litigation and Liabilities	19

5.9.	Compliance with Laws; Licenses; Anti-Corruption Laws; Import and Export Laws	20
5.10.	Material Contracts	21
5.11.	Real Property	23
5.12.	Employee Benefits	24
5.13.	Labor Matters	25
5.14.	Environmental Matters	26
5.15.	Tax Matters	26
5.16.	Intellectual Property; Information Security; Data Privacy	27
5.17.	Insurance	29
5.18.	Takeover Statutes	30
5.19.	Brokers and Finders	30
5.20.	Healthcare Regulatory Matters	30
5.21.	Related Party Transactions	32
5.22.	Information Furnished	32
5.23.	Existing Debt Documents	32
5.24.	No Other Representations or Warranties	32

	ARTICLE VI

	Representations and Warranties of Parent and Merger Sub

6.1.	Corporate Organization	33
6.2.	Organizational Documents	33
6.3.	Authority Relative to This Agreement	33
6.4.	No Conflict; Required Filings and Consents; Agreements	33
6.5.	Ownership of Shares	34
6.6.	Absence of Litigation	34
6.7.	Operations of Parent and Merger Sub	35
6.8.	Financing	35
6.9.	Guarantee	36
6.10.	Brokers	36
6.11.	Information Supplied	37
6.12.	No Vote of Parent Stockholders; Required Approval	37
6.13.	Permitted Holders	37
6.14.	Solvency	37
6.15.	No Other Representations or Warranties	38

	ARTICLE VII

	Covenants

7.1.	Interim Operations	38
7.2.	Company Acquisition Proposals	41
7.3.	Proxy Statement; Schedule 13e-3	45
7.4.	Company Stockholders Meeting	47
7.5.	Filings; Other Actions; Notification	48

7.6.	Access to Information; Confidentiality	49
7.7.	Deregistration and Delisting	51
7.8.	Publicity	51
7.9.	Expenses	51
7.10.	Indemnification; Directors’ and Officers’ Insurance	51
7.11.	Other Actions by the Company	53
7.12.	Financing Cooperation	53
7.13.	Financing	56
7.14.	Obligations of Parent with respect to Merger Sub and the Surviving Corporation	59
7.15.	Employee Benefit Matters	59
7.16.	Tax Opinion	60

	ARTICLE VIII

	Conditions

8.1.	Conditions to Each Party’s Obligation to Effect the Merger	60
8.2.	Conditions to Obligations of Parent and Merger Sub	61
8.3.	Conditions to Obligation of the Company	62

	ARTICLE IX

	Termination

9.1.	Termination by Mutual Consent	62
9.2.	Termination by Either Parent or the Company	62
9.3.	Termination by the Company	63
9.4.	Termination by Parent	64
9.5.	Effect of Termination and Abandonment	64

	ARTICLE X

	Miscellaneous and General.

10.1.	No Survival of Representations and Warranties	67
10.2.	Modification or Amendment	67
10.3.	Waiver of Conditions	67
10.4.	GOVERNING LAW AND VENUE; WAIVER OF JURY TRIAL	67
10.5.	Specific Performance	68
10.6.	Notices	69
10.7.	Entire Agreement	70
10.8.	No Third-Party Beneficiaries	71
10.9.	Obligations of Parent and of the Company	71
10.10.	Transfer Taxes	71
10.11.	Severability	71
10.12.	Interpretation and Construction	72

10.13.	Assignment	73
10.14.	Special Committee	73
10.15.	Certain Definitions	74
10.16.	Counterparts	89
10.17.	Non-Recourse	89
10.18.	Debt Financing Sources	89

AGREEMENT AND PLAN OF MERGER

This AGREEMENT AND PLAN OF MERGER, dated as of March 2, 2026 (this “Agreement”), is entered into by and among SELECT MEDICAL HOLDINGS CORPORATION, a Delaware corporation (the “Company”), STALLION INTERMEDIATE CORPORATION, a Delaware corporation (“Parent”), and STALLION MERGERSUB CORPORATION, a Delaware corporation and a direct wholly owned Subsidiary of Parent (“Merger Sub” and, together with the Company, Parent and Merger Sub, the “Parties” and, each, a “Party”).

RECITALS

WHEREAS, the Parties intend that, on the terms and subject to the conditions set forth in this Agreement, Merger Sub shall merge with and into the Company (the “Merger”), with the Company surviving the Merger, pursuant to the provisions of the General Corporation Law of the State of Delaware (the “DGCL”);

WHEREAS, the board of directors of the Company (the “Company Board”) has duly established a special committee of the Company Board consisting only of independent and disinterested directors of the Company (the “Special Committee”) to, among other things, review, evaluate and negotiate this Agreement and the transactions contemplated hereby;

WHEREAS, the Special Committee has unanimously (a) determined that it is fair to and in the best interests of the Company and the holders (other than any Parent Affiliated Stockholders) of shares of the Company’s common stock, par value $0.001 per share (such shares, the “Company Shares”, and the holders of Company Shares other than any Parent Affiliated Stockholders, the “Unaffiliated Company Stockholders”), for the Company to enter into this Agreement and declared this Agreement and the transactions contemplated by this Agreement advisable and (b) resolved to recommend that the Company Board (x) declare this Agreement and the transactions contemplated by this Agreement advisable, (y) adopt this Agreement and approve the Merger and the other transactions contemplated by this Agreement and (z) recommend adoption of this Agreement and approval of the Merger and the other transactions contemplated by this Agreement by the holders of Company Shares (this clause (b), the “Special Committee Recommendation”);

WHEREAS, the Company Board, acting upon the Special Committee Recommendation, has (a) determined that it is fair to and in the best interests of the Company and holders of Company Shares (including the Unaffiliated Company Stockholders) for the Company to enter into this Agreement and declared this Agreement and the transactions contemplated by this Agreement advisable, (b) adopted this Agreement and approved the execution, delivery and performance of this Agreement by the Company and the consummation of the Merger and the other transactions contemplated by this Agreement, (c) resolved to recommend adoption of this Agreement and approval of the Merger and the other transactions contemplated by this Agreement by the holders of Company Shares and (d) directed that this Agreement be submitted to the holders of Company Shares entitled to vote for its adoption;

WHEREAS, the board of directors of Parent has (a) determined that it is fair to and in the best interests of Parent and its stockholder for Parent to enter into this Agreement and declared this Agreement and the transactions contemplated by this Agreement advisable and (b) adopted this Agreement and approved the execution, delivery and performance of this Agreement by Parent and the consummation of the Merger and the other transactions contemplated by this Agreement;

WHEREAS, the board of directors of Merger Sub has unanimously (a) determined that it is fair to and in the best interests of Merger Sub and Parent (as Merger Sub’s sole stockholder) for Merger Sub to enter into this Agreement and declared this Agreement and the transactions contemplated by this Agreement advisable and (b) adopted this Agreement and approved the execution, delivery and performance of this Agreement by Merger Sub and the consummation of the Merger and the other transactions contemplated by this Agreement and (c) resolved to recommend adoption of this Agreement and approval of the Merger and the other transactions contemplated by this Agreement by Parent (as Merger Sub’s sole stockholder);

WHEREAS, concurrently with the execution and delivery of this Agreement, and as a condition and inducement to Parent’s and Merger Sub’s willingness to enter into this Agreement, the holders of Company Shares set forth on Section 1.01 of the Company Disclosure Letter (which may be updated by Parent following the date hereof to add holders who may enter into Rollover Agreements after the date hereof; provided that any such updates are previously approved in writing by the Special Committee (such approval not to be unreasonably withheld, conditioned or delayed)) (collectively, the “Rollover Holders”) are entering into Rollover Agreements with Parent, pursuant to which each Rollover Holder will have agreed, subject to the terms and conditions set forth therein, that certain of their Company Shares specified in accordance with such Rollover Holder’s Rollover Agreement will (a) be contributed to Parent or its Affiliate in exchange for equivalent equity interests in Parent or such Affiliate and (b) remain outstanding in the Merger (the “Rollover Shares”);

WHEREAS, concurrently with the execution and delivery of this Agreement, and as a condition and inducement to the Company’s willingness to enter into this Agreement, Parent has (a) entered into the Equity Commitment Letter with the Equity Investor and the Debt Commitment Letter with the Debt Financing Sources party thereto, with the Equity Commitment Letter and the Debt Commitment Letter collectively providing the Required Amount and (b) delivered to the Company executed copies of each of the Equity Commitment Letter and the Debt Commitment Letter; and

WHEREAS, concurrently with the execution of this Agreement, and as a condition and inducement to the Company’s willingness to enter into this Agreement, the Equity Investor (in such capacity, the “Guarantor”) has entered into and delivered the Guarantee with respect to certain obligations of Parent and Merger Sub under this Agreement.

NOW, THEREFORE, in consideration of the premises, and of the representations, warranties, covenants and agreements contained herein, the Parties intending to be legally bound agree as follows:

ARTICLE I

The Merger; Closing; Effective Time

1.1.          The Merger.

(a)          Upon the terms and subject to the conditions set forth in this Agreement, at the Effective Time, Merger Sub shall be merged with and into the Company, and the separate corporate existence of Merger Sub shall thereupon cease.  The Company shall be the surviving corporation in the Merger (hereinafter referred to as the “Surviving Corporation”) and, after the Merger, shall be a wholly owned Subsidiary of Parent and the separate corporate existence of the Company, with all of its rights, privileges, immunities, powers, franchises and authority, shall continue unaffected by the Merger, except as set forth in Article II.  The Merger shall have the effects specified in the DGCL.

1.2.          Closing.  The closing for the Merger (the “Closing”) shall take place remotely by exchange of documents and signatures (or their electronic counterparts), (a) at 9:00 a.m. (New York City time), on the fourth (4th) Business Day after the day on which the last of the conditions set forth in Article VIII (other than those conditions that by their nature are to be satisfied at the Closing, but subject to the fulfillment or waiver of those conditions at the Closing) has been satisfied or waived (and all such conditions remain satisfied or waived on such fourth (4th) Business Day) in accordance with this Agreement; provided that, if the Marketing Period has not ended at such time, Parent shall not be required to effect the Closing until the earliest of (subject to the continued satisfaction or waiver of the conditions in Article VII at such time) (i) any Business Day during the Marketing Period as may be specified by Parent on no less than two (2) Business Days’ prior written notice to the Company (it being understood that such date may be conditioned upon the simultaneous completion of the Debt Financing) and (ii) the first Business Day after the final day of the Marketing Period or (b) such other date, time and place as the Parties may agree in writing.  The day on which the Closing actually occurs is referred to as the “Closing Date.”

1.3.          Effective Time.  On the Closing Date, Merger Sub and the Company shall file with the Secretary of State of the State of Delaware a certificate of merger relating to the Merger (the “Certificate of Merger”) executed in accordance with the relevant provisions of the DGCL, and the Parties shall make all other filings or recordings required under the DGCL in connection with the Merger.  The Merger shall become effective at the time when the Certificate of Merger has been duly filed with the Secretary of State of the State of Delaware or at such later time as is permissible under the DGCL and as may be agreed by the Parties in writing and specified in the Certificate of Merger (the “Effective Time”).

ARTICLE II

Organizational Documents

2.1.          Surviving Corporation.  At the Effective Time, each of the certificate of incorporation and the bylaws of Merger Sub as in effect immediately prior to the Effective Time shall become the certificate of incorporation and bylaws of the Surviving Corporation (except that the name of the corporation shall be replaced with the name of the Company) (respectively, the “Charter” and the “Bylaws”)  each until thereafter amended, restated or amended and restated in accordance with, or as required by, the provisions therein or applicable Law, in each case, consistent with the obligations set forth in Section 7.10.

ARTICLE III

Directors and Officers

3.1.          Directors of the Surviving Corporation.  The directors of Merger Sub, immediately prior to the Effective Time, shall, from and after the Effective Time, be the directors of the Surviving Corporation, each to hold office until his or her successor has been duly elected or appointed and qualified or until his or her earlier death, resignation or removal pursuant to the Charter and Bylaws of the Surviving Corporation and applicable Law.

3.2.          Officers of the Surviving Corporation.  The officers of the Company immediately prior to the Effective Time shall, from and after the Effective Time, be the officers of the Surviving Corporation, each to hold office until his or her successor has been duly elected or appointed and qualified or until his or her earlier death, resignation or removal pursuant to the Charter and Bylaws of the Surviving Corporation and applicable Law.

ARTICLE IV

Effect of the Merger on Capital Stock;
Exchange of Eligible Shares

4.1.          Effect of the Merger on Capital Stock.  At the Effective Time, by virtue of the Merger and without any action on the part of the Company, Parent, Merger Sub or any holder of any securities of Company, Parent or Merger Sub:

(a)          Merger Consideration.  Other than the Rollover Shares, Company Restricted Shares (which shall be treated as provided in Section 4.3(a)) and Company Shares (i) owned by the Company as treasury stock or (ii) otherwise owned by Parent, Merger Sub or, solely to the extent designated in writing by Parent to the Company at least two (2) Business Days prior to the Effective Time, any Affiliate of Parent so designated immediately prior to the Effective Time (such Company Shares described in the foregoing clauses (i) and (ii), the “Excluded Shares”), each Company Share that is issued and outstanding immediately prior to the Effective Time (such Company Shares, the “Eligible Shares”) shall cease to exist and automatically be converted into the right to receive, subject to Section 4.4, $16.50 in cash per Company Share, without interest (the “Merger Consideration”), and (A) each certificate formerly representing any of the Eligible Shares (each, a “Certificate”), and (B) each book-entry account formerly representing any non-certificated Eligible Shares (each, a “Book-Entry Share”), shall thereafter represent only the right to receive, as applicable, the Merger Consideration.

(b)          Treatment of Excluded Shares.  Each Excluded Share shall automatically be cancelled without payment of any consideration therefor and shall cease to exist.

(c)          Treatment of Rollover Shares.  Each Rollover Share shall be contributed (or otherwise transferred), directly or indirectly, to Parent pursuant to the terms of the Rollover Agreements prior to the Effective Time and shall as of the Effective Time automatically be cancelled without payment of any consideration therefor and shall cease to exist.

(d)          Treatment of Merger Sub Shares.  Each share of common stock, par value $0.01 per share, of Merger Sub, issued and outstanding immediately prior to the Effective Time, shall be converted into one (1) share of common stock, par value $0.01 per share, of the Surviving Corporation.

4.2.          Exchange of Eligible Shares and Delivery of Merger Consideration.

(a)          Deposit of Merger Consideration and Paying Agent.

(i)          At the Effective Time, Parent shall deposit, or cause to be deposited, with an Paying Agent selected by Parent and reasonably acceptable to the Company (such acceptance not to be unreasonably conditioned, withheld or delayed) (the “Paying Agent”), an amount in cash in immediately available funds sufficient to pay the aggregate Merger Consideration required to be paid pursuant to this Article IV (the “Payment Fund”).

(ii)          The agreement pursuant to which Parent shall appoint the Paying Agent (the “Paying Agent Agreement”) shall be in form and substance reasonably acceptable to the Company (such acceptance not to be unreasonably conditioned, withheld or delayed).  Pursuant to the Paying Agent Agreement, among other things, the Paying Agent shall (A) act as the Paying Agent for the payment and delivery of the Merger Consideration and (B) invest the Payment Fund, if and as directed by Parent in accordance with the terms of the Paying Agent Agreement.  Subject to the terms of the Paying Agent Agreement, any interest and other income resulting from such investment (if any) shall become a part of the Payment Fund, and any amounts (if any) in excess of the amounts payable under Section 4.1(a) shall, subject to Section 4.2(d), be promptly remitted to Parent or the Surviving Corporation as directed by Parent.

(b)          Procedures for Surrender.

(i)          As promptly as reasonably practicable after the Effective Time (and in any event within five (5) Business Days thereafter), the Surviving Corporation (with the assistance of Parent if necessary) shall cause the Paying Agent to provide or make available to each holder of record of Eligible Shares (each a “Holder”) that are (A) Certificates or (B) Book-Entry Shares not held through The Depository Trust Company (“DTC”) notice advising such holders of the effectiveness of the Merger, which notice shall include (I) appropriate transmittal materials (including a customary letter of transmittal) specifying that delivery shall be effected, and risk of loss and title to the Certificates or such Book-Entry Shares shall pass, only upon delivery of the Certificates to the Paying Agent (or affidavits of loss in lieu of the Certificates, as provided in Section 4.2(e)) or the surrender of such Book-Entry Shares to the Paying Agent (which is deemed to have been effected upon the delivery of a customary “agent’s message” with respect to such Book-Entry Shares or such other evidence reasonably acceptable to Parent or the Paying Agent, if any, of such surrender), such materials to be in such form and have such other provisions as Parent desires and reasonably acceptable to the Company (such acceptance not to be unreasonably conditioned, withheld or delayed) and (II) instructions for effecting the surrender of the Certificates (or affidavits of loss in lieu of the Certificates, as provided in Section 4.2(e)) or the Book-Entry Shares to the Paying Agent in exchange for the Merger Consideration that such holder is entitled to receive as a result of the Merger pursuant to Section 4.1(a).

(ii)          With respect to Book-Entry Shares held through DTC, Parent and the Company shall cooperate to establish procedures with the Paying Agent, DTC and such other necessary or desirable third-party intermediaries to ensure that the Paying Agent will transmit to DTC or its nominees as promptly as reasonably practicable after the Effective Time (and in any event within three (3) Business Days thereafter), upon surrender of Eligible Shares held of record by DTC or its nominees in accordance with DTC’s customary surrender procedures and such other procedures as agreed by Parent, the Company, the Paying Agent, DTC and such other necessary or desirable third-party intermediaries, the Merger Consideration to which the beneficial owners thereof are entitled pursuant to the terms of this Agreement.

(iii)          Upon surrender to the Paying Agent of Eligible Shares that (A) are Certificates, by physical surrender of such Certificate (or affidavits of loss in lieu of the Certificates, as provided in Section 4.2(e)) together with the letter of transmittal, duly completed and validly executed, and such other documents as may be reasonably required by the Paying Agent in accordance with the terms of the materials and instructions provided by the Paying Agent, (B) are Book-Entry Shares not held through DTC, by book-receipt of an “agent’s message” by the Paying Agent in connection with the surrender of Book-Entry Shares (or such other evidence, if any, of surrender with respect to such Book-Entry Shares), in each case, pursuant to such materials and instructions as contemplated by Section 4.2(b)(i), or (C) are Book-Entry Shares held through DTC, in accordance with DTC’s customary surrender procedures and such other procedures as agreed by the Company, Parent, the Paying Agent, DTC and such other necessary or desirable third-party intermediaries pursuant to Section 4.2(b)(ii), the holder of such Certificate or Book-Entry Share shall be entitled to receive in exchange therefor, and Parent shall cause the Paying Agent to issue or pay, as applicable, and deliver as promptly as reasonably practicable (but in any event within three (3) Business Days) to such holders, an amount in cash in immediately available funds (after giving effect to any required Tax withholdings as provided in Section 4.2(f)) sufficient to make payments of any cash consideration payable pursuant to Section 4.1(a) in respect of the Eligible Shares represented by such Certificate (or an affidavit of loss in lieu of the Certificate, as provided in Section 4.2(e)) or such Book-Entry Share.

(iv)          For the avoidance of doubt, no interest will be paid or accrued for the benefit of any holder of Eligible Shares on any amount payable upon the surrender of any Eligible Shares as contemplated by the foregoing provisions of this Section 4.2(b), and any Certificates and Book-Entry Shares so surrendered shall be cancelled by the Paying Agent.  Any Merger Consideration issued or paid upon surrender of a Certificate or a Book-Entry Share will be deemed to have been paid in full satisfaction of all rights pertaining to such Certificate or such Book-Entry Share.

(v)          In the event of a transfer of ownership of any Eligible Shares that are not registered in the stock transfer books of the Company or if the Merger Consideration is to be paid in a name other than that in which the Certificate or Certificates surrendered are registered in the stock transfer books or ledger of the Company, it shall be a condition of the issuance or payment of the applicable Merger Consideration that the Certificate formerly representing such Eligible

Shares is properly endorsed and otherwise in proper form for surrender and presented to the Paying Agent, accompanied by all documents required to evidence and effect such transfer and to evidence that any applicable transfer, documentary, sales, use, stamp or registration Taxes or other similar Taxes have been paid or are not applicable, in each case, in form and substance, reasonably satisfactory to Parent and the Paying Agent.  Issuance or payment of the applicable Merger Consideration with respect to Book-Entry Shares shall only be made to the Person in whose name such Book-Entry Shares are registered in the stock transfer books of the Company.

(vi)          Subject to the terms of the Paying Agent Agreement, Parent, in the exercise of its reasonable discretion, shall have the right to make all determinations, consistent with the terms of this Agreement, governing the validity of any such transmittal materials described herein and compliance by any holder of Company Shares with the procedures contemplated by this Agreement.

(c)          Transfers.  From and after the Effective Time, the stock transfer books of the Company shall be closed with respect to the Company Shares outstanding immediately prior to the Effective Time, and there shall be no transfers on the stock transfer books of the Company of any Company Shares outstanding immediately prior to the Effective Time.  If, after the Effective Time, any Certificate or acceptable evidence of a Book-Entry Share formerly representing any Company Shares is presented to the Surviving Corporation, Parent or the Paying Agent for transfer, it shall be cancelled or, in the case such Company Shares are Eligible Shares, cancelled and exchanged for the Merger Consideration to which the holder thereof is entitled in accordance with this Article IV.

(d)          Termination of Payment Fund.  Any portion of the Payment Fund (including the proceeds of any investments thereof (if any)) that remains unclaimed by the holders of Shares for twelve (12) months from and after the Closing Date shall be delivered to the Surviving Corporation.  Any holder of Eligible Shares who has not theretofore complied with the procedures, materials and instructions contemplated by this Article IV shall thereafter look only to the Surviving Corporation for issuance or payment of the Merger Consideration (after giving effect to any required Tax withholdings as provided in Section 4.2(f)) payable pursuant to Section 4.1(a).  Notwithstanding anything to the contrary in the foregoing, none of the Surviving Corporation, Parent, the Paying Agent or any other Person shall be liable to any former holder of Company Shares for any portion of the Payment Fund properly delivered to a public official pursuant to applicable abandoned property, escheat or similar Laws.  Any Merger Consideration remaining unclaimed by the holders of Certificates or Book-Entry Shares immediately prior to such time as such amounts would otherwise escheat to, or become property of, any Governmental Entity will, to the extent permitted by applicable Law, become the property of the Surviving Corporation or an Affiliate thereof designated by the Surviving Corporation, free and clear of any claim or interest of any Person previously entitled thereto.

(e)          Lost, Stolen or Destroyed Certificates.  In the event any Certificate representing Eligible Shares shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the Person claiming such Certificate to be lost, stolen or destroyed and, if required by Parent, the posting by such Person of a bond in customary amount and upon such terms as may be reasonably required by Parent as indemnity against any claim that may be made against it or the Surviving Corporation with respect to such Certificate, the Paying Agent will issue or pay the Merger Consideration deliverable in respect of such lost, stolen or destroyed Certificate.

(f)          Withholding Rights.  Notwithstanding anything in this Agreement to the contrary, each of Parent, the Paying Agent and the Surviving Corporation (and any of their Affiliates or agents) shall be entitled to deduct and withhold from the consideration otherwise payable pursuant to this Agreement to any Person such amounts as it is required to deduct and withhold with respect to the making of such payment under the Internal Revenue Code of 1986, as amended (the “Code”), or any other applicable state, local or non-U.S. Tax Law.  To the extent that amounts are so withheld, such withheld amounts (i) shall be remitted to the applicable Governmental Entity and (ii) shall be treated for all purposes of this Agreement as having been paid to the Person in respect of which such deduction and withholding was made.

4.3.          Treatment of Equity Awards.

(a)          Prior to the Effective Time, the Company Board (or, if appropriate, any committee thereof administering the Company Stock Plan) shall adopt such resolutions and take such other actions as may be required to provide that each Company Share that is subject to forfeiture conditions (each, a “Company Restricted Share”) outstanding immediately prior to the Effective Time shall, except in the case of any Company Restricted Shares that are Rollover Shares, vest in full as of immediately prior to the Effective Time and shall be treated the same as all other Company Shares in accordance with Section 4.1(a).

(b)          Promptly after the Effective Time (but in any event, no later than the first payroll date that occurs more than four (4) Business Days after the Effective Time), the Surviving Corporation or its applicable Affiliate shall pay through its payroll systems (or, if a payroll systems payment is not reasonably practicable, by wire transfer) the amounts due pursuant to this Section 4.3.

4.4.          Adjustments to Prevent Dilution.  Notwithstanding anything in this Agreement to the contrary, if, from the date hereof to the earlier of the Effective Time and termination of this Agreement in accordance with Article IX, the issued and outstanding Company Shares or securities convertible or exchangeable thereinto or exercisable therefor shall have been changed into a different number of shares or securities or a different class by reason of any reclassification, stock split (including a reverse stock split), stock dividend or distribution, recapitalization, merger (other than the Merger), issuer tender offer or exchange offer, or other similar transaction, or a stock dividend with a record date within such period shall have been declared, then the Merger Consideration and any other similarly dependent items in this Agreement, as the case may be, shall be equitably adjusted in order to provide the holders of Company Shares the same economic effect as contemplated by this Agreement prior to such event; provided, however, nothing in this Section 4.4 shall be construed to permit the Company to take any action prohibited or restricted by the terms of this Agreement.

4.5.          Appraisal Rights.

(a)          Notwithstanding anything in this Agreement to the contrary, Company Shares that are outstanding immediately prior to the Effective Time and that are held by any Person who is entitled to demand and properly demands appraisal of such shares pursuant to, and who complies in all respects with, Section 262 of the DGCL (“Appraisal Shares”) shall not be converted into the right to receive the Merger Consideration as provided in Section 4.1(a), but instead shall be canceled and shall represent the right to receive only those rights provided under Section 262 of the DGCL; provided, however, that if any such Person shall fail to perfect or otherwise shall waive, withdraw or lose the right to appraisal under Section 262 of the DGCL, then the right of such Person to receive those rights under Section 262 of the DGCL shall cease and such Appraisal Shares shall be deemed to have been converted as of the Effective Time into, and shall represent only the right to receive, the Merger Consideration as provided in Section 4.1(a), without interest thereon.

(b)          The Company shall give prompt notice to Parent of any demands received by the Company for appraisal of any Company Shares and Parent shall have the right to participate in all negotiations and Proceedings with respect to such demands.  Prior to the Effective Time, (i) the Company shall not, without the prior written consent of Parent (which shall not be unreasonably withheld, conditioned or delayed), make any payment with respect to any such demands or notices of dissent, or offer or agree to do any of the foregoing and (ii) Parent shall not, except with the prior written consent of the Company (such consent not to be unreasonably withheld, delayed or conditioned), require the Company to make any payment with respect to any demands for appraisal or notices of dissent or offer to settle or settle any such demands or notices.

ARTICLE V

Representations and Warranties of the Company

Except as set forth in the publicly available Company Reports filed with the U.S. Securities and Exchange Commission (the “SEC”) on or after January 1, 2024 and prior to the date hereof (excluding, in each case, any disclosures contained solely under the captions “Risk Factors” and “Forward-Looking Statements” that are cautionary, predictive or forward-looking in nature) or in the corresponding sections or subsections of the confidential disclosure letter delivered to Parent by the Company prior to or concurrently with entering into this Agreement (the “Company Disclosure Letter”) (it being agreed that, for purposes of the representations and warranties set forth in this Article V, disclosure of any item in any section or subsection of the Company Disclosure Letter shall be deemed disclosure with respect to any other section or subsection to which the relevance of such item is reasonably apparent on its face), the Company hereby represents and warrants to Parent and Merger Sub that:

5.1.          Organization, Good Standing and Qualification.  The Company (a) is a corporation duly organized, validly existing and in good standing under the Laws of the State of Delaware, (b) has all requisite corporate power and authority to own, lease and operate its properties, rights and assets and to carry on its business as presently conducted and (c) is qualified to do business and, to the extent such concept is applicable, is in good standing as a foreign corporation or other legal entity in each jurisdiction where the ownership, leasing or operation of its assets or properties or conduct of its business requires such qualification, except, in the case of each of clauses (b) and (c), where the failure to have such power or authority or to be so qualified or, to the extent such concept is applicable, in good standing would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

5.2.          Capital Structure.

(a)          The authorized capital stock of the Company consists of (i) 700,000,000 Company Shares and (ii) 70,000,000 preferred shares, par value $0.001 per share, of which none are issued and outstanding as of the date hereof.  As of the close of business on February 28, 2026 (the “Capitalization Date”), (i) 124,018,300 Company Shares were issued and outstanding (including 3,356,460 Company Restricted Shares) and (ii) 2,572,291 Company Shares were reserved and available for issuance pursuant to the Company Stock Plans.  From the Capitalization Date to the date of this Agreement, no Company Shares or Company Restricted Shares have been issued, other than in connection with the vesting of Company Restricted Shares that were issued and outstanding as of the Capitalization Date.  All of the outstanding Company Shares have been duly authorized and are validly issued, fully paid and nonassessable.

(b)          Except as described in Section 5.2(a), there are no preemptive or other outstanding rights, options, warrants, conversion rights, stock appreciation rights, restricted share units, performance units, phantom stock rights, profit participation rights, redemption rights, repurchase rights, agreements, arrangements, calls, commitments or rights, obligations or contracts of any kind that obligate the Company to issue or sell any shares of capital stock or other securities of the Company or any securities or obligations convertible or exchangeable into or exercisable for, or giving any Person a right to subscribe for or acquire, any securities of the Company, and no securities or obligations evidencing such rights are authorized, issued or outstanding, and there are no other obligations by the Company or any Company Subsidiary to make any payments based on the price or value of Company Shares.  Upon any issuance of any Company Shares in accordance with the terms of the Company Stock Plans, such Company Shares will be duly authorized, validly issued, fully paid and nonassessable and free and clear of any Lien (other than Permitted Liens).  The Company does not have outstanding any bonds, debentures, notes or other obligations the holders of which have the right to vote (or which are convertible into or exercisable for securities having the right to vote) with the holders of Company Shares on any matter.

5.3.          Subsidiaries; Joint Ventures.

(a)          Section 5.3(a) of the Company Disclosure Letter sets forth a true and complete list of all the Subsidiaries of the Company (each, a “Company Subsidiary”), the jurisdiction of organization thereof and the ownership interest of the Company in each Company Subsidiary.  All of the outstanding equity interests of each such Company Subsidiary are duly authorized and validly issued, fully paid and non-assessable and are owned by the Company or a Company Subsidiary, free and clear of any Liens (other than Permitted Liens).  There are no equity securities of any of any Company Subsidiary issued, reserved for issuance or outstanding and no outstanding options, warrants, convertible or exchangeable securities, subscriptions, rights (including any preemptive rights), stock appreciation rights, calls or commitments of any character whatsoever to which the Company or any of Company Subsidiary is a party or may be bound requiring the issuance or sale of equity interests of Company Subsidiary.  Each Company Subsidiary (i) is a duly organized, validly existing and in good standing under the Laws of the jurisdiction of its organization, (ii) has all requisite corporate power and authority to own, lease and operate its properties, rights and assets and to carry on its business as presently conducted and (iii) is qualified to do business and, to the extent such concept is applicable, is in good standing as a foreign corporation or other legal entity in each jurisdiction where the ownership, leasing or operation of its assets or properties or conduct of its business requires such qualification, except, in the case of each of clauses (ii) and (iii), where the failure to have such power or authority or to be so qualified or, to the extent such concept is applicable, in good standing would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

(b)          Section 5.3(b) of the Company Disclosure Letter sets forth a true and correct list of each non-wholly owned Company Subsidiary or other joint venture, partnership or similar arrangement to which the Company or any Company Subsidiary is a party (each, a “Company JV” and the Company JVs together with the Company and the Company Subsidiaries, collectively, the “Company Entities” and, each, a “Company Entity”), the authorized capitalization of such Company JV, the number of shares of capital stock or other equity interests of each such Company JV and the record and beneficial owners thereof, such Company JV’s jurisdiction of organization and the percentage of its equity interests directly or indirectly held by the Company or Company Subsidiary.  All of the outstanding shares of capital stock of, or other equity interests in, each Company JV held by the Company or a Company Subsidiary, are duly authorized, validly issued, fully paid and nonassessable (in each case, to the extent such concepts are applicable).  All of the outstanding shares of capital stock of, or other equity interests in, each Company JV held by the Company or a Company Subsidiary will be owned, after the Closing, directly or indirectly, by the Company free and clear of Liens, other than Permitted Liens and transfer restrictions under the applicable Company JV Agreements.

5.4.          Corporate Authority; Approval and Fairness.

(a)          The Company has all requisite corporate power and authority and has taken all corporate action necessary in order to execute and deliver this Agreement, and to perform its obligations under this Agreement, and to consummate the Merger and the other transactions contemplated hereby and thereby, subject only to the Requisite Company Stockholder Approvals.  This Agreement has been duly executed and delivered by the Company and, assuming the due authorization, execution and delivery of this Agreement by Parent and Merger Sub, constitutes a valid and binding agreement of the Company enforceable against the Company in accordance with its terms, subject to bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and similar Laws of general applicability relating to or affecting creditors’ rights and to general equity principles (the “Bankruptcy and Equity Exception”).

(b)          The Company Board, acting upon the Special Committee Recommendation, has (i) (A) determined that it is fair to and in the best interests of the Company and the holders of Company Shares (including the Unaffiliated Company Stockholders) for the Company to enter into this Agreement and declared this Agreement and the transactions contemplated by this Agreement advisable, (B) adopted this Agreement and approved the execution, delivery and performance of this Agreement by the Company and the consummation of the Merger and the other transactions contemplated by this Agreement and (C) resolved to recommend adoption of this Agreement and approval of the Merger and the other transactions contemplated by this Agreement by the holders of Company Shares (the “Company Recommendation”) and (ii) directed that this Agreement be submitted to the holders of Company Shares entitled to vote for adoption of this Agreement and approval of the Merger and the other transactions contemplated by this Agreement.

(c)          The Special Committee has (i) been duly established, (ii) received an opinion of Goldman Sachs & Co. LLC, the Special Committee’s financial advisor (the “Special Committee Financial Advisor”), to the effect that the Merger Consideration is fair, from a financial point of view, as of the date of such opinion and subject to the limitations, qualifications and assumptions set forth therein, to the Unaffiliated Company Stockholders, (iii) determined that it is fair to and in the best interests of the Company and the Unaffiliated Company Stockholders for the Company to enter into this Agreement and (iv) recommended to the Company Board that the Company Board make the Company Recommendation.  The Company shall provide a copy of such written opinion of the Special Committee Financial Advisor to Parent solely for informational purposes and on a non-reliance basis as promptly as reasonably practicable following the execution of this Agreement.

5.5.          Governmental Filings; No Violations; Certain Contracts.

(a)          Other than the filings, notices, reports, consents, registrations, approvals, permits, waivers, consultation, advice, expirations of waiting periods or authorizations pursuant to, in compliance with or required to be made under, (i) the DGCL, (ii) the Exchange Act and the Securities Act, (iii) the rules and regulations of NYSE, (iv) state securities, takeover and “blue sky” Laws and (v) the HSR Act and the other rules and regulations set forth on Section 5.5(a) of the Company Disclosure Letter (the filings, notices, reports, consents, applications, registrations, approvals, permits, waivers, consultation, advice, expirations of waiting periods and authorizations contemplated by the foregoing clauses (i) through (v), the “Company Approvals”), no filings, notices, reports, consents, registrations, approvals, permits, waivers, consultation, advice, expirations of waiting periods or authorizations are required to be obtained by the Company or any other Company Entity from, or to be given by the Company or any other Company Entity to, or to be made or held by the Company or any other Company Entity with, any U.S. (whether national, state, municipal, local or county), non-U.S. or supranational or transnational governmental, regulatory, self-regulatory or quasi-Governmental Entity, entity, agency, commission, body, department or instrumentality or any court, tribunal or arbitrator or other legislative, executive or judicial governmental entity or political subdivision thereof (each, a “Governmental Entity”) or any labor or trade union, works council or other employee representative body in connection with the execution, delivery and performance by the Company of this Agreement and the consummation of the Merger and the other transactions contemplated by this Agreement, except for those filings, notices, reports, consents, registrations, approvals, permits, waivers, consultation, advice, expirations of waiting periods or authorizations the failure of which to be obtained, given, made or held would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

(b)          The execution, delivery and performance of this Agreement by the Company do not, and the consummation of the Merger and the other transactions contemplated by this Agreement will not, constitute or result in (i) a conflict with, a breach or violation of, or a default under, the certificate of incorporation or bylaws of the Company (assuming the Requisite Company Stockholder Approvals are obtained), (ii) with or without notice, lapse of time or both, a breach or violation of, a termination (or right of termination) of or a default under, the loss of any benefit under, the creation, modification or acceleration of any obligations under or the creation of a Lien (other than Permitted Liens) on any of the properties, rights or assets of any Company Entity pursuant to (A), subject to the representations and warranties contained in Section 6.13 being true in all respects, the Existing Debt Documents, or (B) any other Contract binding upon any Company Entity or, assuming (solely with respect to performance of this Agreement and consummation of the Merger and the other transactions contemplated by this Agreement) compliance with the matters referred to in Section 5.5(a), under any applicable Law to which the Company, any Company Subsidiary is subject or (iii) any change in the rights or obligations of any party under any Contract legally binding upon any Company Entity, except, in the case of each of clauses (ii) and (iii) directly above, for any such conflict, breach, violation, termination, default, loss, creation, modification, acceleration or change that would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

5.6.          Company Reports; Financial Statements.

(a)          The Company has filed or furnished, as applicable, on a timely basis, all forms, statements, certifications, reports and documents required to be filed by it with or furnished by it to the SEC pursuant to the Exchange Act or the Securities Act since January 1, 2024 (the forms, statements, certifications, reports and other documents filed with or furnished to the SEC since January 1, 2024 and those filed with or furnished to the SEC subsequent to the date hereof, including any amendments thereto, the “Company Reports”).  Each of the Company Reports, at the time of its filing or being furnished complied as to form in all material respects with the applicable requirements of the Securities Act, the Exchange Act and the Sarbanes-Oxley Act of 2002 (the “Sarbanes-Oxley Act”) applicable to the Company Reports.  The Company Reports did not (or with respect to Company Reports filed after the date of this Agreement, will not) contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements made therein, in light of the circumstances in which they were made, not misleading.  Since January 1, 2024, the Company has not consummated any unregistered offering of securities that by the terms of such offering requires subsequent registration under the Securities Act. No Company Entity other than the Company is subject to the periodic reporting requirements of the Exchange Act (other than in its capacity as a Company Subsidiary or Company JV, as applicable).  There are no outstanding or unresolved comments in comment letters from the SEC staff with respect to any of the Company Reports.  To the Knowledge of the Company, as of the date hereof, none of the Company Reports is the subject of ongoing SEC review or outstanding SEC investigations.

(b)          Each of the chief executive officer of the Company and the chief financial officer of the Company (or each former chief executive officer of the Company and each former chief financial officer of the Company, as applicable) has made all applicable certifications required by Rule 13a-14 or 15d-14 under the Exchange Act and Sections 302 and 906 of the Sarbanes-Oxley Act with respect to the Company Reports, and the statements contained in such certifications are true and accurate in all material respects.  For purposes of this Agreement, “chief executive officer” and “chief financial officer” have the meanings given to such terms in the Sarbanes-Oxley Act.  The Company does not have outstanding nor has it arranged any outstanding “extensions of credit” to directors or executive officers within the meaning of Section 402 of the Sarbanes-Oxley Act.

(c)          The Company is in compliance in all material respects with the applicable listing and corporate governance rules and regulations of NYSE.  Except as permitted by the Exchange Act, including Sections 13(k)(2) and (3) or rules of the SEC, since the enactment of the Sarbanes-Oxley Act, neither the Company nor any of its Affiliates has made, arranged or modified (in any material respect) any extensions of credit in the form of a personal loan to any executive officer or director of the Company.

(d)          The Company maintains disclosure controls and procedures required by Rule 13a-15 or 15d-15 under the Exchange Act.  Such disclosure controls and procedures are reasonably designed to provide reasonable assurance that all information required to be disclosed by the Company is reported on a timely basis to the individuals responsible for the preparation of the Company’s filings with the SEC and other public disclosure documents.  The Company’s internal control over financial reporting (as defined in Rule 13a-15 or 15d-15, as applicable, under the Exchange Act) is reasonably designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with GAAP and includes policies and procedures that (i) pertain to the maintenance of records that are in reasonable detail and accurately and fairly reflect the transactions and dispositions of the assets of the Company, (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with GAAP, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the Company and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Company’s assets that could have a material effect on its financial statements.

(e)          Since January 1, 2024, none of the Company Board nor, to the Knowledge of the Company, the Company’s auditors have been advised of, and the Company’s principal executive officer, principal ﬁnancial officer and principal accounting officer are not aware of and have not disclosed, based on their most recent evaluation prior to the date of this Agreement, to the Company’s auditor and the Company Board (i) any “signiﬁcant deﬁciencies” or “material weaknesses” (each as defined in Rule 12b-2 of the Exchange Act) in the systems of internal controls over ﬁnancial reporting that has not been subsequently remedied or (ii) any fraud, whether or not material, that involves management or other employees who have a significant role in the Company’s internal control over financial reporting.

(f)          Each of the consolidated balance sheets included in or incorporated by reference into the Company Reports (except as may be indicated in the notes and schedules thereto) presents fairly, and, in the case of Company Reports to be filed after the date hereof, will, when filed, present fairly, in all material respects, the consolidated financial position of the Company and its consolidated Company Subsidiaries as of its date and each of the related consolidated statements of operations, comprehensive income, changes in equity and income and cash flows included in, or incorporated by reference into, the Company Reports (except as may be indicated in the notes and schedules thereto) presents fairly, and, in the case of Company Reports to be filed after the date hereof, will, when filed, present fairly, in all material respects, the consolidated results of operations, retained earnings (loss) and changes in financial position, as the case may be, of the Company and its consolidated Company Subsidiaries for the periods set forth therein (subject, in the case of unaudited statements, to notes and normal year-end audit adjustments that will not be material in amount or effect in accordance with GAAP consistently applied during the periods involved, except as may be noted therein).  Each such consolidated balance sheet or related statements of operations, comprehensive income, changes in equity and income and cash flows included in or incorporated by reference into the Company Reports (except as may be indicated in the notes and schedules thereto) complied as to form at the time it was filed in all material respects with applicable accounting requirements and the published rules and regulations of the SEC with respect thereto and was prepared in conformity with GAAP (except, in the case of unaudited interim financial statements, as permitted by Form 10-Q of the SEC) applied on a consistent basis during the periods involved (except as may be indicated in the notes thereto).

(g)          No Company Entity is a party to, nor has any commitment to become a party to, any joint venture, off-balance sheet partnership or any similar Contract (including any Contract or arrangement relating to any transaction or relationship between or among the Company, on the one hand, and any Affiliate, including any structured finance, special purpose or limited purpose entity or Person, on the other hand, or any “off-balance sheet arrangements” (as defined in Item 303(a) of Regulation S-K under the Exchange Act)), where the result, purpose or intended effect of such Contract is to avoid disclosure of any material transaction involving, or material liabilities of, the Company and its consolidated Subsidiaries in the Company’s published financial statements or other Company Reports.

5.7.          Absence of Certain Changes.

(a)          Since December 31, 2025 through the date of this Agreement, (i) except for actions taken in connection with the execution and delivery of this Agreement and the transactions contemplated hereby, the Company and the Company Entities have conducted their business in the ordinary course of business consistent with past practice in all material respects and (ii) none of the Company or any Company Entity has taken or omitted to take any action which, if taken or omitted to be taken after the date of this Agreement and prior to the Closing Date without the prior written consent of Parent, would constitute a breach of clauses (ii), (iii), (viii), (x), (xvii) (xviii) or (xix) of Section 7.1(a) or, solely with respect to the foregoing clauses, clause (xxi) of Section 7.1(a).

(b)          Since December 31, 2025 through the date of this Agreement, there has not been a Company Material Adverse Effect.

5.8.          Litigation and Liabilities.  There are no Proceedings pending or, to the Company’s Knowledge, threatened in writing by or before any Governmental Entity against or involving any Company Entity, or any property or asset of any Company Entity or Managed Practice, except for those that would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.  The Company Entities and the Managed Practices have, since January 1, 2024, timely responded in material compliance with any notice, request for information, subpoena, civil investigative demand or other filing or action required in response to a Proceeding or Order, except for any failure that would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. No Company Entity is subject to any Order that remains outstanding against such Company Entity that restricts in any material respect the manner in which the Company Entities conduct their businesses or that would prevent the consummation of the Merger or the other transactions contemplated hereby.  Except for obligations or liabilities (a) reflected or reserved against in the Company’s consolidated balance sheet as of December 31, 2025 (including the related notes and schedules) included in the Company Reports filed prior to the date hereof, (b) incurred in the ordinary course of business consistent with past practice since the date of such balance sheet, (c) that are executory obligations arising under Contracts to which the Company or any Company Subsidiary is a party (other than as a result of a breach thereof or default thereunder by the Company or any Company Subsidiary), (d) incurred in connection with the transactions contemplated by this Agreement (including the Merger), and (e) that would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, the Company does not have any liabilities or obligations of any nature (whether accrued, absolute, matured, unmatured, contingent or otherwise) that would be required by GAAP to be reflected on a consolidated balance sheet.

5.9.          Compliance with Laws; Licenses; Anti-Corruption Laws; Import and Export Laws.

(a)          Since January 1, 2024, the business of the Company Entities and the Managed Practices has not been, and is not being, conducted in violation of any federal, state, local, municipal or foreign law, statute or ordinance or common law, or any rule, regulation, standard, judgment, code, Order, arbitration award, or License of any Governmental Entity (collectively, “Laws”, which includes Healthcare Laws),  except, in each case, as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

(b)          Since January 1, 2024, each Company Entity and Managed Practice has obtained and has been in compliance with all permits, licenses, certifications, approvals, certificates of need, registrations, consents, accreditations, authorizations, franchises, variances, waivers, exemptions and Orders or similar authorizations issued or granted by a Governmental Entity (“Licenses”) necessary to conduct its business as presently conducted, and is not in default under or violation of (and no event has occurred that, with or without the giving of notice, lapse of time or both, would constitute a material default or material violation) any term, condition or provision of any such License, except for those the absence of which, the noncompliance with, default under or violation of would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.  Section 5.9(b) of the Company Disclosure Letter sets forth a list of the Company Entities’ material Licenses that are necessary for, or govern, significant revenue sources.  Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, (i) each License is in full force and effect and (ii) the Company has taken all measures reasonably necessary (including by making all applications, submissions, declarations and filings required by applicable Law or the applicable Governmental Entity) to extend any License to prevent the expiration thereof.  The operation of the business of the Company Entities as presently conducted is not, and has not been since the January 1, 2024, in violation of, nor is any Company Entity in default or violation under, any License, and no event has occurred which, with notice or the lapse of time or both, would constitute a default or violation of any material term, condition or provision of any License, except where such default or violation of such License would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.  There are no Proceedings pending or, to the Company’s Knowledge, threatened, that seek the revocation, cancellation, withdrawal, suspension, recission, termination or adverse modification of any License or indicate such License will not be renewed in the ordinary course, including any Proceedings where penalties may be imposed, except where such revocation, cancellation, adverse modification or non-renewal would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.  Since January 1, 2024, no Company Entity or Managed Practice has received any written notice of any noncompliance or alleged noncompliance with any Licenses, except where such noncompliance would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

(c)          For the past three (3) years, (i) no Company Entity or any of their respective Affiliates or any of their or their Affiliates’ respective officers, directors, employees or, to the Knowledge of the Company, any other Person acting on behalf of the Company, has granted, paid, offered or promised to grant or pay, or authorized or ratified the granting of payment, directly or indirectly, of any rebates, monies or anything of value to any Government Official or any political party or candidate for political office, or to any other Person for the purpose of (A) influencing any act or decision of such Government Official in his or her official capacity, (B) inducing such Government Official to do, or omit to do, any act in relation to his or her lawful duty, (C) securing any improper advantage or (D) inducing such Government Official to influence or affect any act or decision of any Governmental Entity, in each case, in order to assist any Company Entity, any of their Affiliates or any Person acting on behalf of any Company Entity, including any officer, director, employee, agent and Affiliate thereof, in obtaining or retaining business for or with, or directing business to, any Person or to secure any other improper benefit or advantage; (ii) each Company Entity, each of their Affiliates and each of their and their Affiliates’ respective officers, directors, employees and, to the Knowledge of the Company, each other Person acting on behalf of the Company Entities have complied with all Anti-Corruption Laws; and (iii) the Company Entities (A) have instituted policies and procedures reasonably designed to ensure compliance with the Anti-Corruption Laws, (B) have maintained such policies and procedures in full force and effect, (C) have not been subject to any pending Proceeding or, to the Company’s Knowledge, threatened with any Proceeding that alleges any violation of any of the Anti-Corruption Laws and (D) have not made a voluntary disclosure to a Governmental Entity in respect of any of the Anti-Corruption Laws.

(d)          For the past three (3) years, each Company Entity has at all times conducted its export and import and related transactions in accordance with all applicable Import and Export Laws in all material respects.

(e)          Except as would not be prohibited by Import and Export Laws, no Company Entity has engaged in, nor is now knowingly engaging in, any material dealing or transaction with (i) any Person that is or was the subject or the target of sanctions administered by OFAC or (ii) any Person in any country or territory that is the subject or target of sanctions administered by OFAC (at the time of this Agreement, the Crimea, the so-called Donetsk People’s Republic, the so-called Luhansk People’s Republic, the non-government controlled areas of the Kherson and Zaporizhzhia regions of Ukraine, Cuba, Iran, North Korea and Syria).

5.10.          Material Contracts.

(a)          Except for this Agreement, the other agreements entered into in connection with the transactions contemplated hereby and any Contracts filed as exhibits to the Company

Reports, Section 5.10(a) of the Company Disclosure Letter sets forth a true and complete list, as of the date of this Agreement, of:

(i)          any “material contract” (as defined in Item 601(b)(10) of Regulation S-K promulgated by the SEC, other than those agreements and arrangements described in Item 601(b)(10)(iii) of Regulation S-K) with respect to the Company;

(ii)          each Contract to which any Company Entity is a party that by its terms calls for aggregate payments by or to the Company or any Company Subsidiary of more than $25,000,000 in any annual period or $50,000,000 over the remaining term of such Contract;

(iii)          each Contract to which any Company Entity is a party, in each case, relating to the acquisition or disposition by any such Company Entity of properties or assets, in each case, for aggregate consideration of more than $50,000,000, except for acquisitions and dispositions of properties and assets in the ordinary course of business;

(iv)          each material Contract that (A) restricts in any material respect the ability of any Company Entity to compete with any business or in any geographical area or (B) grants “most favored nation” status or contains “exclusivity” requirements obligations that, following the Closing, would purport to apply to any Company Entity, Parent or any of their respective Affiliates;

(v)          each Contract that grants to any person any option, right of first offer or right of first refusal or similar right to purchase, lease, sublease, license, use, possess or occupy any assets of any Company Entity that has a value in excess of $25,000,000;

(vi)          each joint venture, partnership, limited liability, operating or other similar Contracts providing for the governance or control of any Company JV (collectively, the “Company JV Agreements” and, each, a “Company JV Agreement”);

(vii)          each Contract that is a settlement, conciliation or similar agreement (A) that has been entered into with any Governmental Entity since January 1, 2024 that includes payments in excess of $25,000,000 or provides for equitable relief that would be material and adverse to the Company and its Subsidiaries, taken as a whole, (B) pursuant to which any Company Entity is obligated after the date of this Agreement to pay consideration in excess of $25,000,000 or (C) that would otherwise materially limit the operation of the Company and the Company Subsidiaries, taken as a whole, as currently operated;

(viii)          any Contract containing a put, call or similar right pursuant to which any Company Entity could be required to purchase or sell, as applicable, any equity interests of any Person or assets that have a fair market value or purchase price of more than $25,000,000;

(ix)          any Contract (other than a Benefit Plan) between any Company Entity, on the one hand, and any director or executive officer of the Company or any Person beneficially owning five percent or more of the outstanding Company Shares or any of their respective Affiliates (other than the Company and a Company Subsidiary), on the other hand;

(x)          any Contract to which any Company Entity is a party that is a collective bargaining agreement or similar agreement with a labor union, works council or similar organization;

(xi)          any Contract under which any Company Entity (A) licenses or sublicenses (or grants rights in or to use) material Company Owned Intellectual Property to any third party, (B) licenses or sublicenses (or is granted rights in or to use) material Intellectual Property Rights from any third party or (C) has entered into any covenant not to sue or assert immunity from suit with respect to material Intellectual Property Rights, including any material coexistence agreements and material settlement agreements (in each case, other than (v) non-disclosure agreements, (w) non-exclusive licenses granted by a Company in the ordinary course of business to third parties, (x) non-exclusive licenses granted to a Company Entity by any customer, employee, consultant, or independent contractor of a Company Entity or a Company Subsidiary in the ordinary course of business, (y) licenses of commercially available Software on generally available terms or (z) licenses to open source, public, or freeware Software, or other materials);

(xii)          any Material Lease; and

(xiii)          any material Contract between any Company Entity or Managed Practice and any Governmental Entity, except for any Contract entered into in the ordinary course of business.

Each Contract set forth (or required to be set forth) in Section 5.10(a) of the Company Disclosure Letter, each Contract that would be required to be set forth thereon had it been entered into prior to the date hereof and each Contract that is required to be filed by the Company as a “material contract” pursuant to Item 601(b)(10) of Regulation S-K under the Securities Act is referred to herein as a “Material Contract.”

(b)          The Company has made available to Parent true and complete copies of each Material Contract in effect as of the date of this Agreement.  Except (i) as may be limited by the Bankruptcy and Equity Exception and (ii) as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, (A) each Material Contract is valid and binding on the Company Entity party thereto and, to the Knowledge of the Company, each other party thereto, (B) each Material Contract is in full force and effect and, to the Knowledge of the Company, there is no breach or default under any Material Contract by any other party thereto, (C) there is no breach or default under any Material Contract by any Company Entity, (D) no event has occurred that with the lapse of time or the giving of notice or both would constitute a breach or default under any Material Contract by any Company Entity and (E) to the Knowledge of the Company, no event has occurred that with the lapse of time or the giving of notice or both would constitute a breach or default under any Material Contract by any other party thereto.

5.11.          Real Property.

(a)          Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, a Company Entity is the sole owner of each parcel of real property owned by the Company Entities (together with all buildings, improvements and fixtures located thereon and all appurtenances thereto, collectively, the “Owned Real Property”)

and Company or one of the other Company Entities has good, valid and marketable title to each parcel of Owned Real Property, free and clear of all Liens, except for Permitted Liens.  Section 5.11(a) of the Company Disclosure Letter sets forth the address of each parcel of Owned Real Property that is material to the business of the Company and the Company Subsidiaries, taken as a whole, and identifies the Company Entity that is the owner thereof.

(b)          Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, a Company Entity holds a valid and existing leasehold, subleasehold or licensee interest in the real property that is leased, subleased, licensed, used or otherwise occupied by the Company Entities from another Person (collectively, the “Leased Real Property”), free and clear of all Liens, except for Permitted Liens. Section 5.11(b) of the Company Disclosure Letter sets forth a description of each real property lease, sublease, license or occupancy agreement that underlies the Leased Real Property that is material to the business of the Company and the Company Subsidiaries, taken as a whole (each, a “Material Lease”) and identifies the Company Entity that is the tenant, subtenant or licensee thereunder, and the street address of the applicable Leased Real Property subject thereto.  None of the Company Entities have received any written notice regarding any violation, breach or default under any such Material Lease that has not since been cured, except for violations or breaches that would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

(c)          The Owned Real Property and the Leased Real Property collectively constitute all of the material real property necessary to operate the business of the Company and the Company Subsidiaries as currently conducted, taken as a whole.  Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, (i) no condemnation event is pending or, to the Knowledge of the Company, threatened, with respect to any Owned Real Property or, to the Knowledge of the Company, any Leased Real Property, (ii) no casualty event has occurred with respect to any Owned Real Property or Leased Real Property that has not been remedied, (iii) no Company Entity has leased, subleased, licensed or otherwise granted to any Person the right to use or occupy any portion of any Owned Real Property or Leased Real Property, and (iv) the Owned Real Property and Leased Real Property are in operable condition, subject to normal wear and tear and ongoing repairs or refurbishments in the ordinary course of business and are sufficient for the conduct of the business of the Company Entities as currently conducted.

5.12.          Employee Benefits.

(a)          Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect: (i) each Benefit Plan (including any related trusts) has been established, operated and administered in compliance with its terms and applicable Laws, including ERISA and the Code; (ii) all contributions or other amounts payable by the Company with respect to each Benefit Plan have been paid or accrued in accordance with the terms of such Benefit Plan and applicable Law (iii) there are no pending or, to the Knowledge of the Company, threatened claims (other than routine claims for benefits) or Proceedings by a Governmental Entity by, on behalf of or against any Benefit Plan or any trust related thereto; and (iv) each Benefit Plan that is intended to be qualified under Section 401(a) of the Code has received a favorable determination letter from the U.S. Internal Revenue Service or is entitled to rely upon a favorable opinion issued by the U.S.  Internal Revenue Service and, to the Knowledge of the Company, nothing has occurred that would adversely affect the qualification or Tax exemption of any such Benefit Plan.

(b)          Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, neither the Company nor any ERISA Affiliate has maintained, established, participated in or contributed to, or is or has been obligated to contribute to, or has otherwise incurred any obligation or liability (including any contingent liability) under, (i) a plan that is subject to Section 412 of the Code or Section 302 or Title IV of ERISA or (ii) any “multiemployer plan” within the meaning of Section 3(37) of ERISA.  No Benefit Plan provides benefits or coverage in the nature of health, life or disability insurance following retirement, other than coverage or benefits (i) required to be provided under Part 6 of Title I of ERISA or Section 4980(B)(f) of the Code, or any other applicable Law, (ii) the full cost of which is borne by the employee or former employee (or any of their beneficiaries) or (iii) pursuant to an applicable agreement, plan or policy requiring the Company or any Company Subsidiary to pay or subsidize COBRA premiums for a terminated employee following the employee’s termination of employment.

(c)          Except as set forth in this Agreement, none of the execution, delivery or performance of this Agreement or the consummation of the Merger will, either alone or in combination with another event, (i) entitle any current or former employee, director, officer or independent contractor of the Company or any of the other Company Entities (collectively, “Company Employees”) to any payment, severance pay or increase in severance pay, (ii) accelerate the time of payment or vesting, or increase the amount of any payment or benefit due to any Company Employee under any material Benefit Plan, (iii) cause the Company to transfer or set aside any assets to fund any payments or benefits under any Benefit Plan or (iv) limit or restrict the right to amend, terminate or transfer the assets of any Benefit Plan on or following the Effective Time.

5.13.          Labor Matters.

(a)          The Company is not a party to, and the Company is not currently negotiating, any collective bargaining agreement or similar agreement with a labor union, works council or similar organization.  To the Knowledge of the Company, (i) no demand for recognition as the exclusive bargaining representative of any employees of the Company or any other Company Entities (in their capacities as such) has been made by or on behalf of any labor union, works council or similar organization within the last three (3) years, and (ii) there is no pending or threatened, strike, lockout, slowdown or work stoppage by  the employees of the Company or any other Company Entities against the Company or any Company Entity.

(b)          Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, (i) there are no Proceedings pending or, to the Knowledge of the Company, threatened against the Company or any of the other Company Entities by or before any Governmental Entity arising out of or relating to labor or employment practices, (ii) the Company and the other Company Entities are in compliance with applicable Laws relating to employment, employment practices and the termination of employment, including equal employment opportunity, employment nondiscrimination, immigration (including the

Immigration Reform and Control Act of 1986), wages, classification of employees, fair labor standards, pay equity and workers’ compensation and occupational health and safety and, (iii) to the Knowledge of the Company, since January 1, 2024, there have been no investigations of the Company or any other Company Entity by any Governmental Entity relating to labor or employment practices.

5.14.          Environmental Matters. Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect: (a) the Company Entities are, and since January 1, 2024 have been, in compliance with all applicable Environmental Laws, which compliance includes obtaining, maintaining and complying with all Licenses required under Environmental Laws for the operation of its business; (b) there is no Proceeding, and no notice of violation or potential responsibility, arising under any Environmental Law that is pending or, to the Knowledge of the Company, threatened against a Company Entity; (c) none of the Company Entities are subject to any legally binding agreement, order, settlement, judgment, injunction, or decree involving outstanding or unresolved obligations or liabilities under Environmental Laws on the part of a Company Entity; (d) no Person has been exposed to any Hazardous Material at a property or facility owned or operated by any Company Entity at levels in excess of applicable permissible exposure levels; (e) there is and has been no Hazardous Material present or Released on, at, under, or from any property or facility owned or operated by any Company Entity, or any other location to which any Hazardous Materials were sent by or on behalf of any Company Entity for treatment or disposal, in a manner and concentration that would reasonably be expected to result in any claim against or any obligation or liability of a Company Entity under any Environmental Law; and (f) none of the Company Entities have assumed or retained, by contract or operation of law, any known liability of another Person arising under Environmental Laws.

5.15.          Tax Matters.

(a)          Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect:

(i)          (A) The Company and each other Company Entity has timely filed all Tax Returns required to be filed (taking into account any extensions of time within which to file such Tax Returns) and (B) all such Tax Returns are true, correct and complete in all respects.  The Company Entities have paid all Taxes due and payable by the Company Entities (whether or not shown as due on such Tax Returns).

(ii)          There are no audits, examinations, assessments or other proceedings pending or threatened in writing in respect of any Taxes of the Company Entities.  None of the Company Entities has waived any statute of limitations or agreed to any extension of time with respect to a Tax assessment or deficiency other than automatic extensions or waivers obtained in the ordinary course of business.

(iii)          The Company Entities have withheld and paid all Taxes required to have been withheld and paid in connection with amounts paid or owing to any employee, independent contractor, creditor or stockholder.

(iv)          None of the Company Entities has entered into any “listed transaction” within the meaning of Treasury Regulations Section 1.6011-4(b)(2) (or any similar provision of state, local or non-U.S. Law).

(v)          None of the Company Entities is a party to any Tax indemnification, sharing, allocation, reimbursement or similar agreement (other than ordinary course commercial agreements or arrangements that are not primarily related to Taxes) or has any liability for Taxes of any Person (other than the Company Entities) under U.S. Treasury Regulation Section 1.1502-6 (or any similar provision of state, local or non-U.S. Law) or as transferee or successor.

(vi)          There are no Liens for Taxes upon any property or assets of the Company Entities, except for Permitted Liens.

(vii)          None of the Company Entities has constituted either a “distributing corporation” or a “controlled corporation” (within the meaning of Section 355(a)(1)(A) of the Code) in a distribution of stock intended to qualify as a transaction to which Section 355 or 361 of the Code applies.

(viii)          No claim has ever been made by a Governmental Entity in a jurisdiction in which any of the Company Entities does not file a Tax Return that any such Company Entity is required to file a Tax Return or subject to Tax in that jurisdiction.

(b)          As of the Closing, the Company Board shall have received the opinion of KPMG LLP, or another accounting firm or law firm as the Company may reasonably determine and reasonably acceptable to Parent (the “Tax Advisor”), to the effect that the Merger and the other transactions contemplated herein will not cause the spin-off of the stock of Concentra Group Holdings Parent, Inc. to fail to qualify for tax-free treatment under Section 355 of the Code (the “Tax Opinion”).

5.16.          Intellectual Property; Information Security; Data Privacy.

(a)          Section 5.16(a) of the Company Disclosure Letter sets forth a complete list of all registrations and applications, jurisdictions of such registrations and applications, and registration or application dates (as applicable) and recorded owners of all such registrations and applications for all Registered Company Intellectual Property as of the date of this Agreement.  All Registered Company Intellectual Property is subsisting and in full force and effect, and, to the Knowledge of the Company, valid and enforceable.

(b)          The Company or a Company Subsidiary, as the case may be, exclusively owns all right, title and interest in and to the material Company Owned Intellectual Property, in each case without any restriction that would materially impair the ownership of such Intellectual Property Rights following the Closing and in each case free and clear of all Liens other than Permitted Liens and, except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, the Company or a Company Subsidiary owns or otherwise has the right to use, pursuant to a valid Contract or other right, all other Intellectual Property Rights used in the conduct of the business as presently conducted by the Company Entities.  No current or former employee, consultant, contractor or other service provider of any

Company Entity retains any ownership interest, Lien or other right in or to any material Company Owned Intellectual Property.

(c)          Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, the operation of the businesses of the Company Entities as currently conducted is not infringing, misappropriating or otherwise violating (and since January 1, 2024, has not infringed, misappropriated or violated) any Intellectual Property Rights of any Person, and the Company Entities have not received any written claim, notice or allegation (including any cease-and-desist letter or invitation to license) asserting the same, and to the Knowledge of the Company, no Person is infringing, misappropriating or otherwise violating any Company Owned Intellectual Property.  There is no, and, since January 1, 2024, there has not been, any Proceeding pending or threatened in writing against a Company Entity alleging that the operation of the business of a Company Entity is infringing, misappropriating or otherwise violating any Intellectual Property Right of any Person or challenging the ownership, validity, enforceability or use of any material Company Owned Intellectual Property, nor is there any outstanding Order restricting the use, registration or enforcement of any material Company Owned Intellectual Property.

(d)          The Company Entities take (and, since January 1, 2024, have taken) commercially reasonable measures to protect and maintain each item of material Company Owned Intellectual Property (including the confidentiality of the material Trade Secrets included in the Company Owned Intellectual Property) and the confidentiality of all other material third party confidential Intellectual Property Rights used in the conduct of the business as presently conducted by the Company Entities.  To the Knowledge of the Company, there have been no material unauthorized uses or disclosures of any such Trade Secrets or confidential information.

(e)          No Company Entity or material Company Owned Intellectual Property is subject to any pending or outstanding Order or other disposition of a dispute that adversely and materially restricts the use of any such Company Owned Intellectual Property.

(f)          All Persons who invented, developed or created material Company Owned Intellectual Property for or on behalf of any of the Company Entities (whether as employees, independent contractors or otherwise) have irrevocably assigned in writing to the applicable Company Entities all of their rights in same that do not vest initially with such applicable Company Entities by operation of Law.  No such Person has retained any right to use any material Company Owned Intellectual Property for any purpose other than on behalf of any of the Company Entities.

(g)          No material software that is distributed or made available by any of the Company Entities to others incorporates, uses or interacts with any open source or similar software in a manner that would require any of the Company Entities to license or make available its material proprietary source code to any Person, authorize the creation of derivate works, or distribute such software at no or reduced cost, in such circumstances, and no Person (other than employees and contractors, for the purpose of performing services for any of the Company Entities) has possession of, or any current or contingent right to possess, any material proprietary source code of any of the Company Entities.  The Company Entities and the Managed Practices have not used any Personal Data in developing, building, instructing, using or training any artificial intelligence technology (collectively, “AI Programs”) in material violation of any applicable

Privacy Laws.  Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, the Company Entities’ development, deployment, maintenance, offering and operation of any AI Program is, and since January 1, 2024, has been in compliance with applicable AI Laws.

(h)          To the Knowledge of the Company, no Company IT Assets contain any Malicious Code.  The Company IT Assets operate and perform in all material respects in accordance with their documentation and functional specifications and are adequate and sufficient in all material respects for the conduct of the business of the Company Entities as currently conducted.  The Company Entities have implemented commercially reasonable disaster recovery and backup plans and procedures for the Company IT Assets, and have taken commercially reasonable measures to protect the confidentiality, integrity, security and continuous operation of the Company IT Assets, including to (i) protect against loss and unauthorized access, disclosure, processing or use of the Company IT Assets and (ii) detect for and prevent the introduction of any Malicious Code into such Company IT Assets.  Since January 1, 2024, the Company IT Assets have not materially malfunctioned or failed where such malfunction or failure has not been corrected, and, since January 1, 2024, there has not been any material outage, or to the Knowledge of the Company, interruption, incident of unauthorized access, unauthorized use or other material security breach of the Company IT Assets, nor has the Company received any written notice of any material claim, investigation or alleged violation of applicable Law relating to the security, availability or integrity of the Company IT Assets.

(i)          Since January 1, 2024: (i) each of the Company Entities and Managed Practices has, in all material respects, complied with (A) Privacy Laws, (B) Privacy Policies and (C) the requirements of any Contract concerning information security and data privacy to which the Company Entities and the Managed Practices are subject; (ii) the Company Entities and the Managed Practices have entered into Business Associate Agreements or, as applicable, Subcontractor Business Associate Agreements (in each instance, as defined by HIPAA) where required by HIPAA, and have taken commercially reasonable steps to require any entity with which the Company Entities have agreed to exchange, since such date, any Personal Data  to implement  appropriate security measures designed to protect Personal Data in material compliance with applicable Privacy Laws; (iii) to the Knowledge of the Company, the Company Entities and the Managed Practices have not experienced a material data breach or incident, including any breach or security incident as defined by HIPAA, resulting in loss or unauthorized use of or access to Personal Data, including, any material data breach or material incident resulting in loss or unauthorized use of or access to Personal Data stored or processed by or on behalf of any Company Entity or made any disclosures or notifications to any Governmental Entity, patient, or payor regarding any such data breach or material incident; and (iv) the Company Entities and the Managed Practices have not been the subject of any material complaint or Proceeding related to their collection, use, storage, transfer, security or processing of Personal Data, nor have they been required to provide notice to, nor, to the Knowledge of the Company, subject to an investigation by nor inquiry from, any Governmental Entity or affected individual in connection with any such breach or incident.

5.17.          Insurance.  Except as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect, (a) the Company Entities maintain or are otherwise covered by insurance in such amounts and against such risks as is sufficient to comply with applicable Law and Material Contracts to which a Company Entity is a party or is bound and, (b) as of the date of this Agreement, all insurance policies with respect to the business and assets of the Company Entities are in full force and effect (except for any expiration thereof in accordance with its terms), all premiums due thereon have been paid in full, no written notice of cancellation or modification has been received, and there is no existing default or event that, with the giving of notice or lapse of time or both, would constitute a default by any insured thereunder.

5.18.          Takeover Statutes.  Assuming that the Company Unaffiliated Stockholder Approval has been obtained, the Company has taken all action necessary to permit the execution, delivery and performance of this Agreement and the consummation of the Merger and the other transactions contemplated by this Agreement under Section 203 of the DGCL and, accordingly, none of Section 203 of the DGCL, any other “fair price”, “moratorium”, “control share acquisition” or other similar anti-takeover statute or regulation (each, a “Takeover Statute”) that is applicable to the Company or any anti-takeover provision in the Company’s certificate of incorporation or bylaws prohibits the execution, delivery and performance of this Agreement and the consummation of the Merger and the other transactions contemplated by this Agreement.

5.19.          Brokers and Finders.  Neither the Company nor any officers, directors or employees thereof has employed any broker or finder or incurred any liability for any brokerage fees, commissions or finders fees in connection with the Merger or the other transactions contemplated by this Agreement, except that the Special Committee has employed the Special Committee Financial Advisor as its financial advisor.  The Company has made available to Parent a good faith estimate of the fees and expenses to which the Special Committee Financial Advisor is entitled in connection with the Merger and any other transaction contemplated by this Agreement.

5.20.          Healthcare Regulatory Matters.

(a)          No Company Entity or Managed Practice, or, to the Company’s Knowledge, any of its or their respective directors, officers, limited liability company managers or employees, is, or since January 1, 2021 has been, (i) a party to a corporate integrity agreement with the Office of the Inspector General of the Department of Health and Human Services (“OIG”) or any deferred or non-prosecution agreement, judgment, order, consent, decree, monitoring agreement, plan of correction or any similar agreement with any other federal or state Governmental Entity relating to alleged noncompliance with any applicable Healthcare Laws, (ii) subject to reporting obligations pursuant to any settlement agreement entered into with any Governmental Entity relating to alleged noncompliance with any applicable Healthcare Laws, (iii) a defendant to any pending and unsealed qui tam/false claims act litigation either at a federal or state level relating to alleged noncompliance with any applicable Healthcare Laws, (iv) served with or received any search warrant, subpoena, civil investigation demand, request for information or contact letter by or from any Governmental Entity alleging or inferring that any Company Entity is currently in violation of any applicable Healthcare Laws, (v) debarred, excluded or suspended from participating in any Government Healthcare Program, (vi) subject to a civil monetary penalty assessed under Section 1128A of the Social Security Act or any regulation promulgated thereunder, or assessed any other fine or penalty by any other Governmental Entity in connection with any violation of any Program requirement, (vii) listed on the General Services Administration published list of parties excluded from federal procurement programs and non-procurement programs, (viii) convicted of or entered a plea of guilty or nolo contendere to any criminal or civil offense relating to the delivery of any item or service under a state or Government Healthcare Program or (ix) engaged in any activity in violation of, or that is cause for, civil penalties or mandatory or permissive exclusion under any Healthcare Law.

(b)          Since January 1, 2021, each Company Entity and Managed Practice has timely filed all material reports, claims, data, statements, contracts, documents, registrations, filings or submissions required by Healthcare Laws to be filed by them with any Governmental Entity or Program.  Except as would not, individually or in the aggregate, reasonably be expected to be material to the business of the Company and the Company Subsidiaries, taken as a whole, all such registrations, claims, reports, data, filings and submissions of the Company Entities were true, accurate and complete, and in compliance with Healthcare Laws when filed or as amended or supplemented, and no material deficiencies or liabilities have been asserted by any Governmental Entity with respect to such registrations, claims, reports, data, filings or submissions that have not been satisfied.  Since January 1, 2021, each Company Entity and Managed Practice have timely paid, or made reasonable provision to pay, resolved or appealed all known refunds, overpayments, discounts or adjustments that have become due with respect to all such claims, submissions and reports, and has not knowingly received and retained reimbursements from any Programs in excess of the amounts permitted by applicable Healthcare Laws, except as would not, individually or in the aggregate, reasonably be expected to be material to the business of the Company and the Company Subsidiaries, taken as a whole.

(c)          Each of the Company Entities and the Managed Practices have, and since January 1, 2021 have had, an operational compliance program that (i) governs all licensed healthcare providers and other workforce members, (ii) is consistent with the standards and guidance promulgated by the OIG, (iii) complies with applicable industry codes of conduct and (iv) addresses compliance with applicable Healthcare Laws.   Each Company Entity and Managed Practice operates in compliance, in all material respects, with such compliance program and consistent with all applicable Healthcare Laws. The Company Entities and the Managed Practices conduct debarment, exclusion and disqualification screening on all licensed providers, directors, officers, employees, vendors and independent contractors upon hire or engagement and monthly thereafter.

(d)          Each of the Company Entities and the Managed Practices is, and has been since January 1, 2021, qualified and certified (to the extent such qualification or certification is required by applicable Healthcare Laws or the applicable Program) for participation in all Programs from which any such entity seeks or receives reimbursement for services applicable to any such entity, and are in good standing with the Program in which the applicable entity participates or receives payment.  The billing practices of each of the Company Entities and the Managed Practices, as applicable, with respect to all patients and Programs are, and since January 1, 2021 have been, in material compliance with all applicable payor agreements, Programs and Healthcare Laws.  No action is pending to suspend, limit, terminate or revoke the status of any of the Company Entities or the Managed Practices as a provider in any Program, and none of the Company Entities or the Managed Practices has been provided notice by any Program of its intention to suspend, limit, terminate, revoke or fail to renew any contractual arrangement with such entity as a participating provider of services in whole or in part.

5.21.          Related Party Transactions.  As of the date of this Agreement, other than any Benefit Plan, and except as set forth in the Company Reports, none of the Company Entities are party to any transaction or arrangement or series of related transactions or arrangements between a Company Entity, on the one hand, and any (a) present or former executive officer (as such term is defined in the Exchange Act) or director of a Company Entity or any Company Subsidiary, (b) beneficial owner (within the meaning of Section 13(d) of the Exchange Act) of 5% or more of any class or series of the equity securities of the Company or any Company Subsidiary or (c) Affiliate, “associate” or member of the “immediate family” (as such terms are respectively defined in Rules 12b-2 and 16a-1 of the Exchange Act) of any of the foregoing Persons described in clause (a) or (b) (but only, with respect to the Persons in clause (b), to the Knowledge of the Company), on the other hand, in each case, as would be required to be disclosed pursuant to Item 404 of Regulation S-K promulgated under the Exchange Act (each of the foregoing, a “Related Party Transaction”)

5.22.          Information Furnished.  None of the information supplied or to be supplied in writing by or on behalf of the Company expressly for inclusion in the Proxy Statement or the Schedule 13e-3 to be filed by the Company with the SEC will, on the date the Proxy Statement and the Schedule 13e-3 is first mailed (including by electronic delivery if permitted) to stockholders of the Company, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading.  Notwithstanding the foregoing sentence, no representation or warranty is made by the Company with respect to (a) any information or statement made or incorporated by reference in the Proxy Statement or the Schedule 13e-3 that was not supplied by or on behalf of the Company for use therein  or (b) any forward-looking statements or projections included in the Proxy Statement or the Schedule 13e-3, other than that such information was prepared in good faith based on assumptions believed to be reasonable at the time of delivery thereof.

5.23.          Existing Debt Documents.  Subject to the representations and warranties contained in Section 6.13 being true and correct in all material respects, (a) there exists no Default or Event of Default (as such terms are defined in the respective Existing Debt Documents) under any Existing Debt Document and (b) the execution, delivery and performance of this Agreement by the Company, including after giving pro forma effect to the transactions contemplated by this Agreement (including the Merger and the Debt Financing in an amount no greater than the amount committed to in the Debt Commitment Letter), would not result in any Default or Event of Default (as such terms are defined in the respective Existing Debt Documents) under any Existing Debt Document.

5.24.          No Other Representations or Warranties.  Except for the representations and warranties of the Company contained in this Article V and in any certificate delivered pursuant to this Agreement, the Company is not making and has not made, and no other Person is making or has made on behalf of the Company, any express or implied representation or warranty in connection with this Agreement or the transactions contemplated hereby.  The Company acknowledges and agrees that, except for the representations and warranties contained in Article VI, none of Parent, Merger Sub, any other Affiliate of Parent or any other Person acting on behalf of Parent, Merger Sub or any such Affiliate makes any representation or warranty, express or implied, with respect to Parent, Merger Sub or any other Affiliate of Parent or with respect to any other information provided to the Company or any of its Representatives or any other Person in connection with the transactions contemplated by this Agreement, including the accuracy or completeness thereof, nor is the Company or any of its Representatives relying thereon.

ARTICLE VI

Representations and Warranties of Parent and Merger Sub

Parent and Merger Sub, jointly and severally, represent and warrant to the Company as follows:

6.1.          Corporate Organization.  Each of Parent and Merger Sub is duly organized, validly existing and in good standing under the Laws of its jurisdiction of organization and has all requisite organizational power and authority to carry on its business as presently conducted.  Each of Parent and Merger Sub is duly qualified or licensed to do business and is in good standing (where such concept is recognized under applicable Law) in each jurisdiction where the nature of its business or the ownership, leasing or operation of its properties makes such qualification or licensing necessary, other than where the failure to be so qualified, licensed or in good standing would not, individually or in the aggregate, reasonably be expected to prevent or materially delay or impair Parent’s or Merger Sub’s ability to consummate the transactions contemplated hereby.

6.2.          Organizational Documents.  Parent has, prior to the date of this Agreement, furnished to the Company a true and complete copy of the certificate of incorporation, bylaws or other organizational documents of each of Parent and Merger Sub, in each case, as amended to date.  Such certificates of incorporation, bylaws or other organizational documents are in full force and effect.  Neither Parent nor Merger Sub is in violation of any of the provisions of its certificate of incorporation, bylaws or other organizational documents, except such violations that would not, individually or in the aggregate, reasonably be expected to materially impede, materially delay or prevent Parent’s or Merger Sub’s ability to consummate the transactions contemplated hereby.

6.3.          Authority Relative to This Agreement.  Each of Parent and Merger Sub has all requisite power and authority to execute and deliver this Agreement and each of the other documents to be executed and delivered by Parent or Merger Sub pursuant to this Agreement, to perform its obligations hereunder and to consummate the Merger and the other transactions contemplated by this Agreement.  The execution, delivery and performance of this Agreement by Parent and Merger Sub and the consummation by Parent and Merger Sub of the Merger and the other transactions contemplated by this Agreement have been duly and validly authorized by all necessary organizational action, and no other organizational proceedings on the part of Parent or Merger Sub are necessary to authorize this Agreement or to consummate the Merger and the other transactions contemplated by this Agreement (subject to the filing and recordation of appropriate merger documents as required by the DGCL).  This Agreement has been duly and validly executed and delivered by Parent and Merger Sub, and, assuming due authorization, execution and delivery by the Company constitutes a legal, valid and binding obligation of each of Parent and Merger Sub, enforceable against each of Parent and Merger Sub in accordance with its terms, subject to the Bankruptcy and Equity Exception.

6.4.          No Conflict; Required Filings and Consents; Agreements.

(a)          The execution and delivery of this Agreement by Parent and Merger Sub do not, and the performance of this Agreement by Parent and Merger Sub and the consummation by Parent and Merger Sub of the Merger and the other transactions contemplated by this Agreement will not, (i) conflict with or violate the certificate of formation, limited liability company agreement, certificate of incorporation or bylaws (or equivalent organizational documents) of Parent or Merger Sub or, (ii) with or without notice, lapse of time or both, a breach or violation of, a termination (or right of termination) of or a default under, the loss of any benefit under, the creation, modification or acceleration of any obligations under or the creation of a Lien on any of the properties, rights or assets of Parent or Merger Sub to any Contract binding upon Parent or Merger Sub, including the Commitment Letters, or, under any applicable Law to which the Company, Parent or Merger Sub is subject or (iii) assuming that all filings, notifications and other actions under the HSR Act and the other rules and regulations set forth on Section 5.5(a) of the Company Disclosure Letter have been made or taken, conflict with or violate any Law applicable to Parent or Merger Sub or by which Parent or Merger Sub or their respective properties or assets is bound, except, in the case of each of clauses (ii) and (iii), for any such conflicts or violations that would not, individually or in the aggregate, reasonably be expected to materially impede, materially delay or prevent Parent’s or Merger Sub’s ability to consummate the transactions contemplated hereby.

(b)          The execution and delivery of this Agreement by Parent and Merger Sub do not, and the performance of this Agreement by Parent and Merger Sub and the consummation by Parent and Merger Sub of the Merger and the other transactions contemplated by this Agreement will not, require any consent, approval, authorization or permit of, or filing with or notification to, any Governmental Entity, except (i) where the failure to obtain such consents, approvals, authorizations or permits, or to make such filings or notifications, would not, individually or in the aggregate, reasonably be expected to materially impede, materially delay or prevent Parent’s or Merger Sub’s ability to consummate the transactions contemplated hereby, (ii) applicable requirements of the Securities Act and the Exchange Act, (iii) any filings and notifications required under the rules and regulations of NYSE, (iv) the filing of appropriate merger documents as required by the DGCL and (v) compliance with the HSR Act and the other rules and regulations set forth on Section 5.5(a) of the Company Disclosure Letter.

6.5.          Ownership of Shares.  None of Parent, Merger Sub or their Affiliates is or has been an “interested shareholder” under Section 203 of the DGCL.  As of the date of this Agreement, Parent, Merger Sub, the Equity Investor and the Rollover Holders, taken together, beneficially own (within the meaning of Section 13 of the Exchange Act and the rules and regulations promulgated thereunder) 15,403,156 Company Shares.

6.6.          Absence of Litigation.  As of the date of this Agreement, there is no Proceeding pending or, to the Knowledge of Parent, threatened in writing against Parent, any of its Subsidiaries or the Guarantor, or any property or asset of Parent, any of its Subsidiaries or the Guarantor by or before any Governmental Entity, that would reasonably be expected to prevent or materially delay the Merger or the other transactions contemplated by this Agreement.  Neither Parent nor any of its Subsidiaries is subject to any Order that remains outstanding against Parent or any of its Affiliates that would reasonably be expected to prevent or materially delay the Merger or the other transactions contemplated by this Agreement.

6.7.          Operations of Parent and Merger Sub.  Each of Parent and Merger Sub (a) were formed solely for the purpose of engaging in the Merger and the other transactions contemplated by this Agreement, (b) has engaged in no other business activities or operations other than as contemplated by this Agreement and matters ancillary thereto, or related to the Merger or the other transactions contemplated by this Agreement and (c) has any liabilities or obligations, whether accrued, absolute, contingent or otherwise, other than those arising under or in connection with this Agreement, the Commitment Letters or the other transaction documents contemplated hereby.  There is no agreement outstanding pursuant to which any person has any existing or contingent right to acquire any equity in Merger Sub.  Merger Sub is a wholly-owned Subsidiary of Parent.

6.8.          Financing.

(a)          Parent has delivered to the Company true, complete and correct copies of the fully executed (i) equity commitment letter dated March 2, 2026 from WCAS XIV, L.P. (the “Equity Investor”, and such letter, the “Equity Commitment Letter”), pursuant to which the Equity Investor has agreed, subject to the terms and conditions thereof, to contribute or invest in Parent the amount set forth therein (the “Equity Financing”) and (ii) debt commitment letter dated March 2, 2026 from the Debt Financing Sources party thereto pursuant to which such Debt Financing Sources have committed, upon the terms and subject to the conditions set forth therein, to provide debt financing in the aggregate principal amounts set forth therein for the purpose of funding a portion of the Required Amount (the “Debt Financing”) (together with all exhibits, schedules and annexes thereto (if any), and the executed fee letters associated therewith (redacted in the manner set forth below), collectively, the “Debt Commitment Letter”, and, together with the Equity Commitment Letter, the “Commitment Letters”).  The Debt Financing pursuant to the Debt Commitment Letter and the Equity Financing pursuant to the Equity Commitment Letter are collectively referred to in this Agreement as the “Financing.”  The fee letters delivered to the Company pursuant hereto shall be subject to customary redactions of fee amounts, pricing terms and “market flex” related solely to economic terms and, in each case, which redacted information does not relate to or impact conditionality, enforceability or the amount or availability of the Debt Financing.

(b)          Except as set forth in the Commitment Letters delivered to the Company on or prior to the date hereof, there are no conditions precedent or other contingencies to the obligations of the Debt Financing Sources to fund the full principal amount of the Debt Financing in accordance with the terms of the Debt Commitment Letter or to the obligations of the Equity Investor to fund the full amount of the Equity Financing in accordance with the terms of the Equity Commitment Letter, to the extent necessary to fund the Required Amount.  Assuming satisfaction (or waiver in accordance with Section 10.2 or Section 10.3) of the conditions set forth in Section 8.1 and Section 8.2, as of the date hereof, Parent does not have any reason to believe that it will be unable to satisfy any of the conditions to the Financing applicable to it in the Commitment Letters or that the Equity Investor or any of the Debt Financing Sources will not perform their obligations thereunder, in each case at, prior to or concurrently with the Closing.

(c)          Assuming the satisfaction (or waiver in accordance with Section 10.2 or Section 10.3) of the conditions set forth in Section 8.1 and Section 8.2 and completion of the Marketing Period, the Financing, when funded in full in accordance with the Commitment Letters delivered to the Company on or prior to the date hereof, shall provide Merger Sub with immediately available cash prior to or concurrently with the Effective Time sufficient for Parent and Merger Sub and to pay the aggregate Merger Consideration and any other amounts required to be paid pursuant to this Agreement at or prior to the consummation of the Merger and any fees, costs and expenses of or payable by Parent and Merger Sub in connection with the Merger and the other transactions contemplated hereunder and the Financing (collectively, the “Required Amount”).

(d)          As of the date hereof, each of the Commitment Letters are (i) legal, valid and binding obligations of Parent and, to the Knowledge of Parent, of each of the other parties thereto (subject, in the case of the Debt Commitment Letter, to the Bankruptcy and Equity Exception) and (ii) in full force and effect.  No event has occurred that, with or without notice, lapse of time, or both, would (x) constitute a default or breach or a failure to satisfy a condition precedent on the part of Parent under the terms and conditions of any of the Commitment Letters or (y) result in the Financing being unavailable or materially delayed at the Effective Time or on the Closing Date.  As of the date hereof, Parent is not aware of any fact, occurrence or circumstance that makes, or with or without notice, lapse of time, or both, would make, or reasonably be expected to make, any of the assumptions, or the representations or warranties of Parent in any of the Commitment Letters inaccurate, incomplete or misleading in any material respect.  As of the date hereof, no Debt Financing Source has notified Parent of its intention to terminate its commitment under the Debt Commitment Letter, or not to provide any portion of the Debt Financing, and the Equity Investor has not notified Parent of its intention to terminate its commitment under the Equity Commitment Letter or not to provide any portion of the Equity Financing.  Parent has paid, or caused to be paid, in full any and all commitment fees or other fees required to be paid pursuant to the terms of the Commitment Letters on or before the date of this Agreement and will have paid in full any amounts under the Commitment Letters that are due at or prior to the Effective Time and on or prior to the Closing Date.  As of the date hereof, none of the Commitment Letters have been modified, amended, restated, supplemented or otherwise altered, and none of the commitments under any of the Commitment Letters have been withdrawn, terminated, amended, modified, repudiated or rescinded in any respect.

6.9.          Guarantee.  Concurrently with the execution of this Agreement, Parent has delivered to the Company the duly executed guarantee, duly executed by the Guarantor, dated as of the date of this Agreement, in favor of the Company in respect of Parent’s obligation to pay the Parent Termination Fee and the Additional Obligations, subject to the Expense Cap (the “Guarantee”).  The Guarantee is (a) a legal, valid and binding obligation of the Guarantor, (b) enforceable against the Guarantor in accordance with its terms, except as such enforceability may be limited by the Bankruptcy and Equity Exception and (c) in full force and effect.  As of the date of this Agreement, no event has occurred which, with or without notice, lapse of time or both, would or would reasonably be expected to constitute a default or breach on the part of the Guarantor under the Guarantee.

6.10.          Brokers.  Prior to the Closing, the Company will not be responsible for any brokerage, finder’s or other fee or commission to any broker, finder or investment banker in connection with the Merger or the other transactions contemplated by this Agreement based upon arrangements made by or on behalf of Parent or Merger Sub.

6.11.          Information Supplied.  None of the information supplied or to be supplied by or on behalf of Parent or Merger Sub for inclusion in the Proxy Statement or the Schedule 13e-3 will, at the time such document is first mailed (including by electronic delivery if permitted) to the stockholders of the Company, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading.

6.12.          No Vote of Parent Stockholders; Required Approval.  No vote or consent of the holders of any class or series of capital stock of Parent or the holders of any other securities of Parent (equity or otherwise) is necessary to adopt this Agreement or to approve the Merger or the other transactions contemplated by this Agreement. The vote or consent of Parent as the sole stockholder of Merger Sub is the only vote or consent of the holders of any class or series of capital stock of Merger Sub necessary to approve the Mergers and adopt this Agreement, which consent shall be given immediately following the execution of this Agreement.

6.13.          Permitted Holders.  Each of Parent and the Equity Investor qualify (and at the Closing, will qualify) as Permitted Holders (as such term is defined under the Existing Debt Documents).

6.14.          Solvency.  Each of Parent, Merger Sub and the Surviving Corporation will be Solvent (as defined below) as of the Effective Time and immediately after the consummation of the transactions contemplated by this Agreement. No transfer of property is being made by Parent, Merger Sub, the Surviving Corporation or any their respective Subsidiaries (or is contemplated being made) and no obligation is being incurred (or is contemplated being incurred) by Parent, Merger Sub, the Surviving Corporation or any of their respective Subsidiaries in connection with the transactions contemplated by this Agreement (or any series of related transactions or any other transactions in close proximity with the transactions contemplated by this Agreement) with the intent to hinder, delay or defraud either present or future creditors of the Company, the Surviving Corporation, Parent,  Merger Sub, or any of their respective Subsidiaries. For purposes of this Agreement, the term “Solvent” when used with respect to any Person, means that, as of any date of determination (a) the amount of the “fair saleable value” of the assets and property of such Person, in each case, will, as of such date, exceed (i) the value of all “liabilities of such Person, including contingent and other liabilities,” as of such date, as such quoted terms are generally determined in accordance with applicable Laws governing determinations of the insolvency of debtors, and (ii) the amount that will be required to pay the probable liabilities of such Person on its existing debts (including contingent and other liabilities) as such debts become absolute and mature, (a) such Person will not have, as of such date, an unreasonably small amount of capital for the operation of the businesses in which it is engaged or proposed to be engaged following such date, and (b) such Person will be able to pay its liabilities, including contingent (it being understood that the amount of contingent liabilities at any time shall be computed as the amount that, in light of all the facts and circumstances existing at such time, represents the amount that can reasonably be expected to become an actual or matured liability), subordinated and other liabilities, as they mature. For purposes of this definition, “not have an unreasonably small amount of capital for the operation of the businesses in which it is engaged or proposed to be engaged” and “able to pay its liabilities, including contingent, subordinated and other liabilities, as they mature” means that such Person will be able to generate enough cash from operations, asset dispositions or refinancing, or a combination thereof, to meet its obligations as they become due.

6.15.          No Other Representations or Warranties.  Except for the representations and warranties expressly made by Parent and Merger Sub in this Article VI, none of Parent, Merger Sub or any other Person makes or has made or is making any representation or warranty of any kind whatsoever, express or implied, at Law or in equity, with respect to Parent, Merger Sub or their respective Affiliates or businesses, operations, assets, liabilities, condition (financial or otherwise), notwithstanding the delivery or disclosure to the Company or any of its Affiliates or Representatives of any documentation, forecasts or other information with respect to any one or more of the foregoing.  Except for the representations and warranties expressly made by the Company in Article V or in any certificate delivered pursuant to this Agreement, Parent and Merger Sub hereby acknowledge that neither the Company nor any of the other Company Entities, nor any other Person, makes or has made or is making any other representation or warranty of any kind whatsoever, express or implied, at Law or in equity, with respect to the Company or any of the other Company Entities or their Affiliates or their respective businesses, operations, assets, liabilities, condition (financial or otherwise), notwithstanding the delivery or disclosure to Parent, Merger Sub or any of their respective Affiliates or Representatives of any documentation, forecasts or other information with respect to any one or more of the foregoing.

ARTICLE VII

Covenants

7.1.          Interim Operations.

(a)          The Company covenants and agrees that, from the execution of this Agreement until the Effective Time (unless Parent shall otherwise consent in writing (such consent not to be unreasonably withheld, conditioned or delayed), and, except (x) as otherwise expressly required by this Agreement, (y) as set forth in Section 7.1(a) of the Company Disclosure Letter or (z) as required by applicable Law, the Company shall, and shall cause the Company Subsidiaries and each Company JV over which the Company exercises control, to conduct its business in the ordinary course of business consistent with past practice in all material respects and to use reasonable best efforts to preserve its business organizations substantially intact and maintain existing relations and goodwill with Governmental Entities, customers, suppliers, creditors, employees, lessors and business associates and others having material business dealings with it.  Without limiting, and in furtherance of, the foregoing, from the execution of this Agreement until the Effective Time, except (1) as otherwise expressly required by this Agreement, (2) as set forth in Section 7.1(a) of the Company Disclosure Letter or (3) as required by applicable Law,  (i) the Company will not, and will not permit the Company Subsidiaries and each Company JV over which the Company exercises control to and (ii) with respect to any Company JV over which the Company does not exercise control but in which the Company holds applicable veto rights or similar protective minority owner rights, the Company will exercise such rights to prevent such non-controlled Company JV from taking any action that, if taken by the Company, would require Parent’s consent under this Section 7.1(a) (in the case of each of the forgoing clause (i) and (ii),  unless Parent shall otherwise consent in writing (such consent not to be unreasonably withheld, conditioned or delayed)):

(i)          adopt or propose any change in its certificate of incorporation or bylaws, limited liability company agreement, operating agreement, partnership agreement or other organizational or formational documents;

(ii)          (A) adopt a plan of merger, consolidation, complete or partial liquidation, dissolution, restructuring, recapitalization or other reorganization of the Company or any Company Entity (other than reorganizations solely by or among wholly owned Company Subsidiaries) or (B) enter into a material new line of business;

(iii)          acquire or commit to acquire any assets outside of the ordinary course of business consistent with past practice from any other Person for consideration in excess of $25,000,000 in any individual transaction or series of related transactions or $50,000,000 in the aggregate;

(iv)          issue, sell, pledge, dispose of, grant, transfer or encumber, or authorize the issuance, sale, pledge, disposition, grant, transfer or encumbrance of, any shares of capital stock of the Company or any Company Subsidiary (other than the issuance of shares in respect of the vesting of Company Restricted Shares outstanding as of the date hereof in accordance with their terms and, as applicable, the Company Stock Plans as in effect on the date hereof or as the same may be amended in accordance with the terms of this Agreement), securities convertible or exchangeable into or exercisable for any shares of such capital stock, or any options, warrants or other rights of any kind to acquire any shares of such capital stock or such convertible or exchangeable securities;

(v)          create, incur or permit to exist any Lien (other than any Permitted Lien) on any material assets, rights or properties of the Company or any Company Subsidiary;

(vi)          (i) acquire any real property or enter into any lease or sublease of real property (whether as a lessor, sublessor, lessee or sublessee), (ii) dispose of any Owned Real Property or terminate or allow to lapse any Material Lease or (iii) modify or amend or exercise any right to renew any Material Lease or waive any term or condition thereof or grant any consents thereunder, in the case of each of clauses (i) through (iii), other than in the ordinary course of business consistent with past practice;

(vii)          make any loans, advances, guarantees or capital contributions to or investments in any Person, other than in respect of any Company JV that is not controlled by the Company (directly or indirectly) to the extent required in accordance with the terms of the applicable Company JV Agreement as in effect on the date hereof;

(viii)          declare, authorize, establish a record date for, set aside or pay any dividends on, or make any other distributions (whether in cash, stock or other equity, property or a combination thereof) in respect of, any of its capital stock, other than (x) dividends or distributions by a Company Subsidiary or Company JV to the Company or a Company Subsidiary or (y) regular quarterly cash dividends by the Company in an amount not to exceed $0.0625 per fiscal quarter, with record and payment dates consistent with past practice;

(ix)          reclassify, split, combine, subdivide or redeem, purchase or otherwise acquire or offer to redeem, repurchase or otherwise acquire, directly or indirectly, any of its capital stock or securities convertible or exchangeable into or exercisable for any shares of its capital stock (other than the withholding of shares to satisfy withholding Tax obligations upon the vesting of Company Restricted Shares outstanding as of the date hereof in accordance with their terms and, as applicable, the Company Stock Plans as in effect on the date hereof or as the same may be amended in accordance with the terms of this Agreement);

(x)          other than any borrowings of “Revolving Loans” as defined in the Credit Agreement as in effect on the date hereof (to the extent that such loans are incurred with respect to revolving commitments under the Credit Agreement as in effect on the date hereof), incur any indebtedness for borrowed money with an aggregate principal amount in excess of $100,000,000 or guarantee such indebtedness of another Person, or issue or sell any debt securities or warrants or other rights to acquire any debt security of the Company;

(xi)          other than as contemplated by the Company’s capital expenditure plan made available to Parent, make or authorize capital expenditure in excess of $50,000,000 in the aggregate during any twelve (12)-month period beginning on or after the date hereof;

(xii)          enter into any Contract that would have been a Material Contract had it been entered into prior to this Agreement other than in the ordinary course of business consistent with past practice;

(xiii)          amend or modify in any material respect, fail to renew, cancel or terminate any Material Contract other than in the ordinary course of business consistent with past practice;

(xiv)          amend any material License in any material respect, or allow any such License to lapse, expire or terminate, other than (A) amendments, renewals or extensions of Licenses in the ordinary course of business consistent with past practice or (B) non-renewal or non-extension of Licenses that are not necessary to conduct the Company’s business as then conducted;

(xv)          except as expressly provided for by Section 7.10, amend, modify, terminate or cancel a material insurance policy (or reinsurance policy) or self-insurance program of the Company in effect as of the date hereof, unless, substantially simultaneously with such termination or cancellation, replacement policies underwritten by insurance and reinsurance companies of nationally recognized standing or self-insurance programs, in each case, providing coverage equal to or greater than the coverage under the terminated or canceled policies for substantially similar premiums, as applicable, are in full force and effect;

(xvi)          make any material changes with respect to accounting methods, policies or procedures, except as required by GAAP or by applicable Law;

(xvii)          other than with respect to Transaction Litigation, which is governed by Section 7.11(c), settle or compromise any Proceeding which would reasonably be expected to (A) prevent or materially delay or impair the consummation of the Merger or the other transactions contemplated by this Agreement, (B) involve any material injunctive or equitable relief or impose material restrictions on the Company’s business, taken as a whole, (C) involve any criminal liability or any admission of material wrongdoing, material wrongful conduct by the Company, or the settlement of any civil or criminal liability under any federal or state false claims acts or similar causes of action, or (D) involve payments by the Company or any Company Entity in excess of $20,000,000 individually or $40,000,000  in the aggregate;

(xviii)          (A) make, change, revoke or rescind any material election relating to Taxes, (B) adopt or change any accounting period or method with respect to Taxes, (C) make any amendment with respect to any material Tax Return, (D) agree to an extension or waiver of the statute of limitations with respect to the assessment or examination of any material Tax, (E) settle or compromise any material Tax liability or Proceeding, (F) enter into any material Tax indemnification, sharing, allocation, reimbursement or similar agreement (other than ordinary course commercial agreements or arrangements that are not primarily related to Taxes), (G) execute any closing agreement relating to a material amount of Tax with or request any ruling with respect to Tax from any Governmental Entity or (H) surrender any right to claim a material Tax refund;

(xix)          transfer, sell, lease, license, assign, exchange, swap, grant a covenant not to sue or similar rights in connection with, sublicense, mortgage, surrender, divest, cancel, abandon or allow to lapse or expire or otherwise dispose of any material assets, rights, properties or businesses (including capital stock of any Company Subsidiary or Company JV and intangible property or Intellectual Property Rights), except (A) for sales of products or services in ordinary course commercial transactions consistent with past practice, (B) for sales or other dispositions of obsolete assets, equipment or property (including Company Owned Intellectual Property) that is no longer used in the operations of the Company Entities, in each case, in the ordinary course of business consistent with past practice, or (C) for non-exclusive licenses to third parties in the ordinary course of business consistent with past practice;

(xx)          except (A) in the ordinary course of business consistent with past practice or (B) as required pursuant to the terms of any Benefit Plan or collective bargaining agreement, (i) grant to any director or executive officer any material increase in compensation, (ii) grant to any director or executive officer any material increase in severance, retention, change in control or termination pay, except as otherwise expressly contemplated by this Agreement, (iii) establish, adopt, enter into or amend in any material respect any collective bargaining agreement or material Benefit Plan or (iv) amend or modify the terms of any outstanding Company Restricted Shares; or

(xxi)          agree, commit, arrange, consent, authorize, resolve or enter into any understanding to do any of the foregoing.

(b)          Nothing contained in this Agreement is intended to give Parent, directly or indirectly, the right to control or direct the Company’s or the other Company Entities’ operations prior to the Effective Time.  Prior to the Effective Time, the Company Entities shall exercise, consistent with the terms and conditions of this Agreement, complete control and supervision over their respective operations.

7.2.          Company Acquisition Proposals.

(a)          No Solicitation or Negotiation.  The Company agrees that, except as expressly permitted by this Section 7.2, neither it nor any of its directors, officers and employees shall, and that it shall instruct and use its reasonable best efforts to cause its investment bankers, attorneys, accountants and other advisors or representatives (such directors, officers, employees, investment bankers, attorneys, accountants and other advisors or representatives, collectively, “Representatives”), in each case acting solely on behalf of the Company and not Parent or its Affiliates, not to, directly or indirectly:

(i)          initiate, solicit or knowingly encourage or facilitate any inquiries or the making of any proposal or offer that constitutes, or would reasonably be expected to lead to, any Company Acquisition Proposal;

(ii)          engage in, continue or otherwise participate in any discussions or negotiations regarding, or that would reasonably be expected to lead to, any Company Acquisition Proposal, or provide any nonpublic information or data to any Person in connection with the foregoing, in each case, except to notify such Person of the existence of the provisions of this Section 7.2;

(iii)          except for an Acceptable Confidentiality Agreement entered into in accordance with this Section 7.2(a), enter into any letter of intent, memorandum of understanding, agreement in principle, acquisition agreement, merger agreement or similar agreement relating to any Company Acquisition Proposal or that would require the Company to abandon, terminate or fail to consummate the Merger (each, an “Acquisition Agreement”);

(iv)          approve, endorse or recommend any proposal that constitutes, or would reasonably be expected to lead to any Company Acquisition Proposal; or

(v)          resolve or agree to do any of the foregoing.

Notwithstanding anything to the contrary in the foregoing provisions of this Section 7.2(a), prior to the time, but not after, the Requisite Company Stockholder Approvals are obtained, the Company and its Representatives may, after complying with Section 7.2(e), (A) provide information in response to a request therefor by a Person who has made an unsolicited bona fide written Company Acquisition Proposal after the date of this Agreement that did not result from a material breach of this Section 7.2 if the Company receives from the Person so requesting such information an executed Acceptable Confidentiality Agreement; provided, however, that such information has previously been made available to Parent or is made available to Parent prior to or promptly after the time such information is made available to such Person; and (B) engage or otherwise participate in any discussions or negotiations with any Person who has made such an unsolicited bona fide written Company Acquisition Proposal that did not result from a material breach of this Section 7.2, if and only to the extent that, (I) prior to taking any action described in clause (A) or (B) directly above, the Company Board (acting upon the recommendation of the Special Committee) or the Special Committee determines in good faith after consultation with its outside legal counsel and financial advisor that the failure to take such action would be inconsistent with the directors’ fiduciary duties under applicable Law and (II) in each such case referred to in clause (A) or (B) directly above, the Company Board (acting upon the recommendation of the Special Committee) or the Special Committee has determined in good faith based on the information then available and after consultation with its outside legal counsel and financial advisor that such Company Acquisition Proposal either constitutes a Company Superior Proposal or would reasonably be expected to result in a Company Superior Proposal.  Notwithstanding the limitations set forth in this Section 7.2(a), if the Company receives, following the date hereof and prior to the Company Stockholders Meeting, an inquiry, proposal, request or offer that did not result from a material breach of this Section 7.2(a), the Company, its Representatives and the Company Subsidiaries may contact the Person or any of such Person’s Representatives who has made such Company Acquisition Proposal solely to clarify the terms of such inquiry, proposal, request or offer so that the Company may inform itself about such inquiry, proposal, request or offer.

(b)          No Change in Company Recommendation or Alternative Acquisition Agreement.  The Company Board and each committee of the Company Board (including the Special Committee) shall not:

(i)          (A) fail to make, withhold, withdraw, qualify or modify (or publicly propose or resolve to withhold, withdraw, qualify or modify), in a manner adverse to Parent, the Company Recommendation or the Special Committee Recommendation with respect to the Merger, (B) authorize, approve, recommend or otherwise declare advisable, or publicly propose to authorize, approve, recommend or otherwise declare advisable, any Company Acquisition Proposal or proposal that would reasonably be expected to lead to a Company Acquisition Proposal, (C) fail to include the Company Recommendation or the Special Committee Recommendation in the Proxy Statement, (D) if any Company Acquisition Proposal structured as a tender offer or exchange offer is commenced, fail to recommend against acceptance of such tender offer or exchange offer by the Company’s stockholders within ten (10) Business Days of the commencement thereof pursuant to Rule 14d-2 of the Exchange Act or (E) fail to publicly reaffirm the Company Recommendation or the Special Committee Recommendation within ten (10) Business Days after receiving a written request to do so from Parent promptly after any Company Acquisition Proposal or any material modification thereto shall have first been publicly made, sent or given to the holders of Company Shares, or within two (2) Business Days of such request in the event such Company Acquisition Proposal or material modification is publicly made, sent or given less than ten (10) Business Days prior to the then-scheduled Stockholders Meeting (provided that Parent may only make such request once with respect to any Company Acquisition Proposal and once for each material modification thereto) (any of the foregoing actions or inactions in this Section 7.2(b)(i) by the Company Board or any committee of the Company Board (including the Special Committee), a “Change of Company Recommendation”) or otherwise resolve or agree to take any of the foregoing actions in this Section 7.2(b)(i); or

(ii)          cause or permit the Company to enter into any Acquisition Agreement (other than an Acceptable Confidentiality Agreement) or otherwise resolve or agree to do so.

Notwithstanding anything to the contrary set forth in this Section 7.2(b), the Company Board (acting upon the recommendation of the Special Committee) or the Special Committee may, prior to but not after the time the Requisite Company Stockholder Approvals are obtained, make a Change of Company Recommendation (and, in the case of clause (B) below, terminate this Agreement in order to enter into an Acquisition Agreement with respect to a Company Superior Proposal; provided that the Company shall not be permitted to terminate this Agreement pursuant to Section  9.3(a) unless the Company prior to, or concurrently with, such termination pays, or causes to be paid, to Parent the Company Termination Fee)  if, and only if, (A) an Intervening

Event has occurred and the Company Board (acting upon the recommendation of the Special Committee) or the Special Committee has determined in good faith, after consultation with its outside legal counsel and financial advisor, that failure to take such action would be inconsistent with such directors’ fiduciary duties under applicable Law or (B) the Company receives a Company Acquisition Proposal and the Company Board (acting upon the recommendation of the Special Committee) or the Special Committee has determined in good faith, after consultation with its outside legal counsel and financial advisor, that such Company Acquisition Proposal constitutes a Company Superior Proposal and that failure to take such action would be inconsistent with such directors’ fiduciary duties under applicable Law; provided that neither the Company Board nor the Special Committee may take any such action (and the Special Committee may not recommend to the Company Board to take such action) unless (I) prior to making such Change of Company Recommendation or terminating this Agreement in order to enter into an Acquisition Agreement with respect to a Company Superior Proposal, the Company provides prior written notice to Parent  at least four (4) Business Days in advance (the “Notice Period”) of its intention to take such action and the basis thereof, which notice shall include, in the case of a Company Superior Proposal, the information required under Section 7.2(e), and, in the case of an Intervening Event, a reasonably detailed description of such Intervening Event, (II) during the Notice Period, the Company and the Special Committee shall, and shall cause its officers, financial advisor and outside legal counsel to, be reasonably available to negotiate with Parent in good faith should Parent propose to make amendments or other revisions to the terms and conditions of this Agreement such that, in the case of a Company Superior Proposal, such Company Acquisition Proposal no longer constitutes a Company Superior Proposal or, in the case of an Intervening Event, the failure to take such action would no longer be inconsistent with the directors’ fiduciary duties under applicable Law as determined in the good faith judgment of the Company Board (acting upon the recommendation of the Special Committee) or the Special Committee, after consultation with its outside legal counsel and financial advisor, and (III) the Company Board (acting upon the recommendation of the Special Committee) or the Special Committee, as the case may be, has taken into account any amendments or other revisions to the terms and conditions of this Agreement agreed to by Parent in writing prior to the end of the Notice Period and has determined in good faith, after consultation with its outside legal counsel and financial advisor, that a failure to make such Change of Company Recommendation or to terminate this Agreement in order to enter into an Acquisition Agreement with respect to such Company Superior Proposal would still be inconsistent with the directors’ fiduciary duties under applicable Law. Any amendments or other revisions to any Company Acquisition Proposal will be deemed to be a new Company Acquisition Proposal, including for the purposes of the Notice Period; provided, however, that, for purposes of this sentence, references to the four (4) Business Day period above will be deemed to be a two (2) Business Day period.

(c)          Certain Permitted Disclosure.  Nothing contained in this Section 7.2 shall prohibit the Company Board (acting upon the recommendation of the Special Committee) or the Special Committee from (i) taking and disclosing a position contemplated by Rule 14d-9, Rule 14e-2(a)(2) or (3) or Item 1012(a) of Regulation M-A promulgated under the Exchange Act, (ii) making any disclosure that constitutes a “stop, look and listen” communication pursuant to Section 14d-9(f) promulgated under the Exchange Act or (iii) making any disclosure to the stockholders of the Company that is required by applicable Law, which actions shall not constitute or be deemed to constitute a Change of Company Recommendation; provided, however, that (A) any such disclosure permitted under clause (i) above that relates to an Company Acquisition

Proposal (other than a “stop, look and listen” communication) shall be deemed a Change of Company Recommendation unless the Company Board (acting upon the recommendation of the Special Committee) expressly publicly reaffirms the Company Recommendation in connection with such disclosure and (B) any Change of Company Recommendation may only be made in accordance with Section 7.2(b).

(d)          Existing Discussions.  The Company agrees that, as of the date hereof, it has ceased and caused to be terminated any existing activities, solicitations, discussions or negotiations with any parties conducted heretofore with respect to any Company Acquisition Proposal.  The Company also agrees that it will as promptly as possible (and in all events within two (2) Business Days of the date hereof) (i) request each Person that has, during the period from January 1, 2024 to the date of this Agreement, executed a confidentiality agreement in connection with any Company Acquisition Proposal or its consideration of any Company Acquisition Proposal to return or destroy all confidential information heretofore furnished to such Person by or on behalf of it or any of its Subsidiaries and (ii) terminate any data room or other diligence access of such Persons.

(e)          Notice.  The Company agrees that it will promptly (and, in any event, within two (2) Business Days) notify Parent if any inquiries, proposals or offers with respect to any Company Acquisition Proposal or that would reasonably be expected to lead to any Company Acquisition Proposal are received by or any such discussions or negotiations related thereto are sought to be initiated or continued with, it or any of its Representatives indicating, in connection with such notice, the identity of such Person making the Company Acquisition Proposal and providing unredacted copies of any written requests, proposals or offers, including proposed agreements and the material terms and conditions of any oral proposals or offers, and thereafter shall keep Parent reasonably informed, on a reasonably current basis, of the status and terms of any such inquiries, proposals or offers (including any amendments thereto) and the status of any such discussions or negotiations.

(f)          Standstills.  Notwithstanding anything to the contrary contained in this Agreement, the Company Board or the Special Committee shall be permitted, in their sole discretion, to terminate, amend, modify, waive or fail to enforce any standstill provision of any confidentiality agreement, Standstill Agreement or similar obligation of any Person to the extent the Company Board or the Special Committee determines in good faith after consultation with its outside legal counsel that such action or failure to take such action would be inconsistent with the directors’ fiduciary duties under applicable Law.  The Company acknowledges and agrees that nothing in the Confidentiality Agreement shall prohibit, prevent or restrict the ability of Parent or any Person acting on behalf of Parent to propose or make amendments or other revisions to the terms and conditions of this Agreement or otherwise exercise its rights under Section 7.2(b) and any acts taken in connection therewith shall under no circumstances be considered a breach of the Confidentiality Agreement.

7.3.          Proxy Statement; Schedule 13e-3.

(a)          The Company shall prepare and file (with the assistance and cooperation of Parent and Merger Sub as reasonably requested by the Company) with the SEC, as promptly as practicable after the date of this Agreement (but in no event later than thirty (30) Business Days following the date hereof), a proxy statement as contemplated by Rule 14a of the Exchange Act (such proxy statement, as amended or supplemented, the “Proxy Statement”), which shall contain (i) the information specified in Schedule 14A under the Exchange Act concerning the Merger and (ii) the notice of availability of appraisal rights and related disclosure required by Section 262 of the DGCL.

(b)          The Company, Parent and Merger Sub shall cooperate to, concurrently with the preparation and filing of the Proxy Statement, jointly prepare and file with the SEC a Rule 13e-3 Transaction Statement on Schedule 13e-3 (such transaction statement, including any amendment or supplement thereto, the “Schedule 13e-3”) relating to the Merger and the other transactions contemplated by this Agreement.

(c)          Each of the Company and Parent shall provide the other party and their respective outside legal counsel and other Representatives a reasonable opportunity to participate in any discussions or meetings with the SEC (or portions of any such discussions or meetings) that relate to the Proxy Statement or the Schedule 13e-3.  The Company shall promptly notify Parent of the receipt of any comments from the SEC (or its staff) with respect to the Proxy Statement or the Schedule 13e-3 and of any request by the SEC for any amendment or supplement thereto or for additional information and shall promptly provide to Parent copies of all correspondence between the Company or any of its Representatives and the SEC with respect to the Proxy Statement and the Schedule 13e-3.  The Company and Parent shall use their respective reasonable best efforts to promptly provide responses to the SEC with respect to all comments received on the Proxy Statement or the Schedule 13e-3 from the SEC (or its staff), including by preparing any additional filings required by the SEC or pursuant to applicable Law (provided that, for the avoidance of doubt, prior to responding to any comments of the SEC (or its staff) or making any additional filings required by the SEC, each party shall provide the other with a reasonable opportunity to consult and review such responses or filings and shall consider in good faith any comments on such responses or filings).  The Company shall cause the definitive Proxy Statement and the Schedule 13e-3 (and any other such additional required filings) to be mailed (including by electronic delivery if permitted) to the stockholders of the Company as of the record date established for the Company Stockholders Meeting as promptly as possible after confirmation from the SEC that it will not review, or that it has completed its review of, the Proxy Statement and the Schedule 13e-3.  The Company and Parent shall use their respective reasonable best efforts to have the Proxy Statement cleared by the SEC as promptly as reasonably practicable after such filing and the Company shall mail a definitive Proxy Statement and the Schedule 13e-3 to its stockholders promptly thereafter.

(d)          The Company agrees, as to itself and the Company Subsidiaries, that the Proxy Statement will comply in all material respects with the applicable provisions of the Exchange Act.  The Company, Parent and Merger Sub agree, as to themselves and their Affiliates, that the Schedule 13e-3 will comply in all material respects with the applicable provisions of the Exchange Act.  Parent and Merger Sub shall provide the Company with such information concerning itself and its respective Affiliates as is customarily included in a proxy statement or Schedule 13e-3 prepared in connection with a transaction of the type contemplated by this Agreement or as otherwise required by Law, requested by the SEC (or its staff), or as the Company may reasonably request, in each case, as promptly as reasonably practicable after its request by the Company.  The Company, Parent and Merger Sub shall ensure that none of the information supplied by it for inclusion or incorporation by reference in the Proxy Statement or the Schedule 13e-3 will, at the date of mailing (including by electronic delivery if permitted) to stockholders of the Company, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading.  Each of the Company, Parent and Merger Sub shall correct any information provided by it for inclusion or incorporation by reference in the Proxy Statement and the Schedule 13e-3 as promptly as reasonably practicable if and to the extent such information shall contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading.

7.4.          Company Stockholders Meeting.  To the extent not prohibited by any Order, the Company shall, subject to the provisions of this Agreement, (a) conduct a “broker search” in accordance with Rule 14a-13 under the Exchange Act as soon as practicable after the date hereof and take all necessary action in accordance with applicable Law and the Company’s governing documents, to duly set a record date for the Stockholders Meeting (and the Company will not change the record date without the prior written consent of Parent (such consent not to be unreasonably withheld, conditioned or delayed)), which shall not be earlier than twenty (20) Business Days after the date of this Agreement without the prior written consent of Parent, and (b) take all action required under applicable Law, the certificate of incorporation and bylaws of the Company and the applicable requirements of NYSE necessary to promptly and duly call, give notice of, convene and hold as promptly as practicable after the SEC confirms that it will not review, or that it has completed its review of, the Proxy Statement and the Schedule 13e-3 a meeting of its stockholders for the purpose of approving this Agreement (including any adjournment or postponement thereof, the “Company Stockholders Meeting”); provided that the Company may, in its sole discretion, postpone, recess or adjourn such meeting (i) to the extent determined by the Company Board (acting upon the recommendation of the Special Committee) or the Special Committee in good faith after consultation with, and taking into account the advice of, its outside legal counsel, as being required by applicable Law or a request from the SEC or its staff, (ii) to allow reasonable additional time to solicit additional proxies to the extent the Company reasonably believes necessary to obtain the Requisite Company Stockholder Approvals for up to twenty (20) Business Days in the aggregate or, (iii) if as of the time for which the Company Stockholders Meeting is originally scheduled (as set forth in the Proxy Statement), there are insufficient Company Shares represented (either in person or by proxy) and voting to constitute a quorum necessary to conduct the business of the Stockholders Meeting (it being understood that the Company may not postpone, recess or adjourn the Stockholders Meeting more than two (2) times pursuant to this clause (iii) without Parent’s prior written consent).  In addition, the Company shall, at the request of Parent, postpone, recess or adjourn the Company Stockholders Meeting to allow reasonable additional time to solicit additional proxies to the extent Parent reasonably believes necessary to obtain the Requisite Company Stockholder Approvals for up to two periods of up to ten (10) Business Days each.  Subject to Section 7.2, the Proxy Statement shall include the Company Recommendation and the Special Committee Recommendation, and the Company shall use its reasonable best efforts to obtain the Requisite Company Stockholder Approvals, including soliciting proxies.  Notwithstanding anything to the contrary contained in this Agreement, unless this Agreement is validly terminated in accordance with its terms, the Company will submit the approval of this Agreement to its stockholders at the Company Stockholders

Meeting even if the Board (or the Special Committee) has effected an Change of Company Recommendation.

7.5.          Filings; Other Actions; Notification.

(a)          Cooperation.  Subject to the terms and conditions set forth in this Agreement, the Company and Parent shall cooperate with each other and use (and shall cause their respective Subsidiaries to use) their respective reasonable best efforts (unless, with respect to any action, another standard of performance is expressly provided for herein) to (i) to take, or cause to be taken, all actions, and do, or cause to be done, and assist and cooperate with the other Parties hereto in doing, all things necessary, proper or advisable to cause the conditions to Closing set forth in Article VIII hereof to be satisfied as promptly as reasonably practicable and to consummate and make effective, as promptly as reasonably practicable, the Merger and the other transactions contemplated by this Agreement, including, subject to the other provisions of this Section 7.5, preparing and filing as promptly as reasonably practicable the notification and related materials required by the HSR Act (such filing to occur no later than 20 Business Days following the date hereof) and any other documentation to effect all necessary filings, notices, reports, petitions, statements, registrations, submissions of information, applications and other documents or instruments necessary to consummate the Merger and the other transactions contemplated by this Agreement and (ii) satisfy the requirements of the HSR Act and obtain all consents, registrations, approvals, permits, Orders, authorizations, expirations or terminations of waiting periods necessary or advisable to be obtained from any third party or any Governmental Entity in order to consummate the Merger or any of the other transactions contemplated by this Agreement, including the Company Approvals; provided that, subject to applicable Law (including relating to the exchange of information), the Parties shall jointly develop, consult and cooperate with one another regarding the strategy for obtaining any necessary approval of, or responding to any request by, or investigation by (including directing the timing, nature and substance of all such responses), any Governmental Entity in connection with this Agreement and the transaction contemplated by this Agreement; provided, further, that (x) subject to applicable Law, Parent and the Company shall have the right to review in advance and, to the extent practicable, each will consult with the other on and consider in good faith the views of the other in connection with any filing made with, or written materials submitted or communication made to, any third party or any Governmental Entity in connection with the Merger and the other transactions contemplated by this Agreement and (y) in the event of a disagreement regarding such strategy, Parent shall have the ultimate decision-making authority.  No Party shall consent to any voluntary extension of the Outside Date or otherwise delay the Closing at the behest of any Governmental Entity without the consent of the other Parties to this Agreement. No Party shall, except as may be consented to in writing by the other Parties, directly or indirectly through one or more of its affiliates, take any action, including acquiring or making any investment in any corporation, partnership, limited liability company or other business organization or any division or assets thereof, that would reasonably be expected to cause a material delay in the satisfaction of the conditions contained in Article VIII or the consummation of the Merger. Parent shall be responsible for, and shall timely pay, any filing fee in connection with the HSR Act or any other applicable antitrust and regulatory Laws. Notwithstanding anything in this Agreement to the contrary, nothing in this Section 7.5 or elsewhere in this Agreement shall require Parent or Merger Sub to take or agree to take any action with respect to the assets, properties, business or operations of any of its Affiliates (including any Person in which any of its Affiliates has any debt or equity investment and any affiliated or commonly advised investment fund) or any direct or indirect portfolio companies (as such term is understood in the private equity industry) thereof.

(b)          Information.  Subject to applicable Law, the Company and Parent each shall, upon request by the other, furnish the other as promptly as reasonably practicable with all information concerning itself, its Subsidiaries, directors, officers and stockholders and such other matters as may be reasonably necessary or advisable in connection with the Proxy Statement, the Schedule 13e-3 or any other statement, filing, notice or application made by or on behalf of Parent, the Company or any of their Subsidiaries to any third party or any Governmental Entity in connection with the Merger and the other transactions contemplated by this Agreement.

(c)          Status.  Subject to applicable Laws and as required by any Governmental Entity and without limiting the generality of Sections 7.5(a) and 7.5(b), the Company and Parent each shall (i) give the other Party prompt notice of the making or commencement of any request or Proceeding by or before any Governmental Entity with respect to the Merger and the other transactions contemplated by this Agreement, (ii) keep the other Party informed as to the status of any such request or Proceeding, (iii) give the other Party notice and an opportunity to participate in any substantive or material communication made to any Governmental Entity regarding the Merger and the other transactions contemplated by this Agreement and (iv) promptly notify, and furnish a copy to, the other Party of any communication received from any Governmental Entity regarding the Merger and the other transactions contemplated by this Agreement.  The Company shall give prompt notice to Parent of any change, fact or condition that constitutes a Company Material Adverse Effect, any material delay or impairment of the ability of the Parties to consummate the Merger and the other transactions contemplated by this Agreement or of any failure of any condition to Parent’s obligations to effect the Merger.  Neither the Company nor Parent shall agree to, or permit any of their respective officers or any other representatives or agents to, participate in any meeting, conference, videoconference, discussion or telephone call with any Governmental Entity in respect of any submissions, filings, investigation (including any settlement of the investigation), litigation or other inquiry relating to the matters that are the subject of this Agreement unless it consults with the other Party a reasonable amount of time in advance and, to the extent permitted by such Governmental Entity or applicable Law, gives the other Party the opportunity to attend and participate thereat.

(d)          Third-Party Consents.  Subject to the terms and conditions set forth in this Agreement, the Company shall and shall cause the other Company Entities to use their respective reasonable best efforts to take or cause to be taken all actions, and do or cause to be done all things, reasonably necessary and proper or advisable on its part under this Agreement and applicable Law to obtain as promptly as reasonably practicable all Third-Party Consents, including the Third-Party Consents set forth on Section 7.5(d) of the Company Disclosure Letter; provided, however, neither the Company nor Parent shall be required to (and the Company shall not, without the prior written consent of Parent) make or agree to make any payment of a consent fee, “profit sharing” payment or other consideration or accommodation (financial or otherwise, including increased or accelerated payments) or concede anything of monetary or economic value, for the purposes of obtaining any such Third-Party Consents.

7.6.          Access to Information; Confidentiality.

(a)          From the execution of this Agreement until the Effective Time and solely for purposes of the transactions contemplated by this Agreement or transition or integration planning related thereto, except (i) as prohibited by applicable Law or the confidentiality or non-disclosure provisions of any Contract, (ii) as would be reasonably expected to result in the loss of any attorney-client, work product or other legal privilege or protection, or (iii) as would be reasonably expected to jeopardize the health and safety of any employee of the Company or a Company Subsidiary (provided that the Company shall use reasonable best efforts to provide such access and disclose such information (or as much of it as reasonably possible) in a manner that does not result in a violation of Law or the confidentiality provisions of any Contract (including by seeking a waiver with respect to such confidentiality provisions), or result in a loss of attorney-client or other privilege), the Company shall and shall cause the other Company Entities and their respective Representatives to (x) provide to Parent and its authorized Representatives and Financing Sources reasonable access throughout the period prior to the Effective Time, during normal business hours and upon reasonable prior notice to the Company, to the officers, executive employees, properties and offices and other facilities of the Company Entities and to the books and records thereof (it being understood and agreed that the preparation of any financial statements of the Company shall be governed by Section 7.12 and not this Section 7.6(a)) and (y) furnish as  promptly as reasonably practicable to Parent and its Representatives and Financing Sources such information concerning the business, properties, Contracts, assets, liabilities and personnel of the Company Entities as Parent and its Representatives and Financing Sources may reasonably request.  Any access provided pursuant to this Section 7.6 shall be conducted in a manner that does not unreasonably interfere with the conduct of the business of the Company Entities, pose a risk to the health or safety of any personnel or otherwise result in any significant interference with the prompt and timely discharge by officers,  employees and other authorized Representatives of the Company Entities of their normal duties. Notwithstanding the foregoing, nothing herein shall require the Company or any Company Subsidiary to provide access to or otherwise make available or furnish any information relating to the process conducted by the Special Committee that led to the execution of this Agreement.

(b)          Except in the ordinary course of business of Parent, Merger Sub or their respective Affiliates and unrelated to the transactions contemplated hereby, neither Parent nor Merger Sub shall, and each shall cause its respective Representatives not to, contact any employee of the Company not directly involved in the negotiation of the transactions contemplated by this Agreement or any customer, vendor or supplier of the Company in connection with the Merger or any of the other transactions contemplated by this Agreement, without the Company’s prior written consent (such consent not to be unreasonably withheld, conditioned or delayed), and Parent and Merger Sub acknowledge and agree that any such contact shall be arranged and supervised by Representatives of the Company. All requests for information made pursuant to this Section 7.6 shall be directed to John F. Duggan, the Company’s Executive Vice President, General Counsel and Secretary, or other Person designated by the Company. All such information shall be deemed Evaluation Material (as defined in the Confidentiality Agreement) under and be governed by the terms of the Confidentiality Agreement.

(c)          All information obtained by the Parent, Merger Sub or their respective Representatives pursuant to this Article VII shall be kept confidential in accordance with the amended and restated mutual nondisclosure agreement, dated November 24, 2025 (the “Confidentiality Agreement”), between WCAS XIV, L.P. and the Company; provided that Parent and its Representatives shall be permitted to disclose any information provided pursuant to this Agreement (including pursuant to Section 7.6(a) and Section 7.12) to any actual or potential Financing Sources and to rating agencies in connection with the Debt Financing, subject to customary confidentiality undertakings by such Debt Financing Sources and rating agencies.

7.7.          Deregistration and Delisting.  Prior to the Effective Time, the Company shall cooperate with Parent and use reasonable best efforts to take, or cause to be taken, all actions, and do or cause to be done all things, reasonably necessary, proper or advisable on its part under applicable Law and rules and policies of the NYSE to enable the delisting by the Company of the Company Shares from the NYSE and the deregistration of the Company Shares under the Exchange Act promptly after the Effective Time.

7.8.          Publicity.  The initial press release regarding the Merger and the other transactions contemplated hereby shall be a joint press release in the form agreed to by the Parties, and thereafter the Company and Parent each shall consult with each other prior to issuing any press releases or otherwise making public announcements, disclosures or communications with respect to the Merger and the other transactions contemplated by this Agreement and prior to making any filings, furnishings or submissions of documents with any third party or any Governmental Entity (including any national securities exchange or interdealer quotation service) with respect thereto, except as may be required by applicable Law or by obligations pursuant to any listing agreement with or rules of any national securities exchange or interdealer quotation service or by the request of any Governmental Entity, in which case the Party making the disclosure shall give the other Party reasonable opportunity to review and comment upon such disclosure or communication to the extent reasonably practicable and legally permitted.  Notwithstanding the foregoing, the Company and Parent each may, without such consultation or consent, make such disclosures and communications in response to inquiries from the press or analysts, or via presentations, publicly available conference calls and other forums to employees, customers, suppliers and investors to the extent such communications are consistent in substance with previous public communications that have been reviewed and previously approved by both the Company and Parent.  Notwithstanding any other provision of this Agreement, the requirements of this Section 7.8 shall not apply to any disclosure by the Company of any information concerning this Agreement or the transactions contemplated hereby to the extent reasonably necessary in connection with any Change of Company Recommendation or by the Company or Parent in connection with any dispute between the parties regarding this Agreement, the Merger or the transactions contemplated by this Agreement.

7.9.          Expenses.  Except as otherwise provided in Section 9.5, whether or not the Merger is consummated, all costs and expenses incurred in connection with this Agreement, the Merger and the other transactions contemplated by this Agreement shall be paid by the Party incurring such expense.

7.10.          Indemnification; Directors’ and Officers’ Insurance.

(a)          From and after the Effective Time until the sixth (6th) anniversary thereof, Parent shall cause the Surviving Corporation to, indemnify and hold harmless each present and former director and officer of the Company (in each case, when acting in such capacity), determined as of the Effective Time (the “Indemnified Parties”), against any costs or expenses

(including reasonable attorneys’ fees), judgments, fines, penalties, losses, claims, damages or liabilities incurred in connection with any Proceeding (regardless of whether such Indemnified Party is a named party or a participant other than as a named party, including as a witness) to the extent arising out of such Indemnified Party’s service as a director or officer of the Company (or was serving at the request of the Company as a director, officer, employee, agent, trustee or fiduciary of any Company Subsidiary or any other Person) at or prior to the Effective Time, whether asserted or claimed prior to, at or after the Effective Time, to the fullest extent that the Company would have been permitted under the DGCL and its certificate of incorporation or bylaws in effect on the date hereof to indemnify such Person; provided, however, that all rights to indemnification, exculpation and advancement of expenses in respect of any Proceeding asserted or made within such six- (6)- year period shall continue until the final disposition of such Proceeding. Without limiting the foregoing, from and after the Effective Time until the sixth (6th) anniversary thereof, the Surviving Corporation shall, and Parent shall cause the Surviving Corporation to, cause, to the fullest extent permitted under applicable Law, the certificate of incorporation and bylaws of the Surviving Corporation to contain provisions no less favorable to the Indemnified Parties with respect to the limitations of liabilities of directors and officers, advancement of expenses and indemnification than are set forth in the certificate of incorporation and the bylaws of the Company as in effect as of the date of this Agreement.

(b)          Prior to the Effective Time, the Company shall obtain “tail” insurance policies with respect to directors’ and officers’ liability insurance for claims arising from facts or events that occurred on or prior to the Effective Time on terms with respect to coverage, deductibles and amounts no less favorable than those of such policy in effect on the date hereof for the six (6) year period following the Effective Time at an aggregate price not to exceed 300% of the annual premium the Company paid for such insurance in its last full fiscal year prior to the date of this Agreement; provided that, in the event the cost of such insurance exceed such maximum amount, the Company may obtain as much coverage as is possible for amounts not to exceed such maximum amount.  Parent shall cause the Surviving Corporation to maintain such “tail” policy in full force and effect for a period of no less than six years after the Effective Time and continue to honor its obligations thereunder.

(c)          If Parent or the Surviving Corporation or any of their respective successors or assigns (i) shall consolidate with or merge into any other corporation or entity and shall not be the continuing or surviving corporation or entity of such consolidation or merger or (ii) shall transfer all or substantially all of its properties and assets to any individual, corporation or other entity, then, and in each such case, proper provisions shall be made so that the successors and assigns of Parent or the Surviving Corporation shall assume all of the obligations set forth in this Section 7.10.

(d)          Nothing in this Agreement is intended to, shall be construed to or shall release, waive or impair any rights to directors’ and officers’ insurance claims under any policy that is or has been in existence with respect to the Company for any of its directors, officers or other employees including the Indemnified Parties; it being understood and agreed that the indemnification provided for in this Section 7.10 is not prior to or in substitution of any such claims under such policies.

(e)          The provisions of this Section 7.10 are intended to be for the benefit of, and shall be enforceable by, each of the Indemnified Parties, who are express third party beneficiaries of this Section 7.10.

(f)          The rights of the Indemnified Parties under this Section 7.10 shall be in addition to any rights such Indemnified Parties may have under the certificate of incorporation or bylaws of the Company or under any applicable Contracts or Laws.

7.11.          Other Actions by the Company.

(a)          Takeover Statutes.  If any Takeover Statute is or may become applicable to the Merger or the other transactions contemplated by this Agreement, the Company and the Company Board shall grant such approvals and take such actions as are necessary so that such transactions may be consummated as promptly as practicable on the terms contemplated by this Agreement and otherwise act to eliminate or minimize the effects of such statute or regulation on such transactions.

(b)          Section 16 Matters.  Prior to the Effective Time, each of Parent and the Company shall take such further actions, if any, as may be reasonably necessary or appropriate to ensure that the dispositions of equity securities of the Company (including any derivative securities) and acquisitions of equity securities of Parent (including any derivative securities) pursuant to the Merger and the other transactions contemplated by this Agreement by any officer or director of the Company who is subject to Section 16 of the Exchange Act are exempt under Rule 16b‑3 promulgated under the Exchange Act.

(c)          Transaction Litigation.  In the event that any stockholder litigation related to this Agreement, the Merger or the other transactions contemplated by this Agreement is brought or, to the Knowledge of the Company, threatened, against the Company or any members of the Company Board after the date hereof and prior to the Effective Time (“Transaction Litigation”), the Company shall as promptly as reasonably practicable notify Parent of any such Transaction Litigation, shall keep Parent reasonably informed with respect to the status thereof and shall give Parent the right to participate in the defense and settlement of, any Transaction Litigation.  The Company may not compromise or settle any Transaction Litigation without Parent’s prior written consent.  Without otherwise limiting or expanding the Indemnified Parties’ rights with regard to the right to counsel, following the Effective Time, the Indemnified Parties shall be entitled to continue to retain Dechert LLP and Skadden, Arps, Slate, Meagher & Flom LLP or such other counsel selected by such Indemnified Parties prior to the Effective Time to defend any Transaction Litigation.

7.12.          Financing Cooperation.

(a)          Prior to the Closing, the Company shall, and shall use its reasonable best efforts to cause its Representatives to, provide such reasonable cooperation as is customary and reasonably requested by Parent in connection with the obtaining and arranging of the Debt Financing or any alternative financing (including any debt securities to be issued in lieu of any portion thereof).  Without limiting the generality of the foregoing, such reasonable best efforts in any event shall include:

(i)          taking customary corporate actions reasonably requested by Parent to authorize the Definitive Financing Agreements and otherwise permit the consummation of the Debt Financing; provided that no such corporate action shall become effective until the Effective Time;

(ii)          causing the management team of the Company with appropriate seniority and expertise to participate in a reasonable number of meetings (including meetings with prospective Debt Financing Sources), presentations, road shows, due diligence sessions and sessions with rating agencies, including customary one-on-one meetings and other direct contact between such management team, on the one hand, and prospective Debt Financing Sources, on the other hand, at reasonable and mutually agreed times and with reasonable advance notice;

(iii)          to the extent required by the Debt Financing, facilitating the pledging of, and perfection of security interests in, collateral, effective no earlier than the Effective Time;

(iv)          furnishing Parent and the Debt Financing Sources as promptly as reasonably practicable following the delivery of a request therefor to the Company by Parent (which notice shall state with specificity the information requested) the Required Information and such other financial and other information regarding the Company as is customarily required in connection with the execution of financings of a type similar to the Debt Financing or any alternative financing (including any debt securities to be issued in lieu of any portion thereof);

(v)          in each case following Parent’s reasonable request, assisting Parent in the preparation of (A) confidential information memoranda (including a version that does not include material non-public information), prospectuses, offering memoranda and other customary marketing materials required in connection with financings similar to the Debt Financing or any alternative financing (including any debt securities to be issued in lieu of any portion thereof) and (B) materials for rating agency presentations;

(vi)          providing (A) customary authorization and representation letters to the Debt Financing Sources with respect to marketing materials from a senior officer of the Company  (which authorization and representation letters will become effective before the Effective Time) and (B) a certificate of the chief financial officer of the Company with respect to solvency matters as of the Effective Time after giving pro forma effect to the Merger and the other transactions contemplated by this Agreement;

(vii)          using reasonable best efforts to cause the Company’s independent accountants, as reasonably requested by Parent, to (A) consent to the use of their audit report on the financial statements of the Company in materials related to such financing, including any filings made by Parent with the SEC, and (B) provide customary comfort letters and bring-down comfort letters (including drafts thereof that such accountants are prepared to issue at pricing and closing of such financing) as is customarily required in connection with the execution of similar financings;

(viii)          if requested by Parent, providing (A) promptly, and in any event at least three Business Days prior to the Closing Date, all documentation and other information regarding the Company Entities and the Company Subsidiaries as the Debt Financing Sources reasonably determine is required by United States regulatory authorities under applicable “know your customer” and anti-money laundering rules and regulations, including without limitation the PATRIOT Act, to the extent requested by Parent in writing at least nine Business Days prior to the anticipated Closing Date and (B) certification regarding beneficial ownership as required by 31 C.F.R. §1010.230 to any Debt Financing Source that has requested such certification;

(ix)          assisting reasonably in the preparation, negotiation, execution and delivery of customary Definitive Financing Agreements (including one or more credit agreements, indentures, purchase agreements, security agreements, mortgages or guarantees and the schedules and exhibits thereto) in connection with the Debt Financing or any alternative financing (including any debt securities to be issued in lieu of any portion thereof) or other certificates or documents as may reasonably be requested by Parent, in each case, effective as of Closing; and

(x)          using commercially reasonable efforts to ensure that the syndication efforts with respect to the Debt Financing or any alternative financing (including any debt securities to be issued in lieu of any portion thereof) benefit materially from the existing lending and investment banking relationships of the Company;

it being understood and agreed that such cooperation shall not unreasonably interfere with the ongoing operations of the Company or any of its Affiliates. All non-public or otherwise confidential information regarding the Company or its Affiliates obtained by Parent its Representatives pursuant to this Section 7.12 shall be kept confidential in accordance with the Confidentiality Agreement, including any joinder or other agreement entered into in connection therewith (which, with respect to the potential Debt Financing Sources who are not party to the Debt Commitment Letter but are participating in the syndication process, shall be satisfied by the confidentiality provisions applicable under customary confidentiality undertakings in the context of customary syndication practices for debt financings of the type contemplated by the Debt Commitment Letter). The Company hereby consents to the use of its logos in connection with the Debt Financing; provided, that such logos are used solely in a manner that is reasonable and customary and that is not reasonably likely to harm or disparage the Company in any respect.

(b)          Notwithstanding anything herein to the contrary, (i) no directors or managers of the Company its Affiliates (other than any director or manager who is continuing as a director or manager of any of the Company following the consummation of the Merger) shall be required to pass resolutions or consents to approve or authorize the execution or delivery of the Debt Financing or to execute, deliver or enter into, or perform any agreement, certificate, arrangement, document or instrument with respect to the Debt Financing (other than the documents to be delivered pursuant to Sections 7.12(a)(vi)), including definitive agreements with respect to the Debt Financing (the “Definitive Financing Agreements”), (ii) no obligation of the Company, its Affiliates or any of their respective Representatives undertaken pursuant to the foregoing shall be effective until Closing (other than the authorization and representation letters to be delivered pursuant to Section 7.12(a)(vi)(A)) and (iii) none of the Company, its Affiliates or any of their respective Representatives shall be required to (A) pay any commitment or other similar fee in connection with the Debt Financing or incur any other cost or expense that is not contingent upon Closing or subject to reimbursement by Parent in connection with the Debt Financing, (B) take any actions to the extent such actions would unreasonably interfere with the ongoing business or operations of the Company and its Affiliates, (C) take any actions that would conflict with or violate the Company’s or its Affiliates’ organizational documents or any Laws, or that would reasonably be expected to result in a violation or breach of, or default under, any Material Contract to which any of them are a party or by which any of their assets are bound or (D) give to any other Person any indemnities in connection with the Financing that are effective prior to the Closing except to the extent subject to indemnification and reimbursement by Parent under this Section 7.12. Nothing contained in this Section 7.12 or otherwise shall require the Company or its Affiliates to be an issuer or other obligor with respect to the Debt Financing prior to Closing.

(c)          Parent shall, promptly upon request by the Company, reimburse the Company for all reasonable and documented out-of-pocket costs and expenses incurred by the Company, its Affiliates or their respective Representatives in connection with such cooperation by the Company or its Affiliates and shall indemnify and hold harmless the Company, its Affiliates and their respective Representatives for and against any and all liabilities, losses, obligations, damages, costs and expenses of any kind (whether direct or indirect, known or unknown, asserted or unasserted, absolute or contingent, accrued or unaccrued, liquidated or unliquidated, due or to become due and whether in contract, tort, strict liability or otherwise) suffered or incurred by them in connection with the arrangement of any Financing, any alternative financing, any action taken by them pursuant to this Section 7.12 and any information utilized in connection therewith (other than written information provided by the Company to Parent for use in connection with the Debt Financing), except to the extent resulting from the gross negligence, fraud or willful misconduct of the Company or its Representatives.

7.13.          Financing.

(a)          Parent and Merger Sub shall, and shall cause each of their respective Affiliates to, use its reasonable best efforts to obtain and consummate the Equity Financing at or prior to the Effective Time on the terms described in, and subject only to the conditions expressly set forth in, the Equity Commitment Letter delivered to the Company Entities on or prior to the date hereof, including using its reasonable best efforts to maintain in full force and effect each of the Equity Commitment Letter. Without limiting the generality of the foregoing, in the event that all conditions contained in the Equity Commitment Letter have been satisfied (or upon funding will be satisfied), Parent and Merger Sub shall, and shall cause the Equity Investor to, fund at, prior to or concurrently with the Effective Time the Equity Financing required to consummate the Merger and the other transactions contemplated by this Agreement.  Parent and Merger Sub shall use their reasonable best efforts to comply with their respective obligations, and enforce their rights, under the Equity Commitment Letter in a timely and diligent manner.  Parent and Merger Sub shall not, without the prior written consent of the Company, (A) permit any amendment, assignment, supplement or other modification to, or any waiver of any provision or remedy under, restate, substitute or replace, the Equity Commitment Letter if such amendment, assignment, supplement, modification, waiver, restatement, substitution or replacement would reasonably be expected to (1) (x) adversely impact the ability of Parent or Merger Sub to enforce their respective rights against any other parties to the Equity Commitment Letter in any respect as so amended, assigned, replaced, restated, substituted, supplemented or otherwise modified, relative to the ability of the Merger Subs to enforce their rights against any of such other parties to the Equity Commitment Letter as in effect on the date hereof, (y) add new (or expand, amend, or otherwise modify any existing) conditions to the receipt of any Equity Financing or otherwise adversely affect (including with respect to timing) the ability or likelihood of the Parent or Merger Sub to timely consummate the Merger at the Closing or (z) make the timely funding of any Equity Financing or satisfaction of the conditions to obtaining the Equity Financing less likely to occur, or (2) reduce the amount of the Equity Financing beyond the amount reasonably expected to be necessary to fund the Required Amount, (B) terminate the Equity Commitment Letter or (C) adversely affect the ability of Parent and Merger Sub to enforce its rights against the other parties to the Equity Commitment Letter.

(b)          Parent shall use its reasonable best efforts to arrange the Debt Financing and obtain the financing (taking into account the anticipated timing of the Marketing Period) contemplated thereby on the terms and conditions (including, to the extent required, the full exercise of any flex provisions) set forth in the Debt Commitment Letter, including using its reasonable best efforts to (i) maintain in effect the Debt Commitment Letter in accordance with the terms and subject to the conditions thereof (except as otherwise expressly permitted in accordance with this Section 7.12(b)), (ii) comply with its obligations under the Debt Commitment Letter, (iii) negotiate, execute and deliver the Definitive Financing Agreements contemplated by the Debt Commitment Letter on the terms and conditions (including the flex provisions) contemplated by the Debt Commitment Letter, (iv) satisfy on a timely basis (taking into account the anticipated timing of the Marketing Period) all conditions to funding that are applicable to Parent in the Debt Commitment Letter and the Definitive Financing Agreements to the extent the satisfaction thereof is within Parent’s control, (v) enforce its rights pursuant to the Debt Commitment Letter and (vi) upon satisfaction or waiver of all conditions in the Debt Commitment Letter or the applicable Definitive Financing Agreements, as the case may be, and the satisfaction or waiver of the conditions in Article VIII to the obligations of Parent, consummate the Debt Financing at or prior to the Closing on the terms and conditions contemplated by the Debt Commitment Letter, including by causing the Debt Financing Sources to fund the Debt Financing at the Closing to the extent necessary to fund the Required Amount. Parent will fully pay, or cause to be fully paid, all commitment or other fees arising pursuant to the Debt Commitment Letter as and when they become due.

(c)          Parent shall not, without the prior written consent of the Company, (i) terminate or permit the termination, withdrawal, repudiation or rescission of, or release the obligations of any Debt Financing Source under the Debt Commitment Letter or the Definitive Financing Agreements (other than in the case of either (A) a reduction of commitments in respect of the facilities in an amount equal to the gross cash proceeds received by Parent from the issuance of debt securities or incurrence of loans in accordance with the terms of the Debt Commitment Letter or (B) a Financing Reduction Exception (as defined below)), unless such Debt Commitment Letter or Definitive Financing Agreement is replaced at such time with a new commitment letter or definitive agreement that, were it structured as an amendment to such Debt Commitment Letter or Definitive Financing Agreement, would satisfy the following clause (ii), or (ii) permit any amendment or modification to, or any waiver of any provision or remedy under, or replace, the Debt Commitment Letter or the Definitive Financing Agreements if such amendment, modification, waiver, or replacement would (w) adversely impact in any respect the ability of Parent to enforce its rights against the Debt Financing Sources party to such Debt Commitment Letter or Definitive Financing Agreement, (x) (1) add any new condition to the Debt Financing (or modify any existing condition in a manner adverse to Parent) that would be reasonably expected to delay or adversely affect the ability of Parent to consummate the Merger and the other transactions contemplated by this Agreement, or (2) reasonably be expected to delay or prevent the timely funding of the Debt Financing or satisfaction of the conditions to obtaining of the Debt Financing, (y) reduce (or would reasonably be expected to have the effect of reducing) the aggregate amount of the Debt Financing provided for under such Debt Commitment Letter or Definitive Financing Agreement unless, in the case of a reduction in the amount of the Debt Financing, the Merger and the other transactions contemplated by this Agreement could still be consummated and all of Parent’s obligations hereunder satisfied through the aggregate net proceeds of the Equity Financing, together with any remaining portion of the Debt Financing and any debt financing under any new debt financing commitment letter that, were it structured as an amendment to the Debt Commitment Letter, would otherwise satisfy this clause (ii) (this clause (y), the “Financing Reduction Exception”), or (z) would reasonably be expected to prevent, impede or delay the consummation of the Merger and the other transactions contemplated by this Agreement; provided, that Parent may amend the Debt Commitment Letter to add Debt Financing Sources, lead arrangers, bookrunners, syndication agents or similar entities who have not executed the Debt Commitment Letter as of the date hereof and correspondingly reduce the commitments of the Debt Financing Sources party to the Commitment Letter on the date hereof. In the event any such amendment, modification, waiver or replacement of the Debt Financing in accordance with this Section 7.13(c) is effected, any reference in this Agreement to the term (A) the “Debt Commitment Letter” will be deemed to mean the Debt Commitment Letter as so amended, supplemented, modified, waived or replaced, (B) the “Definitive Financing Agreements” will be deemed to mean the Definitive Financing Agreements as so amended, supplemented, modified, waived or replaced, (C) the “Debt Financing” will be deemed to mean the debt financing contemplated by the Debt Commitment Letter or the Definitive Financing Agreements, as applicable, each as modified pursuant to the foregoing, and (D) the “Debt Financing Sources” will be deemed to include the Persons signatory to the Debt Commitment Letter or the Definitive Financing Agreements, as applicable, each as modified pursuant to the foregoing.

(d)          In the event that any portion of the Debt Financing becomes unavailable on the terms and conditions (including the flex provisions) set forth in the Debt Commitment Letter, Parent shall use its reasonable best efforts to, as promptly as practicable following the occurrence of such event, (i) obtain alternative financing from alternative sources in an amount at least equal to the Debt Financing or such unavailable portion thereof, as the case may be, and (ii) obtain one or more new debt financing commitment letters with respect to such alternative debt financing, which new debt financing commitment letters will replace the existing Debt Commitment Letter in whole or in part; provided, that in no event shall Parent be required to, and in no event shall its reasonable best efforts be deemed or construed to require them to, obtain alternative financing that includes terms and conditions, taken as a whole, that are less favorable in any material respect to Parent than the terms and conditions, taken as a whole, set forth in the Debt Commitment Letter as of the date hereof (taking into account any flex provisions applicable thereto contained in the related fee letters) or would require it to pay any fees or agree to pay any interest rate amounts or original issue discounts, in either case, in excess of those contemplated by the Debt Commitment Letter as in effect on the date hereof (taking into account any flex provisions applicable thereto) or which would add any new condition to the consummation of such alternative debt financing or otherwise be reasonably expected to make the timely funding of such alternative debt financing in full less likely to occur, than the conditions set forth in the Debt Commitment Letter as of the date hereof. Parent shall promptly provide the Company with a copy of any such new debt financing commitment letter (and related fee letters, with customary redactions of fee amounts, pricing caps and “market flex” related solely to economic terms). In the event that any new debt financing commitment letters are obtained in accordance with this Section 7.13(d), any reference in this Agreement to (A) the “Debt Commitment Letter” will be deemed to mean the Debt Commitment Letter to the extent not superseded by one or more new debt financing commitment letters at the time in question and any new debt financing commitment letters to the extent then in effect, (B) the “Financing” or the “Debt Financing” will be deemed to mean the debt financing contemplated by the Debt Commitment Letter as modified pursuant to the foregoing and (C) the “Debt Financing Sources” will be deemed to include the Persons signatory to the new debt financing commitment letters.

7.14.          Obligations of Parent with respect to Merger Sub and the Surviving Corporation.  Parent hereby guarantees the due, prompt and faithful payment, performance and discharge by Merger Sub of, and the compliance by Merger Sub with, all of the covenants, agreements, obligations and undertakings of Merger Sub under this Agreement in accordance with the terms of this Agreement, and covenants and agrees to take all actions necessary or advisable to cause Merger Sub to pay, perform and discharge its obligations hereunder. From the execution of this Agreement until the Effective Time, neither Parent nor Merger Sub shall engage in any activity of any nature except any activity related to the transactions contemplated by this Agreement or activities reasonably ancillary thereto. After the Effective Time, Parent hereby guarantees the due, prompt and faithful performance and discharge by the Surviving Corporation of, and the compliance by the Surviving Corporation with, all of the covenants, agreements, obligations and undertakings of the Surviving Corporation under this Agreement in accordance with the terms of this Agreement, and covenants and agrees to take all actions necessary or advisable to cause the Surviving Corporation to perform and discharge its obligations hereunder.

7.15.          Employee Benefit Matters.

(a)          Parent agrees that each Continuing Employee working in the United States shall, during the period commencing at the Effective Time and ending on the first (1st) anniversary of the Closing, be provided with (i) base salary or base wage that is no less favorable than the base salary or base wage rate provided to each such Continuing Employee immediately prior to the Closing Date, (ii) target cash incentive opportunities that are no less favorable than the target cash incentive opportunities provided by the Company to each such Continuing Employee immediately prior to the Closing Date, and (iii) other broad based welfare benefits (other than equity compensation, retention or non-recurring payments or benefits, deferred compensation arrangements, retiree health and welfare benefits or defined benefit pension plans) that are substantially comparable in the aggregate to those provided by the Company and its Subsidiaries to such Continuing Employees immediately prior to the Closing Date. Without limiting the generality of the foregoing, Parent shall  provide or cause to be provided severance and other termination-related benefits to each Continuing Employee that is terminated on or prior to the first (1st) anniversary of the Closing Date in an amount equal to the amount of  severance  pay  and  benefits  provided  by  the  Company and  its Subsidiaries to such Continuing Employee  under  such  Continuing  Employee’s employment agreement  with  the  Company or  its Subsidiary  or  any  other  Company  Benefit Plan as in  effect  on the  Closing  Date.

(b)          Parent shall (i) use its reasonable best efforts to cause any pre-existing conditions or limitations and eligibility waiting periods under any group health plans of Parent or its Affiliates to be waived with respect to the Continuing Employees and their eligible dependents,

(ii) give each Continuing Employee credit for the plan year in which the Closing occurs towards applicable deductibles and annual out-of-pocket limits for medical expenses incurred prior to the Closing for which payment has been made and (iii) give each Continuing Employee service credit for such Continuing Employee’s employment with the Company and its Subsidiaries for purposes of vesting and eligibility to participate under each applicable Parent benefit plan, as if such service had been performed with Parent, except with respect to eligibility under any defined benefit pension plans or to the extent it would result in a duplication of benefits, coverage or compensation.

(c)          Notwithstanding anything to the contrary set forth in this Agreement, no provision of this Agreement shall be deemed to (i) guarantee employment for any period of time for, or preclude the ability of Parent or the Company to terminate the employment of, any Continuing Employee for any reason; (ii) require the Company, Parent or the Company to continue any Benefit Plan or prevent the amendment, modification or termination thereof; or (iii) amend, terminate, establish or create any Benefit Plan or other employee benefit plans or arrangements. The provisions of this Section 7.15 are solely for the benefit of the parties, and no Continuing Employee (including any beneficiary or dependent thereof) shall be regarded for any purpose as a third party beneficiary of this Agreement, and no provision of this Section 7.15 shall create such rights in any such persons.

7.16.          Tax Opinion.  The Company shall use reasonable best efforts to obtain, and Parent and its Affiliates shall reasonably cooperate with the Company Board and Tax Advisor to obtain the Tax Opinion, which cooperation shall include, for the avoidance of doubt, using reasonable best efforts to provide for the delivery by Parent or its Affiliates (as applicable) of duly executed certificates containing such representations, warranties and covenants as may be reasonably requested by the Tax Advisor to enable the Tax Advisor to render the Tax Opinion; provided that Parent shall not be deemed to be in violation of this Section 7.16 if Parent or any of its Affiliates is unable to confirm or certify any matter requested by the Tax Advisor in any such certificate.

ARTICLE VIII

Conditions

8.1.          Conditions to Each Party’s Obligation to Effect the Merger.  The respective obligation of each Party to effect the Merger is subject to the satisfaction or waiver at or prior to the Effective Time of each of the following conditions:

(a)          Requisite Company Stockholder Approvals.  Each of the Requisite Company Stockholder Approvals shall have been obtained in accordance with applicable Law and the certificate of incorporation and bylaws of the Company.

(b)          No Injunction.  No court or other Governmental Entity of competent jurisdiction shall have issued, enforced or entered an Order or enacted, issued, promulgated or enforced any Law (in each case, whether temporary, preliminary or permanent) that is in effect and restrains, enjoins, makes illegal or otherwise prohibits consummation of the Merger or the other transactions contemplated by this Agreement.

(c)          HSR Act.  Any required waiting periods or extension thereof, including any timing or similar agreement with any Governmental Entity applicable to the consummation of the Merger under the HSR Act shall have expired or been terminated.

(d)          Governmental Approvals.  The Company Approvals set forth in Section 8.1(d) of the Company Disclosure Letter shall have been obtained.

8.2.          Conditions to Obligations of Parent and Merger Sub .  The obligations of Parent and Merger Sub to effect the Merger is also subject to the satisfaction or waiver by Parent at or prior to the Effective Time of the following conditions:

(a)          Representations and Warranties.  (i) Each of the representations and warranties of the Company set forth in Section 5.2(a) (Capital Structure) shall be true and correct in all respects as of the date hereof and as of the Closing Date (except to the extent that any such representation and warranty expressly speaks as of a particular date or period of time, in which case such representation and warranty shall be so true and correct in all respects as of such particular date or period of time), except, in the case of this clause (i), for any inaccuracies that individually or in the aggregate are de minimis relative to the total fully diluted equity capitalization of the Company; (ii) each of the representations and warranties of the Company set forth in Section 5.1 (Organization, Good Standing and Qualification),  Section 5.4(a) (Corporate Authority), Section 5.4(b) (Approval and Fairness), Section 5.18 (Takeover Statutes), Section 5.19 (Brokers and Finders)  and Section 5.23 (Existing Debt Documents) shall be true and correct in all material respects as of the date hereof and as of the Closing Date (except to the extent that any such representation and warranty expressly speaks as of a particular date or period of time, in which case such representation and warranty shall be so true and correct in all material respects as of such particular date or period of time) (disregarding all qualifications or limitations as to “material”, “Company Material Adverse Effect” and words of similar import set forth therein); (iii) the representations and warranties of the Company set forth in Section 5.7(b) (Absence of Certain Changes)  and Section 5.15(b) (Tax Matters) shall be true and correct in all respects as of the date hereof and as of the Closing Date (except to the extent that any such representation and warranty expressly speaks as of a particular date or period of time, in which case such representation and warranty shall be so true and correct in all respects as of such particular date or period of time); and (iv) each other representation and warranty of the Company set forth in Article V shall be true and correct as of the date hereof and as of the Closing Date (except to the extent that any such representation and warranty expressly speaks as of a particular date or period of time, in which case such representation and warranty shall be so true and correct as of such particular date or period of time), except, in the case of this clause (iii), for any failure of any such representation and warranty to be so true and correct (disregarding all qualifications or limitations as to “material”, “Company Material Adverse Effect” and words of similar import set forth therein) that does not constitute a Company Material Adverse Effect.

(b)          Performance of Obligations of the Company.  The Company shall have performed or complied with in all material respects all agreements, covenants and obligations required to be performed by it under this Agreement at or prior to the Effective Time.

(c)          Company Material Adverse Effect.  Since the date of the Agreement, no Company Material Adverse Effect shall have occurred and be continuing.

(d)          Officers’ Certificate.  Parent shall have received at the Closing a certificate signed on behalf of the Company by an executive officer of the Company to the effect that the conditions set forth in Sections 8.2(a), 8.2(b) and 8.2(c) have been satisfied.

8.3.          Conditions to Obligation of the Company.  The obligation of the Company to effect the Merger is also subject to the satisfaction or waiver by the Company at or prior to the Effective Time of the following conditions:

(a)          Representations and Warranties.  (i) Each of the representations and warranties of Parent and Merger Sub set forth in Section 6.1 (Corporate Organization), 6.2 (Organizational Documents), 6.3 (Authority Relative to this Agreement) and 6.13 (Permitted Holders) shall be true and correct in all respects as of the date hereof and as of the Closing Date (except to the extent that any such representation and warranty expressly speaks as of a particular date or period of time, in which case such representation and warranty shall be so true and correct in all respects as of such particular date or period of time); and (ii) each other representation and warranty of Parent and Merger Sub set forth in Article VI shall be true and correct as of the date hereof and as of the Closing Date (except to the extent that any such representation and warranty expressly speaks as of a particular date or period of time, in which case such representation and warranty shall be so true and correct as of such particular date or period of time), except, in the case of this clause (iii), for any failure of any such representation and warranty to be so true and correct (disregarding all qualifications or limitations as to “material” and words of similar import set forth therein) that would not, individually or in the aggregate, reasonably be expected to prevent or materially delay or impair Parent’s or Merger Sub’s ability to consummate the transactions contemplated hereby.

(b)          Performance of Obligations of Parent and Merger Sub.  Each of Parent and Merger Sub shall have performed or complied with in all material respects all agreements, covenants and obligations required to be performed by it under this Agreement at or prior to the Effective Time.

(c)          Officers’ Certificate.  The Company shall have received at the Closing a certificate signed on behalf of Parent and Merger Sub by an executive officer of Parent to the effect that the conditions set forth in Sections 8.3(a) and 8.3(b) have been satisfied.

ARTICLE IX

Termination

9.1.          Termination by Mutual Consent.  This Agreement may be terminated and the Merger may be abandoned at any time prior to the Effective Time, whether before or after the Requisite Company Stockholder Approvals have been obtained pursuant to Section 8.1(a), by mutual written consent of the Company by action of the Company Board (acting upon the recommendation of the Special Committee) and Parent.

9.2.          Termination by Either Parent or the Company.  This Agreement may be terminated and the Merger may be abandoned at any time prior to the Effective Time by the

Company by action of the Company Board (acting upon the recommendation of the Special Committee) or the Special Committee or by Parent if:

(a)          the Merger shall not have been consummated by December 1, 2026 (the “Outside Date”), whether such date is before or after the date by which the Requisite Company Stockholder Approvals shall have been obtained; provided, that if on such date any of the conditions set forth in Section 8.1(b) (if the Order or applicable Law relates to applicable antitrust or regulatory Laws), Section 8.1(c) or Section 8.1(d) shall not have been satisfied, but all other conditions set forth in Article VIII have been satisfied or waived (to the extent such waiver is permitted by applicable Law) (other than those conditions that by their nature are to be satisfied at the Closing and provided that such conditions are capable of being satisfied at the Closing), then the Outside Date shall be automatically extended to March 1, 2027; provided further that the right to terminate this Agreement pursuant to this Section 9.2(a) shall not be available to any Party that has breached in any material respect its obligations under this Agreement in any manner that shall have been the primary cause of the failure of the Merger to be consummated by the Outside Date;

(b)          (i) any Order permanently restraining, enjoining or otherwise prohibiting consummation of the Merger shall have become final and non-appealable or (ii) any Law shall have been enacted that prohibits, makes illegal or enjoins the consummation of the Merger (in the case of each of clauses (i) and (ii) whether before or after the Requisite Company Stockholder Approvals have been obtained); provided that the right to terminate this Agreement pursuant to this Section 9.2(b) shall not be available to any Party that has breached in any material respect its obligations to use its reasonable best efforts pursuant to Section 7.5 in any manner that shall have been the primary cause of the imposition of such Order or Law; or

(c)          the Stockholders Meeting shall have been held and the Requisite Company Stockholder Approvals shall not have been obtained thereat or at any adjournment, recess or postponement thereof.

9.3.          Termination by the Company.  This Agreement may be terminated and the Merger may be abandoned at any time prior to the Effective Time by the Company by action of the Company Board (acting upon the recommendation of the Special Committee) or the Special Committee if:

(a)          the Company Board determines to enter into an Acquisition Agreement with respect to a Company Superior Proposal; provided that (A) prior to, or concurrently with, such termination the Company pays the Company Termination Fee due under Section 9.5(b) and (B) the Company substantially contemporaneously enters into such Acquisition Agreement; provided that the Company shall not have the right to terminate this Agreement pursuant to this Section 9.3(a) if the Requisite Company Stockholder Approvals have been obtained;

(b)          there has been a breach of any representation, warranty, covenant or agreement made by Parent or Merger Sub in this Agreement, or any such representation and warranty shall have become untrue after the date hereof, such that Section 8.3(a) or 8.3(b) would not be satisfied and such breach or condition is not curable or, if curable, is not cured within the earlier of (i) thirty (30) days after written notice thereof is given by the Company to Parent and (ii) one (1) Business Day before the Outside Date (whether before or after the Requisite Company

Stockholder Approvals have been obtained); provided, however, that the Company shall not have the right to terminate this Agreement pursuant to this Section 9.3 if the Company is then in breach of this Agreement such that any of the conditions set forth in Section 8.2(a) or 8.2(b) would not be satisfied; or

(c)          the (A) the conditions set forth in Sections 8.1 and 8.2 have been satisfied or waived (to the extent such waiver is permitted by applicable Law) (other than those conditions that by their nature are to be satisfied at the Closing and provided that such conditions are capable of being satisfied at the time of termination), (B) the Company has confirmed by written notice to Parent that all conditions set forth in Section 8.3 have been satisfied (other than those conditions that by their nature are to be satisfied at the Closing) or that it is irrevocably waiving any unsatisfied conditions in Section 8.3 and that the Company stands ready, willing and able to consummate the Merger and (C) the Merger shall not have been consummated within three (3) Business Days after the later of (x) delivery of such notice and (y) the date the Merger was required to be consummated pursuant to Section 1.2.

9.4.          Termination by Parent.  This Agreement may be terminated and the Merger may be abandoned at any time prior to the Effective Time by Parent if:

(a)          a Change of Company Recommendation shall have occurred; or

(b)          there has been a breach of any representation, warranty, covenant or agreement made by the Company in this Agreement, or any such representation and warranty shall have become untrue after the date hereof, such that Section 8.2(a) or 8.2(b) would not be satisfied and such breach or condition is not curable or, if curable, is not cured within the earlier of (i) thirty (30) days after written notice thereof is given by Parent to the Company and (ii) one (1) Business Day before the Outside Date (whether before or after the Requisite Company Stockholder Approvals); provided, however, that Parent shall not have the right to terminate this Agreement pursuant to this Section 9.4(b) if Parent is then in breach of this Agreement such that any of the conditions set forth in Section 8.3(a) or 8.3(b) would not be satisfied; provided, however, Parent shall not be entitled to terminate this Agreement pursuant to this Section 9.4(b) on the basis of a breach of Section 7.2 by the Company if such breach was as a result of an action or omission by a Person that is a Rollover Holder as of the date of this Agreement which was not authorized by the Company Board or the Special Committee.

9.5.          Effect of Termination and Abandonment.

(a)          Except as provided in Section 9.5(b) and Section 9.5(c), in the event of termination of this Agreement and the abandonment of the Merger pursuant to this Article IX, this Agreement shall become void and of no effect with no liability to any Person on the part of any Party (or of any of its Representatives or Affiliates); provided, however, and notwithstanding anything in this Agreement to the contrary, that (i) subject to Sections 9.5(e), (f) and (g), the termination of this Agreement shall not relieve any party from liability or damages for fraud or any Willful and Material Breach of this Agreement and (ii) the provisions set forth in Section 7.6(c), Section 7.9, Section 7.12(c), this Section 9.5, Article X and the Confidentiality Agreement shall survive the termination of this Agreement.

(b)          In the event that:

(i)          (A) this Agreement is terminated (I) by either the Company or Parent pursuant to Section 9.2(a), (II) by either the Company or Parent pursuant to Section 9.2(c) or (III) by Parent pursuant to Section 9.4(b) due to a breach by the Company of Section 7.2; (B) a bona fide Company Acquisition Proposal shall have been (1) publicly made or disclosed and (2) not withdrawn prior to the earlier of the date of the Stockholders Meeting (including any adjournment, recess or postponement thereof) and the time of termination of this Agreement; and (C) concurrently with or within twelve (12) months of such termination, the Company shall have consummated a Company Acquisition Proposal or entered into an Acquisition Agreement relating to a Company Acquisition Proposal (whether or not, in each case, such Company Acquisition Proposal is the same one as the Company Acquisition Proposal referred to in clause (B)); provided that, for purposes of clause (B) of this Section 9.5(b)(i), references to “twenty percent (20%)” in the definition of “Company Acquisition Proposal” shall be deemed to be references to “fifty percent (50%)”;

(ii)          this Agreement is terminated by the Company pursuant to Section 9.3(a); or

(iii)          this Agreement is terminated by Parent pursuant to Section 9.4(a);

then the Company shall pay to Parent (or its designee(s)), by wire transfer of same-day funds, a termination fee of $66,504,813 (the “Company Termination Fee”) (x) in the case of Section 9.5(b)(iii), no later than two (2) Business Days after the date of such termination, (y) in the case of Section 9.5(b)(ii), immediately prior to or substantially concurrent with such termination or (z) in the case of Section 9.5(b)(i), immediately prior to or substantially concurrent with the last to occur of the events set forth in Section 9.5(b)(i).  It is understood and agreed that in no event shall the Company be required to pay the Company Termination Fee on more than one occasion.

(c)          In the event that this Agreement is terminated by the Company pursuant to Section 9.3(c), then Parent shall pay to the Company (or its designee(s)), by wire transfer of same-day funds, a termination fee of $133,009,627 (the “Parent Termination Fee”) no later than two (2) Business Days after the date of such termination.  It is understood and agreed that in no event shall Parent be required to pay the Parent Termination Fee on more than one occasion.

(d)          Each of the Company and Parent acknowledges that the agreements contained in Section 9.5(b)  and Section 9.5(c) are an integral part of the transactions contemplated by this Agreement, and that, without these agreements, the Parties would not enter into this Agreement.  Accordingly, if the Company fails to promptly pay the Company Termination Fee due by it pursuant to Section 9.5(b) or Parent fails to promptly pay the Parent Termination Fee due by it pursuant to Section 9.5(c) and, in order to obtain such payment Parent or the Company, as applicable, commences a Proceeding that results in a judgment against the Company or Parent, as applicable, for the Company Termination Fee set forth in Section 9.5(b) or the Parent Termination Fee set forth in Section 9.5(c), the Company or Parent, as applicable, shall (subject to Section 9.5(g) with respect to amounts payable by Parent) pay to Parent or the Company, as applicable their reasonable and documented costs and expenses (including reasonable and documented attorneys’ fees, but not any contingency or similar fees) in connection with such Proceeding, together with interest on the amount of the fee at the prime rate set forth in The Wall

Street Journal, Eastern Edition, in effect on the date such payment was required to be made from the date such payment was required to be made through the date of payment (collectively, the “Enforcement Costs”).

(e)          In the event that the Company Termination Fee is paid to Parent in circumstances in which such fee is payable pursuant to Section 9.5(b), payment of the Company Termination Fee, together with any Enforcement Costs payable pursuant to Section 9.5(d), shall be the sole and exclusive remedy of Parent and its Related Persons against the Company and its Related Persons (the “Company Related Persons”) for any cost, expense, loss, damage, liability or obligation suffered as a result of the failure of the Merger or the other transactions contemplated by this Agreement to be consummated or for a breach or failure to perform hereunder or otherwise (including in the case of any fraud or Willful and Material Breach), and upon payment of such amount, none of the Company or any Company Related Persons shall have any further liability or obligation relating to or arising out of this Agreement or the transactions contemplated by this Agreement.  The provisions of this Section 9.5(e) are intended to be for the benefit of, and shall be enforceable by, each of the Company Related Persons.

(f)          Notwithstanding anything to the contrary set forth in this Agreement (including this Article IX), the Company expressly acknowledges and agrees that (i) the Company’s right to right to receive the Parent Termination Fee pursuant to and in accordance with Section 9.3(c), (ii) the amounts payable to the Company pursuant to Section 7.12(c) and the Enforcement Costs (collectively, the “Additional Obligations”), subject to the Expense Cap, (iii) the Company’s right to seek specific performance or other equitable relief solely in accordance with, and subject to the limitations in, this Agreement (including Section 10.5) and the Equity Commitment Letter and (iv) the rights of the Company under the Confidentiality Agreement shall collectively constitute the sole and exclusive remedies of the Company Related Persons against Parent, Merger Sub, the Equity Investor and their respective Affiliates or any of their or their respective Related Persons (collectively, the “Parent Related Parties”), for, or with respect to, this Agreement, the Financing or the transactions contemplated hereby or thereby (including any breach thereof by Parent or Merger Sub), the termination of this Agreement, the failure to consummate the Closing or any claims or actions under applicable Law arising out of any such breach, termination or failure and none of the Company Related Persons shall seek to recover any other damages or seek any other remedy, whether based on a claim at law or in equity, in contract, tort or otherwise, with respect to any such losses or damages (including in respect of any oral representation made or alleged to be made in connection herewith).  While the Company may pursue both a grant of specific performance pursuant to Section 10.5 to cause consummation of the Closing to occur and the payment of the Parent Termination Fee and any Additional Obligations (subject to the Expense Cap), in no event shall the Company be entitled to receive both (x) an order for specific performance or any other equitable remedy cause the Closing to occur and (y) payment of the Parent Termination Fee.  The provisions of this Section 9.5(f) are intended to be for the benefit of, and shall be enforceable by, each of the Parent Related Persons.

(g)          Notwithstanding anything to the contrary in this Agreement, the maximum aggregate liability, whether in equity or at Law, in Contract, in tort or otherwise of Parent and the Parent Related Persons collectively (including monetary damages for any Willful and Material Breach) relating to or arising out of this Agreement or the transactions contemplated by this Agreement (including the failure of the transactions contemplated by this Agreement to be consummated) will not exceed under any circumstances an amount equal to (i) the Parent Termination Fee, plus (ii) the Additional Obligations in an amount not to exceed $10,000,000 (the “Expense Cap”).

ARTICLE X

Miscellaneous and General.

10.1.          No Survival of Representations and Warranties.  None of the representations and warranties in this Agreement or in any instrument delivered in connection therewith pursuant to this Agreement will survive the Effective Time.  None of the covenants and agreements of the Parties will survive the Effective Time to the extent their terms contemplate performance prior to the Effective Time.  This Section 10.1 will not limit Section 9.5 or any other covenant or agreement of the Parties to the extent its terms contemplate performance after the Effective Time.

10.2.          Modification or Amendment.  Subject to the provisions of applicable Laws, at any time prior to the Effective Time, the Parties may modify or amend this Agreement by written agreement, executed and delivered by duly authorized officers of the respective Parties; provided, however, that, after receipt of the Requisite Company Stockholder Approvals, no amendment may be made which, by Law or in accordance with the rules of any relevant stock exchange, requires further approval by the Company’s stockholders unless the Requisite Company Stockholder Approvals are obtained again with respect to the effectiveness of such amendment.  Notwithstanding anything to the contrary contained herein, the provisions of this Section 10.2, the first sentence of Section 10.4(c) and Section 10.18 (and any other provision of this Agreement to the extent an amendment, supplement, waiver or other modification of such provision would modify the substance of such Sections) shall not be amended, modified, supplemented or waived in a manner that adversely impacts or is otherwise adverse in any respect to any Debt Financing Source without the prior written consent of the applicable Debt Financing Sources.

10.3.          Waiver of Conditions.  The conditions to each of the Parties’ obligations to consummate the Merger are for the sole benefit of such Party and may be waived by such Party in whole or in part to the extent permitted by applicable Laws.  No failure or delay by any Party exercising any right, power or privilege hereunder shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any other right, power or privilege.

10.4.          GOVERNING LAW AND VENUE; WAIVER OF JURY TRIAL.

(a)          THIS AGREEMENT SHALL BE DEEMED TO BE MADE IN AND IN ALL RESPECTS SHALL BE INTERPRETED, CONSTRUED AND GOVERNED BY AND IN ACCORDANCE WITH THE LAW OF THE STATE OF DELAWARE WITHOUT REGARD TO THE CONFLICTS OF LAWS, RULES OR PRINCIPLES THEREOF (OR ANY OTHER JURISDICTION) TO THE EXTENT THAT SUCH LAWS, RULES OR PRINCIPLES WOULD DIRECT A MATTER TO ANOTHER JURISDICTION.

(b)          The Parties hereby irrevocably submit to the exclusive jurisdiction of the Court of Chancery of the State of Delaware, or, in the event that such court does not have subject matter jurisdiction, the Superior Court of the State of Delaware (Complex Commercial Division) located in New Castle County in the State of Delaware or the United States District Court for the District of Delaware solely in respect of the interpretation and enforcement of the provisions of this Agreement and of the documents referred to in this Agreement, and in respect of the transactions contemplated hereby and thereby, and hereby waive, and agree not to assert, as a defense in any Proceeding for the interpretation or enforcement hereof or of any such document, that it is not subject thereto or that such Proceeding may not be brought or is not maintainable in said courts or that the venue thereof may not be appropriate or that this Agreement or any such document may not be enforced in or by such courts, and the Parties irrevocably agree that all claims relating to such Proceeding or transactions shall be heard and determined in such a Delaware state or federal court.  The Parties hereby consent to and grant any such court jurisdiction over the person of such Parties and, to the extent permitted by Law, over the subject matter of such dispute and agree that mailing of process or other papers in connection with any such Proceeding in the manner provided in Section 10.6 or in such other manner as may be permitted by Law shall be valid and sufficient service thereof.

(c)          EACH PARTY ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY WHICH MAY ARISE UNDER THIS AGREEMENT IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES, AND THEREFORE EACH SUCH PARTY HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW ANY RIGHT SUCH PARTY MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LITIGATION DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS AGREEMENT, THE DOCUMENTS REFERRED TO HEREIN OR THE MERGER AND THE OTHER TRANSACTIONS CONTEMPLATED HEREBY OR THEREBY.  EACH PARTY CERTIFIES AND ACKNOWLEDGES THAT (i) NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE THE FOREGOING WAIVER, (ii) EACH PARTY UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF THIS WAIVER, (iii) EACH PARTY MAKES THIS WAIVER VOLUNTARILY AND (iv) EACH PARTY HAS BEEN INDUCED BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS CONTEMPLATED IN THIS SECTION 10.4, TO ENTER INTO THIS AGREEMENT, THE AGREEMENTS CONTEMPLATED BY THE DOCUMENTS REFERRED TO HEREIN, THE MERGER AND THE OTHER TRANSACTIONS CONTEMPLATED HEREBY AND THEREBY, AS APPLICABLE.

10.5.          Specific Performance.

(a)          The Parties acknowledge and agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. Each Party agrees that, in the event of any breach or threatened breach by any other Party of any covenant or obligation contained in this Agreement or the Equity Commitment Letter, the non-breaching Party shall be entitled (in addition to any other remedy that may be available to it whether in Law, equity or otherwise, including monetary damages) to seek (i) an Order of specific performance to enforce the observance and performance of such covenant or obligation and (ii) an injunction restraining such breach or threatened breach.

Notwithstanding anything in this Agreement to the contrary, the Company shall be entitled to enforce specifically Parent and Merger Sub’s obligation to consummate the Merger and the Equity Investor’s obligation to provide the Equity Financing if, and only if, (1) all of the conditions set forth in Sections 8.1 and 8.2 of this Agreement have been and continue to be satisfied or waived (other than those that, by their nature, are to be satisfied at the Closing; provided that those conditions could be satisfied if the Closing were to occur), (2) the Company has irrevocably confirmed by written notice to Parent that (x) all conditions set forth in Section 8.3 have been satisfied (other than those that, by their nature, are to be satisfied at the Closing) or that they would be willing to waive any unsatisfied conditions in Section 8.3 and (y) that the Company is ready, willing, and able to consummate the Closing if specific performance is granted and the Debt Financing were funded, (3) the Debt Financing has been funded or will be funded at the Closing (in each case, in accordance with the terms and conditions thereof) (for the avoidance of doubt, if the Debt Financing has not been funded and will not be funded at the Closing for any reason (including any breach of Section 7.12), the Company shall not be entitled to enforce Parent’s and Merger Sub’s obligation to consummate the Merger or the other transactions contemplated hereunder or the Equity Investor’s obligation to provide the Equity Financing pursuant to this Section 10.5) and (4) the Merger has not been consummated in accordance with Section 1.2.

(b)          Each Party further agrees that no other Party or any other Person shall be required to obtain, furnish or post any bond or similar instrument in connection with or as a condition to obtaining any remedy referred to in this Section 10.5, and each Party irrevocably waives any right it may have to require the obtaining, furnishing or posting of any such bond or similar instrument. The Parties acknowledge and agree that the right of specific performance contemplated by this Section 10.5 is an integral part of the transactions contemplated hereunder, including the Merger, and without that right, none of the Company, Parent or Merger Sub would have entered into this Agreement.

10.6.          Notices.  All notices, requests, claims, demands and other communications under this Agreement shall be in writing and shall be given or made (and shall be deemed to have been duly given or made upon receipt) by delivery in person, by an internationally recognized overnight courier service, or by email (with confirmation by return email) to the respective Parties hereto at the following coordinates:

If to Parent or Merger Sub:

c/o Welsh, Carson, Anderson & Stowe
599 Lexington Avenue, Suite 1800
New York, New York 10022
Attention:	Ting Gu
Email:	TGu@wcas.com

With a copy (which shall not constitute notice) to:

Cravath, Swaine & Moore LLP
375 Ninth Avenue
New York, NY 10001
Attention:	Minh Van Ngo

Andrew M. Wark
Email:	mngo@cravath.com
awark@cravath.com

and

Ropes & Gray LLP
1211 6th Avenue
New York, NY 10036
Attention:	Scott A. Abramowitz
Craig E. Marcus
Email:	scott.abramowitz@ropesgray.com
craig.marcus@ropesgray.com

If to the Company:

Select Medical Holdings Corporation
4714 Gettysburg Road, P.O. Box 2034
Mechanicsburg, PA 17055
Attention:	John Duggan
Mike Tarvin
Email:	jduggan@selectmedical.com
mtarvin@selectmedical.com

With a copy (which shall not constitute notice) to:

Dechert LLP
Cira Centre
2929 Arch Street
Philadelphia, PA 19104
Attention:	Stephen Leitzell
Michael Darby
Email:	stephen.leitzell@dechert.com
michael.darby@dechert.com

and

Skadden, Arps, Slate, Meagher & Flom LLP
One Manhattan West
New York, NY 10001
Attention:	Allison R. Schneirov
Christopher M. Barlow
Email:	allison.schneirov@skadden.com
christopher.barlow@skadden.com

10.7.          Entire Agreement.  This Agreement, the Guarantee and the Confidentiality Agreement constitute the entire agreement between the Parties with respect to the subject matter hereof and thereof and supersede all other prior and contemporaneous agreements, negotiations, understandings, representations and warranties, oral or written with respect to such matters.  The Company Disclosure Letter and the Exhibits hereto are “facts ascertainable” as that term is used in Section 251(b) of the DGCL, and do not form part of this Agreement but instead operate upon the terms of this Agreement as provided herein.  Notwithstanding anything to the contrary in this Agreement, the Company Disclosure Letter shall not be deemed a part of this Agreement as provided in Section 268(b) of the DGCL.

10.8.          No Third-Party Beneficiaries.  Except as provided in Section 7.10, Section 7.12(c), Section 9.5(e), Section 9.5(f), the last sentence of Section 10.2, Section 10.17 or Section 10.18, Parent and Merger Sub hereby agree that their respective representations, warranties and covenants set forth herein are solely for the benefit of the Company and the Company hereby agrees that its representations, warranties and covenants set forth herein are solely for the benefit of Parent and Merger Sub, in accordance with and subject to the terms of this Agreement, and this Agreement is not intended to, and does not, confer upon any Person other than the Parties any rights or remedies hereunder, including the right to rely upon the representations and warranties set forth herein, and the Parties hereby further agree that this Agreement may only be enforced against, and any Proceeding that may be based upon, arise out of or relate to this Agreement, or the negotiation, execution or performance of this Agreement may only be made against, the Persons expressly named as Parties.

10.9.          Obligations of Parent and of the Company.  Whenever this Agreement requires a Subsidiary of Parent to take any action, such requirement shall be deemed to include an undertaking on the part of Parent to cause such Subsidiary to take such action.  Whenever this Agreement requires a Subsidiary of the Company to take any action, such requirement shall be deemed to include an undertaking on the part of the Company to cause such Subsidiary to take such action and, after the Effective Time.

10.10.          Transfer Taxes.  Except as provided in Section 4.2(b)(v), all transfer, documentary, sales, use, stamp, registration, value-added and other such Taxes and fees incurred in connection with the Merger shall be paid by Parent and Merger Sub when due.

10.11.          Severability.  The provisions of this Agreement shall be deemed severable and the illegality, invalidity or unenforceability of any provision shall not affect the legality, validity or enforceability of any other provision hereof.  If any provision of this Agreement, or the application thereof to any Person or any circumstance, is illegal, invalid or unenforceable, (a) a suitable and equitable provision shall be substituted therefor in order to carry out, so far as may be legal, valid and enforceable, the intent and purpose of such illegal, invalid or unenforceable provision and (b) the remainder of this Agreement and the application of such provision to other Persons or circumstances shall not be affected by such illegality, invalidity or unenforceability, nor shall such illegality, invalidity or unenforceability affect the legality, validity or enforceability of such provision, or the application thereof, in any other jurisdiction.

10.12.          Interpretation and Construction.

(a)          The table of contents and headings herein are for convenience of reference only, do not constitute part of this Agreement and shall not be deemed to limit or otherwise affect any of the provisions hereof.

(b)          Where a reference in this Agreement is made to an Article, Section, Subsection, Recitals, Preamble or Exhibit, such reference shall be to an Article, Section, Subsection, Recitals, Preamble or Exhibit of or to this Agreement, unless otherwise indicated.

(c)          Unless the express context otherwise requires: (i) the word “day” means calendar day; (ii) the words “hereto”, “hereof”, “herein”, “hereunder” and words of similar import when used in this Agreement, shall refer to this Agreement as a whole and not to any particular provision of this Agreement; (iii) the terms defined in the singular have a comparable meaning when used in the plural and vice versa; (iv) the term “dollars” and the symbol “$” mean United States Dollars and all amounts in this Agreement shall be paid in United States Dollars, unless specifically otherwise provided, and in the event any amounts, costs, fees or expenses incurred by any Party pursuant to this Agreement are denominated in a currency other than United States Dollars, the United States Dollar equivalent for such costs, fees and expenses shall be determined by converting such other currency to United States Dollars at the foreign exchange rates published in The Wall Street Journal, Eastern Edition and in effect at the time such amount, cost, fee or expense is incurred, and in the event the resulting conversion yields a number that extends beyond two (2) decimal points, rounded to the nearest penny; (v) whenever the words “include”, “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation”; (vi) the term “or” is not exclusive and has the meaning represented by the phrase “and/or”; (vii) references in this Agreement to any gender include the other gender; (viii) references in this Agreement to the “United States” or the “U.S.” mean the United States of America and its territories and possessions; (ix) the word “extent” in the phrase “to the extent” shall mean the degree to which a subject or other thing extends and such phrase shall not mean simply “if”; (x) all accounting terms used herein and not expressly defined herein shall have the meanings given to them under GAAP; and (xi) except as otherwise specifically provided herein, all references in this Agreement to any statute include the rules and regulations promulgated thereunder, in each case as amended, re-enacted, consolidated or replaced from time to time and in the case of any such amendment, re-enactment, consolidation or replacement, reference herein to a particular provision shall be read as referring to such amended, re-enacted, consolidated or replaced provision and also include, unless the context otherwise requires, all applicable guidelines, bulletins or policies made in connection therewith.

(d)          Whenever this Agreement refers to a number of days, such number shall refer to calendar days, unless Business Days are specified.

(e)          The Parties have participated jointly in negotiating and drafting this Agreement.  In the event that an ambiguity or a question of intent or interpretation arises, this Agreement shall be construed as if drafted jointly by the Parties, and no presumption or burden of proof shall arise favoring or disfavoring any Party by virtue of the authorship of any provision of this Agreement.

(f)          Except as otherwise specifically provided herein, all references in this Agreement to any agreement (including this Agreement), Contract, document or instrument mean such agreement, Contract, document or instrument as amended, supplemented, qualified, modified, varied, restated or replaced from time to time in accordance with the terms thereof and, unless otherwise specified therein, include all schedules, annexes, addendums, exhibits and any other documents attached thereto.

(g)          The phrases “delivered”, “made available” and words of similar import, when used in this Agreement, shall mean that the information referred to (i) has been posted to the data site maintained by the Company or its Representatives in connection with the transactions contemplated by this Agreement or (ii) filed with or furnished to the SEC and publicly available on the SEC’s EDGAR reporting system prior to the date hereof.

10.13.          Assignment.  Neither this Agreement nor any of the rights, interests or obligations under this Agreement shall be assignable or delegable (as the case may be), in whole or in part, by operation of Law or otherwise, and any attempted or purported assignment or delegation in violation of this Section 10.13 shall be null and void; provided, however, that, subject to the requirements of applicable Law and subject to Section 7.14, prior to such time as the Company Unaffiliated Stockholder Approval shall have been obtained, each of Parent and Merger Sub may assign all or a portion of its rights and obligations hereunder to any Affiliate; provided, further, that no such assignment shall (i) impede or delay the consummation of the transactions contemplated by this Agreement or otherwise impede the rights of the stockholders of the Company under this Agreement or (ii) relieve Parent of its obligations hereunder.

10.14.          Special Committee.  Notwithstanding anything to the contrary set forth in this Agreement, until the Effective Time, (a) the Company may take the following actions only with the prior approval of the Special Committee (so long as the Special Committee is in existence): (i) amending, restating, modifying or otherwise changing any provision of this Agreement; (ii) waiving any right under this Agreement or extending the time for the performance of any obligation of Parent or Merger Sub; (iii) terminating this Agreement; (iv) taking any action under this Agreement that expressly requires the approval of the Special Committee; (v) making any decision or determination, or taking any action under or with respect to this Agreement or the transactions contemplated hereby that would reasonably be expected to be, or is required to be, approved, authorized, ratified or adopted by the Company Board; (vi) granting any approval or consent for, or agreement to, any item for which the approval, consent or agreement of the Company is required under this Agreement; and (vii) agreeing to do any of the foregoing and (b) no decision or determination shall be made, or action taken, by the Company or the Company Board (including effecting a Change of Company Recommendation) under or with respect to this Agreement or the transactions contemplated hereby without first obtaining the approval of the Special Committee.  For the avoidance of doubt, any requirement of the Company or the Company Board to obtain the approval of the Special Committee pursuant to this Section 10.14 shall not, and shall not be deemed to, modify or otherwise affect any rights of Parent or Merger Sub, or any obligations of the Company, the Special Committee or the Company Board to Parent or Merger Sub, set forth in this Agreement.

10.15.          Certain Definitions.  As used in this Agreement, except as otherwise specifically provided herein, the following terms have the meanings set forth in this Section 10.15:

“Acceptable Confidentiality Agreement” means a confidentiality agreement with terms no less favorable, in the aggregate, to the Company than the Confidentiality Agreement; provided that (a) such confidentiality agreement shall not prohibit compliance by the Company with its obligations under this Agreement and (b) need not contain an express or implied “standstill” provision.

“Acquisition Agreement” has the meaning set forth in Section 7.2(b)(ii).

 “Affiliate” means, with respect to any Person, any other Person directly or indirectly controlling, controlled by, or under common control with such Person as of the date on which, or at any time during the period for which, the determination of affiliation is being made (for purposes of this definition, the term “control” (including the correlative meanings of the terms “controlled by” and “under common control with”), as used with respect to any Person, means the possession, direct or indirect, of the power to direct or cause the direction of the management and policies of such Person, whether through the ownership of voting securities, by Contract or otherwise); provided, however, that, unless otherwise explicitly stated, Parent and its Subsidiaries shall be deemed to not be Affiliates of the Company (and vice versa) for any purpose hereunder.

“Agreement” has the meaning set forth in the Preamble.

“AI Laws” means all Laws governing the development, implementation, deployment, maintenance or use of artificial intelligence, machine learning, decision support or other predictive algorithm technology, including those simulating human intelligent thought processes.

“AI Programs” has the meaning set forth in Section 5.16(g).

“Anti-Corruption Laws” means (a) the U.S. Foreign Corrupt Practices Act of 1977 (15 U.S.C. § 78dd1, et seq.) and (b) all other anti-bribery, anti-corruption, anti-money-laundering and similar applicable Laws of each jurisdiction in which the Company or any of its Subsidiaries operates or has operated and in which any Person acting on behalf of the Company or any of its Subsidiaries, including any officer, director, employee, agent and Affiliate thereof, is conducting or has conducted business involving the Company or any of its Subsidiaries.

“Applicable Date” has the meaning set forth in Section 5.9(a).

“Bankruptcy and Equity Exception” has the meaning set forth in Section 5.4(a).

“Benefit Plan” means any benefit and compensation plan, program, policy, practice, agreement, contract, arrangement or other obligation, whether or not in writing and whether or not funded, in each case, which is sponsored or maintained by, contributed to or required to be contributed to by, or with respect to which there is any liability (whether contingent or otherwise) of, the Company, including with respect to employment, pension, retirement, severance, termination, retention, change-in-control, deferred compensation, stock- and equity-

based, phantom stock, employee stock ownership, incentive bonus, supplemental retirement, profit sharing, insurance, medical, welfare, fringe or other benefits or other remuneration other than any (x) statutory plan, program or arrangement that is required under applicable Laws and maintained by any Governmental Entity or (y) “multiemployer plan” within the meaning of Section 3(37) of ERISA.

“Book-Entry Share” has the meaning set forth in Section 4.1(a).

“Business Day” means any day ending at 11:59 p.m. (New York City time) other than a Saturday or Sunday or a day on which (a) banks are required or authorized to close in New York City, New York or (b) for purposes of determining the Closing Date only, the Office of the Secretary of State of Delaware is required or authorized to close.

“Bylaws” has the meaning set forth in Section 2.1.

“Certificate” has the meaning set forth in Section 4.1(a).

“Certificate of Merger” has the meaning set forth in Section 1.3.

“Change of Company Recommendation” has the meaning set forth in Section 7.2(b)(i).

“Charter” has the meaning set forth in Section 2.1.

“Closing” has the meaning set forth in Section 1.2.

“Closing Date” has the meaning set forth in Section 1.2.

“Code” has the meaning set forth in Section 4.2(f).

“Commitment Letters” has the meaning set forth in Section 6.8(a).

“Company” has the meaning set forth in the Preamble.

“Company Acquisition Proposal” means any inquiry, proposal, indication of interest or offer from any Person or group (as defined within the meaning of Section 13(d)(3) of the Exchange Act), other than Parent or Merger Sub, relating to any (a) merger, joint venture, partnership, consolidation, dissolution, liquidation, tender offer, recapitalization, reorganization, spin-off, share exchange, business combination, purchase or similar transaction involving the Company which if consummated would result in any Person or group (as defined in or under Section 13 of the Exchange Act) (other than Parent or Merger Sub) becoming the beneficial owner, directly or indirectly, in one or a series of related transactions, of twenty percent (20%) or more of the total voting power or of any class of equity securities of the Company or the surviving or resulting entity of such transaction or (b) direct or indirect acquisition (including by way of acquisition of equity interests in a Company Subsidiary), in one or a series of related transactions, of twenty percent (20%) or more of the total voting power or of any class of equity securities of the Company or the surviving or resulting entity of such transaction, or twenty percent (20%) or more of the assets, revenue or net income of the Company and the Company Subsidiaries (on a consolidated basis), in each case, other than the transactions contemplated by this Agreement.

“Company Approvals” has the meaning set forth in Section 5.5(a).

“Company Board” has the meaning set forth in the Recitals.

“Company Disclosure Letter” has the meaning set forth in Article V.

“Company Employees” has the meaning set forth in Section 5.12(a).

“Company Entity” has the meaning set forth in Section 5.3(b).

“Company IT Assets” means all IT Assets that are used by or on behalf of the Company Entities.

“Company JV” has the meaning set forth in Section 5.3(b).

“Company Material Adverse Effect” means any change, event, occurrence, state of facts, condition, circumstance, development or effect that, individually or in the aggregate with such other changes, events, occurrences, state of facts, conditions, circumstances, developments or effects, has had, or would reasonably be expected to (a) prevent or materially delay or impair the consummation of the Merger and the other transactions contemplated by this Agreement or (b) have, a material adverse effect on the properties, assets, liabilities, operations, business, results of operations or condition of the Company and the Company Subsidiaries, taken as a whole; provided, however, that, for the purposes of clause b only, no change, event, occurrence, state of facts, condition, circumstance, development or effect arising out of, or resulting from, any of the following, shall be deemed to constitute or be taken into account in determining whether there has occurred or would reasonably be expected to occur a Company Material Adverse Effect: (i) changes in the economy, capital, credit, banking, debt, financial or currency markets or political, regulatory or business conditions in the United States or elsewhere in the world, or changes therein, including changes in interest or exchange rates or any suspension of trading in securities on the NYSE; (ii) changes that are the result of factors generally affecting the industries, markets or geographical areas in which the Company or the Company Subsidiaries operate; (iii) changes in GAAP or other applicable accounting standards (or any authoritative interpretations thereof); (iv) acts of war (whether or not declared), civil disobedience, cyberterrorism, terrorism, military actions or the escalation of any of the foregoing, any hurricane, flood, tornado, earthquake or other catastrophic weather or natural disaster, or any epidemic, pandemic or outbreak of illness or other public health event or any other force majeure event, whether or not caused by any Person (other than the Company or any of its Affiliates or Representatives), or any national or international calamity or crisis, including any worsening of such conditions existing as of the date hereof; (v) any actions taken or omitted to be taken by the Company at the express written direction of Parent or Merger Sub or that are expressly required to be taken or omitted to be taken by this Agreement (other than Section 7.1); (vi) the negotiation, execution, announcement or performance of this Agreement or the pendency or consummation of the Merger or the other transactions contemplated by this Agreement (including any loss of or adverse change in the relationship of the Company and the Company Subsidiaries with their respective employees, investors, contractors, lenders, customers, suppliers, vendors or

Governmental Entities or other third parties related thereto); (vii) the identity of Parent or any of its Affiliates as the acquiror of the Company, or any facts or circumstances concerning Parent or any of its Affiliates, including any communication by any of them regarding plans, proposals or projections with respect to the Company, the Company Subsidiaries or their respective employees; (viii) any changes in applicable Law (or the enforcement or official interpretation thereof), including the adoption, implementation, repeal, modification, reinterpretation or proposal of any applicable Law (or the enforcement or official interpretation thereof) by any Governmental Entity, or any panel or advisory body empowered or appointed thereby; (ix)  any Transaction Litigation or any demand or Proceeding for appraisal or the fair value of any Shares pursuant to the DGCL in connection herewith; or (x) any failure by the Company to meet, or changes to, internal or analysts’ estimates, projections, expectations, budgets or forecasts of operating statistics, revenue, earnings, cash flow or any other financial or performance measures (whether made by the Company or any third parties), any change in the Company’s credit ratings, or any change in the price or trading volume of the Shares (it being understood that the underlying causes of such failures or changes in this clause (x) may be taken into account in determining whether a Company Material Adverse Effect has occurred, unless such underlying cause would otherwise be excepted by this definition); provided, further, that, with respect to each of clauses (i), (ii), (iii), (iv) and  (viii), such change, event, occurrence, state of facts, condition, circumstance, development or effect shall be taken into account in determining whether a “Company Material Adverse Effect” has occurred to the extent it disproportionately adversely affects the Company and the Company Subsidiaries, taken as a whole, compared to other companies of similar size in the industry in which the Company and the Company Subsidiaries primarily operate.

“Company Owned Intellectual Property” means all Intellectual Property Rights owned or purported to be owned by a Company Entity.

“Company Recommendation” has the meaning set forth in Section 5.4(b).

“Company Related Persons” has the meaning set forth in Section 9.5(e).

“Company Reports” has the meaning set forth in Section 5.6(a).

“Company Restricted Shares” has the meaning set forth in Section 4.3(a).

“Company Share” and “Company Shares” have the meanings set forth in the Recitals.

“Company Stock Plan” means each of the Company’s 2020 Equity Incentive Plan and 2016 Equity Incentive Plan, as amended from time to time.

“Company Stockholder Approval” means the adoption of this Agreement by the affirmative vote of the holders representing a majority of the aggregate voting power of the outstanding Company Shares entitled to vote thereon.

“Company Stockholders Meeting” has the meaning set forth in Section 7.4.

“Company Superior Proposal” means any unsolicited bona fide Company Acquisition Proposal that is on terms that the Company Board (acting upon the recommendation of the Special Committee) or the Special Committee determines in good faith (after consultation with its outside legal counsel and financial advisors) and after taking into account the legal, financial, regulatory and other aspects of such Company Acquisition Proposal and the identity of the person making such Company Acquisition Proposal, (x) is reasonably capable of being consummated in accordance with its terms relative to the transactions contemplated by this Agreement and (y) if consummated would result in a transaction more favorable to the Company’s stockholders, from a financial point of view, than the Merger and the other transactions contemplated by this Agreement (taking into account any proposed amendment or modification proposed by Parent pursuant to Section 7.2(b)). For purposes of the reference to “Company Acquisition Proposal” in this definition, all references to “20%” shall be deemed to be references to “50%”.

“Company Termination Fee” has the meaning set forth in Section 9.5(b)(iii).

“Company Unaffiliated Stockholder Approval” means the adoption of this Agreement and the approval of the Merger and the other transactions contemplated by this Agreement by the affirmative vote of the holders representing a majority of the aggregate voting power of the outstanding Company Shares entitled to vote thereon excluding any Company Shares beneficially owned by Parent, Merger Sub, the Rollover Holders and their respective Affiliates, “associates” or members of their respective “immediate family” (as such terms are respectively defined in Rules 12b-2 and 16a-1 of the Exchange Act).

“Confidentiality Agreement” has the meaning set forth in Section 7.6.

“Continuing Employee” means each employee of the Company or any of the Company Subsidiaries who is employed by the Company or any of the Company Subsidiaries as of immediately prior to the Effective Time and who continues to be actively employed by the Surviving Company (or any of its affiliates) on or following the Effective Time.

“Contract” means any legally binding agreement, lease, sublease, license, covenant not to sue, contract, note, mortgage, indenture, arrangement or other obligation or grant of rights and any amendment, waiver or other modification thereto, in each case whether written or oral.

“control” (including the terms “controlled by” and “under common control with”) means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of a Person, whether through the ownership of voting securities, as trustee or executor, by Contract (including any credit arrangement) or otherwise.

“D&O Insurance” has the meaning set forth in Section 7.10(b).

“Debt Commitment Letter” has the meaning set forth in Section 6.8(a).

“Debt Financing” has the meaning set forth in Section 6.8(a).

“Debt Financing Related Parties” means the Debt Financing Sources, their respective Affiliates and their and their respective Affiliates’ respective controlling shareholders, general partners, managing members, directors, officers, employees, consultants, agents, advisors and other Representatives, including legal counsel, accountants and financial advisors, and their successors and permitted assigns, in each case, solely in their capacities as such.

“Debt Financing Sources” means, at any time, the Persons that have committed to provide or arrange or have otherwise entered into agreements with Parent in connection with all or any part of the Debt Financing or any other financing (other than the Equity Financing) (including the parties to the Debt Commitment Letter and any agreements, joinder agreements, engagement letters, underwriting agreements, indentures, loan agreements or credit agreements entered into in connection therewith), including the agents, arrangers, lenders, initial purchasers and other entities that have committed to provide or arrange all or part of the Debt Financing.

“DGCL” has the meaning set forth in the Recitals.

“DTC” has the meaning set forth in Section 4.2(b)(i).

“Effective Time” has the meaning set forth in Section 1.3.

“Eligible Shares” has the meaning set forth in Section 4.1(a).

“Enforcement Costs” has the meaning set forth in Section 9.5(d).

“Environmental Law” means any Law relating to pollution or the protection, investigation or restoration of the environment or, as it relates to exposure to hazardous or toxic materials, substances or wastes or noise or odors, the protection of health and safety, including the manufacture, processing, distribution, handling, use, storage, treatment, transportation, presence, disposal, Release or threatened Release of any toxic or hazardous materials, substances or wastes.

“Equity Commitment Letter” has the meaning set forth in Section 6.8(a).

“Equity Financing” has the meaning set forth in Section 6.8(a).

“Equity Investor” has the meaning set forth in Section 6.8(a).

“ERISA” means the Employee Retirement Income Security Act of 1974.

“ERISA Affiliate” means any entity (whether or not incorporated) that would be treated together with the Company as a “single employer” within the meaning of Section 414 of the Code or Section 4001 of ERISA, but excluding Parent and its Subsidiaries.

“Exchange Act” means the Securities Exchange Act of 1934.

“Excluded Shares” has the meaning set forth in Section 4.1(a).

“Existing Debt Documents” means, collectively, (a) that certain Credit Agreement dated as of March 6, 2017, as amended, amended and restated, supplemented or otherwise modified from time to time prior to the date hereof, by and among the Company, Select Medical Corporation, a Delaware corporation, the lenders and issuing banks party thereto from time to time and JPMorgan Chase Bank, N.A., as administrative agent and collateral agent (the “Credit

Agreement”), and (b) that certain Indenture dated as of December 3, 2024, as amended, amended and restated, supplemented or otherwise modified from time to time prior to the date hereof, by and between Select Medical Corporation, a Delaware corporation, the guarantors party thereto from time to time and U.S. Bank Trust Company, National Association, a national banking association, as trustee.

“Expense Cap” has the meaning set forth in Section 9.5(g).

“FDA” means the United States Food and Drug Administration.

“Financing” has the meaning set forth in Section 6.8(a).

“Financing Sources” means, collectively, the Equity Investor and Debt Financing Sources.

“GAAP” means United States generally accepted accounting principles.

“Government Healthcare Programs” means (a) the Medicare program established under and governed by the applicable provisions of Title XVIII of the Social Security Act, the regulations promulgated thereunder and any sub-regulatory guidance issued, (b) the Medicaid program governed by the applicable provisions of Title XIX of the Social Security Act, the regulations promulgated thereunder and any sub-regulatory guidance issued, as well as any state Laws implementing the Medicaid program, (c) state Children’s Health Insurance Program (“CHIP”), (d) TRICARE (10 U.S.C. §§ 1071 et seq.), (e) any health insurance program for the benefit of federal employees, including those under chapter 89 of title 5, United States Code, and (f) any other state or federal health care program or plan, including any similar or successor programs administered or financed in whole or in part by a Governmental Entity.

“Government Official” means any official, officer, employee, or Representative of, or any Person acting in an official capacity for or on behalf of, any Governmental Entity, and includes any official or employee of any entity directly or indirectly owned or controlled by any Governmental Entity, and any officer or employee of a public international organization, as well as any Person acting in an official capacity for or on behalf of any such Governmental Entity, or for or on behalf of any such public international organization.

“Governmental Entity” has the meaning set forth in Section 5.5(a).

“Hazardous Materials” means any (a) waste, material, or substance that is listed, regulated or defined under any Environmental Law as toxic, hazardous, flammable, radioactive, infectious or as a pollutant (or words of similar import) and (b) asbestos or asbestos-containing materials, toxic mold, polychlorinated biphenyls, per- or poly- fluoroalkyl substances, medical or biological waste and petroleum or petroleum byproducts or distillates.

 “Healthcare” means, for the purposes of this Agreement, the prevention, evaluation, diagnosis, treatment or management of, or habilitation or rehabilitation from, illness or injury through the services offered by medical and allied health professionals, including medical benefits covered under liability insurance policies or self-funded liability coverage (e.g., automobile liability coverage and workers’ compensation coverage) and benefits covered under health insurance policies, managed care plans or programs, self-funded health programs or other Government Healthcare Programs.

“Healthcare Laws” means all applicable Laws (and the regulations promulgated thereunder) pertaining to: (a) the relationships among providers, payors (including private, commercial and governmental payors), vendors, and consumers in the Healthcare industry; (b) the delivery, purchase, administration, management or support of Healthcare services; (c) the operations of facilities such as pharmacies, laboratories, radiology or imaging centers or the operation of professional medical practices or other medical or health facilities, including Licenses and Government Healthcare Program enrollment and participation; (d) the facility and professional licensure, certification, registration, qualification, or authority to transact business in connection with the coordination, administration, provision or arrangement of, or payment for, Healthcare benefits, including applicable Laws that pertain to liability insurers, health insurers, managed care plans, self-funded insurers or any persons bearing the financial risk for the provision or arrangement of Healthcare services; (e) the participation in provider networks of third-party payors or self-funded payors of Healthcare services or the organization, arrangement or offering of provider networks, including applicable Laws governing preferred provider networks (“PPOs”), workers’ compensation provider networks or their contracting, credentialing or peer review; (f) the solicitation or acceptance of improper incentives involving Persons operating in the Healthcare industry, including state and federal laws prohibiting or regulating fraud and abuse, patient referrals, self-referrals, provider reimbursement or provider incentives generally or under the following statutes: the Federal anti-kickback law (42 U.S.C. § 1320a-7b), the Stark Law (42 U.S.C. § I 395nn), the Federal False Claims Act (31 U.S.C. §§ 3729, et seq.), the administrative False Claims Act (42 U.S.C. § 1320a-7b(a)), the Federal Civil Monetary Penalties Law (42 U.S.C. § 1320a-7a), the criminal false claim statutes (18 U.S.C. §§ 286, 287 and 1001), the Federal health care program exclusions laws (42 U.S.C. § 1320a-7), the Federal Program Fraud Civil Remedies Act (31 U.S.C. § 3801 et seq.), the Eliminating Kickbacks in Recovery Act (18 U.S.C. § 220), the Beneficiary Inducement Statute (42 U.S.C. § 1320a-7a(a)(5)) and similar state laws; (g) the administration, processing, review or investigation of Healthcare bills, claims or benefits, the determination of medical necessity for Healthcare services, treatment or supplies, the processing or payment for Healthcare services, treatment or supplies, the appeals and grievance of Healthcare coverage, decisions or treatment, including applicable Laws regulating the licensure, certification, registration or authority to transact business of third-party administrators, service companies, claims adjusters, utilization review agents or persons performing quality assurance, appeals and grievances, re-pricing of provider claims, credentialing or coordination of benefits; (h) claims processing and submission, including billings to insurance companies, health maintenance organizations, Government Healthcare Programs, other managed care plans or self-funded employers or employer groups or otherwise related to insurance fraud(i) the Patient Protection and Affordable Care Act (Pub. L. 111-148) as amended by the Health Care and Education Reconciliation Act of 2010 (Pub. L. 111-152) and the Public Health Services Act (42 U.S.C. § 201 et seq); (j) the storage, transportation, compounding, packaging and repackaging, labeling, pricing, sale, marketing, distribution or use of drug products or drug supplies, including the Controlled Substances Act (21 U.S.C. § 801 et seq.); (k) the corporate practice of medicine or other professional healthcare services, including restrictions on business entities from practicing medicine or other healthcare professions, fee splitting, employing a physician or other healthcare professional to provide professional services, or having beneficial ownership in or a financial relationship with a physician or other healthcare professional or practice; (l) any workers compensation system involving the provision of or payment for healthcare items or services for employees injured in the course of employment; (m) the Laws of the United States Department of Veterans Affairs that govern or regulate the administration, delivery or payment of health care to or for U.S. veterans; (n) participation in the Government Healthcare Programs, provision of healthcare items or services to Government Healthcare Program beneficiaries, and the submission of claims to the Program for payment; (o) the hiring of employees or acquisition of services or suppliers from Persons excluded from participation in Government Healthcare Programs under the Exclusion Law (42 U.S.C. § 1320a-7), (p) laboratory services and diagnostic testing, including the Clinical Laboratory Improvement Amendments of 1988 (42 C.F.R. § 493), (q) billing, coding and reimbursement, (r) standards of care, quality assurance, risk management, utilization review and peer review and mandated reporting of incidents, occurrences, diseases and events, (s) the provision of telemedicine services and remote or electronic prescribing, (t) the operation and support of and services related to clinical research or clinical trials, including all requirement relating to the protection of human research subjects, and (u) laws that require notification to or consent by a Governmental Entity in connection with a transaction involving a health care entity (“Healthcare Transaction Laws”), and, in in each case, the respective rules and regulations promulgated by any Governmental Entity thereunder.

“HIPAA” means any state or federal laws governing the privacy, security, integrity, accuracy, protection, management, storage, disclosure, transmission or exchange of Healthcare information (including prescription records and medical records), financial, consumer or other information belonging to individuals or entities, including the Health Insurance Portability and Accountability Act of 1996 (42 U.S.C. § 1320d et seq.), as amended, including as such act was amended by the Health Information Technology for Economic and Clinical Health Act and the implementing regulations promulgated thereunder.

“Holder” has the meaning set forth in Section 4.2(b)(i).

“HSR Act” means the Hart-Scott-Rodino Antitrust Improvements Act of 1976.

“Import and Export Laws” means (a) all sanctions, export and re-export Laws of the United States, including the U.S. International Traffic in Arms Regulation, the Export Administration Regulations and U.S. sanctions Laws and regulations administered by the United States Department of the Treasury’s Office of Foreign Assets Control (“OFAC”), as applicable, and (b) all other applicable import and export control Laws in any countries in which the Company conducts business.

“Indemnified Parties” has the meaning set forth in Section 7.10(a).

“Intellectual Property Rights” means any of the following arising pursuant to the Laws of any jurisdiction throughout the world, whether registered or unregistered: (i) trademarks, service marks, trade dress, logos, brands, trade names, company names and similar indicia of source or origin, together with the goodwill connected with the use of and symbolized by any of the foregoing (“Trademarks”); (ii) copyrights (including in IT Assets), works of authorship and database rights (“Copyrights”); (iii) trade secrets, proprietary know-how, inventions, designs, processes, procedures, data, databases, drawings, specifications, records, formulae, methods and confidential business information (collectively, “Trade Secrets”); (iv) industrial property rights, patents and other patent rights (including any and all inventions, methods, processes, substitutions, revisions, divisions, continuations, continuations-in-part, provisionals, interferences, reexaminations and reissues of the foregoing) (collectively, “Patents”); (v) rights in software (including source code, object code and related documentation and specifications) (collectively, “Software”); (vi) name, image, likeness, biographical information and rights of publicity, artist and moral rights and rights of attribution (“Publicity Rights”); and (vii) internet domain names, social and mobile media account identifiers and URLs (“Domain Names”); in each case, including any applications, registrations, issuances, extensions and renewals for any of the foregoing with any Governmental Entity or Domain Name registrar.

“Intervening Event” means a material positive event, fact, development or occurrence with respect to the Company and the Company Subsidiaries or the business of the Company and the Company Subsidiaries, taken as a whole, that (a) is not known by, or reasonably foreseeable to, the Special Committee as of or prior to the execution and delivery of this Agreement and (b) first occurs, arises or becomes known to the Special Committee after the execution and delivery of this Agreement and on or prior to the date of the Requisite Company Stockholder Approvals; provided that (i) any event, fact, development or occurrence that involves or relates to a Company Acquisition Proposal or any inquiry or communications or matters relating thereto, (ii) any event, fact, development or occurrence that results from (A) the announcement, pendency and consummation of this Agreement or the Merger or any actions required to be taken or to be refrained from being taken pursuant to this Agreement or (B) a breach of this Agreement by the Company, (iii) the fact that the Company meets or exceeds any internal or analysts’ expectations or projections or (iv) any changes or lack thereof after the date hereof in the market price or trading volume of the Company Shares, individually or in the aggregate, will not be deemed to constitute an Intervening Event.

“IT Assets” means hardware, Software, computers, firmware, middleware, servers, systems, networks, databases, websites, routers, hubs, switches, data communication lines, AI Program, applications and other information technology assets and equipment.

“Knowledge” or any similar phrase means (a) with respect to the Company, the collective actual knowledge of the individuals set forth in Section 10.15(a) of the Company Disclosure Letter after due inquiry and (b) with respect to Parent, the collective actual knowledge of the officers and directors of Parent.

“Laws” has the meaning set forth in Section 5.9(a).

“Leased Real Property” has the meaning set forth in Section 5.11(b).

“Licenses” has the meaning set forth in Section 5.9(b).

“Lien” means any mortgage, deed of trust, pledge, assessment, security interest, lien, hypothecation, encumbrance, charge, claim, restrictive covenant, condition, lease, easement, right of way or other encumbrance to title, licenses, covenants not to sue or similar rights or limitation on voting rights, transferability or disposition rights, or any option, right of first refusal or right of first offer or other similar encumbrance.

“Malicious Code” means any virus, malware or other device or feature designed to disrupt, disable, or otherwise impair the functioning of any Software or other IT Assets, including any “back door”, “time bomb”, “Trojan horse”, “worm”, “drop dead device” or other malicious Software that permit unauthorized access or the unauthorized disablement of such Software or other IT Assets.

“Managed Practice” means a clinical professional practice entity with which any Company Entity has entered into a management or administrative services agreement.

“Marketing Period”  means the first period of fifteen (15) consecutive Business Days commencing after the date hereof and ended prior to the Outside Date (inclusive of each day starting with the first day and through and ending with the last day of such period) in which Parent and the Debt Financing Sources have the Required Information; provided that the Marketing Period shall be deemed not to have commenced if, prior to the completion of such fifteen (15) consecutive Business Day period, (a) the Company’s independent auditors shall have withdrawn their audit opinion with respect to any of the financial statements contained in the Required Information, in which case the Marketing Period shall not be deemed to commence unless and until a new unqualified audit opinion is issued with respect to such financial statements by the Company’s independent auditors or another independent accounting firm reasonably acceptable to Parent, (b) the financial statements included in the Required Information that is available to Parent on the first day of any such fifteen (15) consecutive Business Day period would be required to be updated under Rule 3-12 of Regulation S-X in order to be sufficiently current to permit a registration statement on Form S-1 using such financial statements to be declared effective by the SEC on the last day of such fifteen (15) consecutive Business Day period, in which case the Marketing Period shall not be deemed to commence until the receipt by Buyer of updated Required Information that would be required under Rule 3-12 of Regulation S-X to permit a registration statement on Form S-1 using such financial statements to be declared effective by the SEC on the last day of such new fifteen (15) consecutive Business Day period or (c) the Company announces any intention to, or determines that it must, restate any financial information or financial statements included in the Required Information or any such restatement is under consideration or is a possibility, in which case the Marketing Period may not commence unless and until such restatement has been completed or the Company has determined and announced that no such restatement is required in accordance with GAAP; provided, further, the Marketing Period shall not commence prior to fifteen (15) Business Days following the date of this Agreement and shall end on any date when the Debt Financing contemplated by the Debt Commitment Letter is consummated; and provided, further, that (i) if the Marketing Period has not been completed on or prior to August 21, 2026, then the Marketing Period shall not commence prior to September 8, 2026, (ii) November 27, 2026 shall be excluded as a “business day” for such purpose and (iii) if the Marketing Period  has not been completed on or prior to December 18, 2026, then the Marketing Period shall not commence prior to January 4, 2027. If the Company shall in good faith reasonably believe it has provided the Required Information, it may deliver to Parent a written notice to that effect (stating when it believes it completed such delivery), in which case the Company shall be deemed to have delivered the Required Information as of the date of delivery and the Marketing Period shall be deemed to have commenced as of such date of delivery of such notice unless Parent in good faith reasonably believes the Company has not completed the delivery of the Required Information and, within two (2) business days after the delivery of such notice by the Company, Parent delivers a written notice to the Company to that effect (stating with specificity which Required Information the Company has not delivered (such missing information, the “Missing Information”); provided that upon delivery of the Missing Information, the Company may deliver a new notice regarding delivery of the Required Information to Parent.

“Material Contract” has the meaning set forth in Section 5.10(a).

“Measurement Date” has the meaning set forth in Section 5.2(a).

“Merger” has the meaning set forth in the Recitals.

“Merger Consideration” has the meaning set forth in Section 4.1(a).

“Merger Sub” has the meaning set forth in the Preamble.

“Notice Period” has the meaning set forth in Section 7.2(b).

“NYSE” means the New York Stock Exchange.

“OIG” has the meaning set forth in Section 5.20(a).

“Order” means any order, final award, judgment, injunction, writ, decree (including any consent decree or similar agreed order or judgment), directive, settlement, stipulation, ruling, determination or verdict, whether civil, criminal or administrative, in each case, that is entered, issued, made or rendered by any Governmental Entity.

“Outside Date” has the meaning set forth in Section 9.2(a).

“Owned Real Property” has the meaning set forth in Section 5.11(a).

“Parent” has the meaning set forth in the Preamble.

“Parent Affiliated Stockholders” means any of (a) Parent or any of its Affiliates; (b) any equityholder, director or officer of any Person described in clause (a); (c) any Rollover Holder; (c) any “immediate family member” (as defined in Item 404 of Regulation S-K) or “affiliate” or “associate” (as defined in Section 12b-2 of the Exchange Act) of any individual described in clause (a), (b) or (c); or (d) any trust or other entity (other than the Company or any of its Subsidiaries) in which any individual described in clause (a), (b), (c) or (d) holds (or in which more than one of such individuals collectively hold), beneficially or otherwise, a material voting, proprietary, equity or other financial interest.

“Parent Board” has the meaning set forth in the Recitals.

“Parent Related Parties” has the meaning set forth in Section 9.5(f).

“Parent Termination Fee” has the meaning set forth in Section 9.5(c).

“Party” and “Parties” have the meanings set forth in the Preamble.

“Paying Agent” has the meaning set forth in Section 4.2(a)(i).

“Paying Agent Agreement” has the meaning set forth in Section 4.2(a)(ii).

“Payment Fund” has the meaning set forth in Section 4.2(a)(i).

“Permitted Liens” means (a) mechanics’, carriers’, workmen’s, warehousemen’s, repairmen’s or similar Liens arising in the ordinary course of business as to which there are no delinquent amounts due thereunder, (b) Liens for Taxes, assessments and other governmental charges and levies that are not due and payable or are being contested in good faith by appropriate proceedings and for which adequate reserves have been maintained in accordance with GAAP, (c) easements, rights-of-way, covenants, restrictions and other similar matters of record that would not, individually or in the aggregate, reasonably be expected to materially impair the continued use and operation of the real property to which they relate, (d) zoning, building and other similar codes and regulations, provided that such restrictions are not currently violated by, and do not materially impair the current use of, any Owned Real Property or Leased Real Property as currently conducted, (e) non-exclusive licenses or other non-exclusive rights granted under Company Owned Intellectual Property in the ordinary course of business consistent with past practice, (f) non-monetary Liens, the existence of which are disclosed in the notes to the consolidated financial statement of the Company included in the Company Reports and (g) any other Liens set forth on Section 10.15(c) of the Company Disclosure Letter.

“Person” means, as broadly interpreted, any individual, corporation (including not-for-profit), general or limited partnership, limited liability company, joint venture, estate, trust, association, organization, Governmental Entity, the media or other entity of any kind or nature.

“Personal Data” means information or data, in any form, that is considered “personal information”, “personal data”, “protected health information”, “nonpublic personal information”, “sensitive personal information” and/or any equivalent term under applicable Privacy Laws and other applicable Laws.

“Privacy Laws” means Laws relating to the collection, storage, transfer, processing, security and use of Personal Data, data breach notification, website and mobile application privacy policies and practices, and email, text message or telephone communications and marketing, including HIPAA.

“Privacy Policies” means all published policies, notices, statements and procedures relating to Personal Data and/or the privacy, security or operation of any IT Assets.

“Proceeding” means any action, cause of action, claim, demand, litigation, suit, investigation, examination, charges, complaint, indictment, citation, inquiry, audit, or other similar proceeding of any nature, originating application to a tribunal, arbitration or other similar proceeding of any nature, civil, criminal, regulatory, administrative or otherwise, whether in equity or at law, in contract, in tort or otherwise.

“Programs” means any third-party payors and third-party payor programs and health plans in which the Company or any Subsidiary participates, including Government Healthcare Programs or private payors.

“Proxy Statement” has the meaning set forth in Section 7.3(a).

“Registered Company Intellectual Property” means Company Owned Intellectual Property that has been issued by, registered or filed with, renewed by or is the subject of a pending application before any Governmental Entity or Internet domain name registrar.

“Related Persons” means, with respect to any Person, such Person’s Affiliates and its and their respective former, current or future directors, officers, employees, direct or indirect equity holders, general or limited partners, mangers, members, controlling persons, attorneys, assignees, agents, representatives or representatives of any of the foregoing, or any former, current or future estates, heirs, executors, administrators, trustees, successors or assigns of any of the foregoing, or any financial institution which provides or is committed to provide financing in connection with the transactions contemplated by this Agreement or any of their respective Affiliates; provided, however, that unless otherwise explicitly stated, Parent and its Subsidiaries shall be deemed to not be Related Persons of the Company (and vice versa) for any purpose hereunder.

“Release” means any emission, spill, seepage, leak, escape, leaching, discharge, injection, pumping, pouring, emptying, dumping, disposal, migration, or release of Hazardous Materials from any source into, on, under or through the environment.

“Representatives” has the meaning set forth in Section 7.2(a).

“Required Information” means (a) the historical financial statements regarding the Company necessary to satisfy the conditions set forth in paragraph 4 of Exhibit C to the Debt Commitment Letter as of the date of this Agreement (it being acknowledged and agreed that the public filing with the SEC under the Exchange Act of any of such financial statements shall satisfy the requirements of such paragraph) and (b) all data necessary for the initial purchaser of an offering of such securities to receive customary “comfort” (including customary “negative assurance” comfort) with respect to any of the foregoing information.

“Requisite Company Stockholder Approvals” means (a) the Company Stockholder Approval and (b) the Company Unaffiliated Stockholder Approval.

“Rollover Agreement” means each rollover agreement between Parent (or any Affiliate of Parent), on the one hand, and a Rollover Holder, on the other hand, and any exhibit, schedule or attachment thereto, that (a) is entered into or amended on or prior to the date hereof (as in effect on such date and delivered to the Company on or prior to the date hereof) or (b) is entered into or amended after the date hereof and prior to the Effective Time (i) with the prior written consent of the Company (acting with the prior consent of the Special Committee) or (ii) the execution or delivery of which would not be expected to prevent or materially delay or impair the Merger and the transactions contemplated by this Agreement.

“Sarbanes-Oxley Act” has the meaning set forth in Section 5.6(a).

“SEC” has the meaning set forth in Article V.

“Securities Act” means the Securities Act of 1933.

“Special Committee” has the meaning set forth in the Recitals.

“Special Committee Financial Advisor” has the meaning set forth in Section 5.4(b).

“Special Committee Recommendation” has the meaning set forth in the Recitals.

“Standstill Agreement” means an agreement with a Person (other than the Parent or Merger Sub) that would prohibit such Person, prior to or after the execution, delivery and public announcement of this Agreement, from communicating confidentially a Company Acquisition Proposal to the Company Board (including the Special Committee).

“Subsidiary” means, with respect to any Person, any other Person of which at least a majority of the securities or ownership interests having by their terms ordinary voting power to elect a majority of the board of directors or other persons performing similar functions is directly or indirectly owned or controlled by such Person or by one or more of its Subsidiaries; provided, however, that the Company will be deemed to not be a Subsidiary of Parent for any purpose hereunder, unless otherwise expressly stated.

“Surviving Corporation” has the meaning set forth in Section 1.1(a).

“Takeover Statute” has the meaning set forth in Section 5.18.

“Tax” or “Taxes” means all taxes or similar duties, fees or charges or assessments thereof imposed by a Governmental Entity, in each case in the nature of a tax, including any interest, penalties and additions imposed with respect to such amount.

“Tax Advisor” has the meaning set forth in Section 5.15(b).

“Tax Opinion” has the meaning set forth in Section 5.15(b).

“Tax Returns” means all Tax returns, declarations, statements, reports, schedules, forms and information returns and statements relating to Taxes, including any schedules and attachments thereto and any amendments thereof, in each case required or permitted to be filed with any Governmental Entity.

“Third-Party Consents” means each filing, notice, report, consent, amendment, registration, approval, permit, waiver or authorization required to be made with or obtained from any Person that is not a Governmental Entity in connection with the execution, delivery and performance of this Agreement and the consummation of the Merger and the other transactions contemplated by this Agreement.

“Transaction Litigation” has the meaning set forth in Section 7.11(c).

“Treasury Regulations” means the U.S. Treasury regulations (including temporary Treasury regulations) promulgated under the Code.

“Unaffiliated Company Stockholders” has the meaning set forth in the Preamble.

“Willful and Material Breach” means a material breach that is a consequence of an act undertaken by the breaching Party or the failure by the breaching Party to take an act it is required to take under this Agreement, with knowledge that the taking of or failure to take such act would, or would reasonably be expected to, cause a breach of this Agreement.

10.16.          Counterparts.  This Agreement may be executed in any number of counterparts, each such counterpart being deemed to be an original instrument, and all such counterparts shall together constitute the same agreement.  A signed copy of this Agreement delivered by facsimile, email or other means of electronic transmission shall be deemed to have the same legal effect as delivery of an original signed copy of this Agreement.
10.17.          Non-Recourse.  This Agreement may only be enforced against, and any claim, action, suit or other legal proceeding based upon, arising out of, or related to this Agreement, or the negotiation, execution or performance of this Agreement, may only be brought against the entities that are expressly named as Parties hereto and then only with respect to the specific obligations set forth herein with respect to such Party, except for claims that the Company may assert in accordance with the Equity Commitment Letter, the Guarantee or the Confidentiality Agreement. Except as set forth in this Agreement, the Equity Commitment Letter, the Guarantee or the Confidentiality Agreement, no former, current or future officers, employees, directors, partners, equity holders, managers, members, attorneys, agents, advisors or other Representatives of any party hereto (each, a “Non-Recourse Party”) shall have any liability for any obligations or liabilities of any Party hereto under this Agreement or for any claim or proceeding (whether in tort, contract or otherwise) based on, in respect of or by reason of the Merger or the other transactions contemplated by this Agreement or in respect of any written or oral representations made or alleged to be made in connection herewith.  In furtherance and not in limitation of the foregoing, each Party covenants, agrees and acknowledges that no recourse under this Agreement or any other agreement referenced herein or in connection with any Merger or the other transactions contemplated by this Agreement shall be sought or had against any Non-Recourse Party, except for claims that any Party may assert against (a) another party solely in accordance with, and pursuant to the terms and conditions of, this Agreement or (b) pursuant to the express terms of the Equity Commitment Letter, the Guarantee or the Confidentiality Agreement.

10.18.          Debt Financing Sources.  Notwithstanding anything in this Agreement to the contrary, the Company, on behalf of themselves and the Company Subsidiaries and their respective controlled Affiliates, hereby: (a) agree that any Proceeding, whether in law or in equity, whether in contract or in tort or otherwise, by or against any Debt Financing Related Party, arising out of or relating to, this Agreement, the Debt Financing or any of the agreements entered into in connection with the Debt Financing or any of the transactions contemplated hereby or thereby or the performance of any services thereunder shall be subject to the exclusive jurisdiction of any federal or state court in the Borough of Manhattan, New York, New York, and any appellate court thereof and each party hereto irrevocably submits itself and its property with respect to any such Proceeding to the exclusive jurisdiction of such court, and such Proceeding (except to the extent relating to the interpretation of any provisions in this Agreement) shall be governed by the laws of the State of New York (without giving effect to any conflicts of law principles that would result in the application of the laws of another jurisdiction), (b) agree not to bring or support any Proceeding of any kind or description, whether in law or in equity, whether in contract or in tort or otherwise, against any Debt Financing Related Party in any way arising out of or relating to, this Agreement, the Debt Financing or any of the transactions contemplated hereby or thereby or the performance of any services thereunder in any forum other than any federal or state court in the Borough of

Manhattan, New York, New York, (c) agree that service of process upon the Company in any such Proceeding shall be effective if notice is given in accordance with Section 10.6, (d) irrevocably waive, to the fullest extent that it may effectively do so, the defense of an inconvenient forum to the maintenance of such Proceeding in any such court, (e) knowingly, intentionally and voluntarily waive, to the fullest extent permitted by applicable Law, trial by jury in any Proceeding brought against the Debt Financing Sources in any way arising out of or relating to, this Agreement, the Debt Financing or any of the transactions contemplated hereby or thereby or the performance of any services thereunder, (f) agree that none of the Debt Financing Related Parties will have any liability to the Company relating to or arising out of this Agreement, the Debt Financing or any of the transactions contemplated hereby or thereby or the performance of any services thereunder, whether in law or in equity, whether in contract or in tort or otherwise, (g) agree that the Debt Financing Related Parties are express third-party beneficiaries of, and may enforce, Section 10.13 and this Section 10.18 and (h) Section 10.13 and this Section 10.18 and the definitions of “Company Material Adverse Effect”, “Debt Financing Sources” and “Debt Financing Related Parties” shall not be amended, modified or waived (including any definitions in this Agreement to the extent such amendment or waiver would modify any such foregoing Sections or provisions (including for the avoidance of doubt, the definition of “Company Material Adverse Effect”)) in any way materially adverse to the Debt Financing Related Parties without the prior written consent of the Debt Financing Sources party to the Debt Commitment Letter; provided that, notwithstanding the foregoing, nothing herein shall affect the rights of Parent and Merger Sub against the Debt Financing Related Parties with respect to the Debt Financing or any of the transactions contemplated hereby or any services thereunder.

[Signature Page Follows]

IN WITNESS WHEREOF, this Agreement has been duly executed and delivered by the duly authorized officers of the Parties as of the date first written above.

SELECT MEDICAL HOLDINGS CORPORATION

By:	/s/ John F. Duggan
	Name:	John F. Duggan
	Title:	Executive Vice President, General Counsel, and Secretary

[Signature Page to Agreement and Plan of Merger]

STALLION INTERMEDIATE CORPORATION

By:	/s/ Ting Gu
	Name:	Ting Gu
	Title:	Vice President and Secretary

STALLION MERGERSUB CORPORATION

By:	/s/ Ting Gu
	Name:	Ting Gu
	Title:	Vice President and Secretary

[Signature Page to Agreement and Plan of Merger]